As filed with the Securities and Exchange Commission on April 16, 2007

Registration No. 333 -

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
______________
LIMCO-PIEDMONT INC.
(Exact name of registrant as specified in its charter)

Delaware	4581	73-1160278
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

Limco-Piedmont Inc.
5304 S. Lawton Ave.
Tulsa, Oklahoma, 74107
Tel: (918) 445-4300
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Mr. Shaul Menachem
Chief Executive Officer
Limco-Piedmont Inc.
5304 S. Lawton Ave.
Tulsa, Oklahoma, 74107
Tel: (918) 445-4300
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)
______________
Copies of Communications to:

Steven J. Glusband, Esq.	Richard H. Gilden, Esq.
Richard T. Califano, Esq.	Jeffrey L. Taylor, Esq.
Carter Ledyard & Milburn LLP	Kramer Levin Naftalis & Frankel LLP
Two Wall Street	1177 Avenue of the Americas
New York, NY 10005	New York, New York 10036
Tel: (212) 732-3200	Tel: (212)715-9100

          Approximate date of commencement of proposed sale to the public: As soon as possible after this registration statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

______________

CALCULATION OF REGISTRATION FEE

	Proposed Maximum
Title of Each Class of	Aggregate Offering	Amount of
Securities to be Registered	Price(1)(2)	Registration Fee
Common Stock, $0.01 par value	$45,000,000	$1,381.50

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.
(2)	Includes shares of common stock issuable upon the exercise of an over-allotment option granted to the underwriters.
______________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED APRIL 16, 2007

                         Shares

LIMCO-PIEDMONT INC.

Common Stock

This is the initial public offering of shares of our common stock. We are offering                          million shares of common stock and TAT Technologies Ltd. is offering                          shares of common stock. We will not receive any proceeds from our common stock sold by the selling shareholder.

Prior to this offering there has been no public market for our common stock. We currently expect the initial public offering price per share of common stock will be between $      and $      . We intend to apply to have our shares of common stock listed on The NASDAQ Global Market under the symbol “LIMC.”

We are a wholly-owned subsidiary of TAT Technologies Ltd. and after this offering TAT Technologies will own approximately      % of our outstanding shares of common stock assuming no exercise of the underwriters’over-allotment option.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of this prospectus.

		Per Share	Total
Public Offering Price		$	$
Underwriting Discounts and Commissions		$	$
Proceeds to Us, Before Expenses		$	$
Proceeds to Selling Shareholder, Before Expenses	.	$	$

The underwriters have been granted a 30-day option to purchase up to an additional shares of common stock from us and shares of common stock from the selling shareholder to cover over-allotments, if any, at the initial public offering price per share, less underwriting discounts and commissions.

Delivery of the shares of our common stock will be made on or about                          , 2007.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

____________________
Oppenheimer & Co.
Stifel Nicolaus
____________________

The date of this prospectus is                          , 2007.

___________________

          You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

          This summary highlights information contained elsewhere in this prospectus and provides an overview of the material aspects of this offering. This summary does not contain all of the information you should consider before deciding to invest in our common stock. You should read this entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors” beginning on page 7, our consolidated financial statements and the related notes included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

          Unless the context otherwise requires, references in this prospectus to “the company,” “our company,” “we,” “our,” and “us” means Limco-Piedmont Inc. and its subsidiaries, Limco-Airepair Inc., which we refer to as Limco, and Piedmont Aviation Component Services, LLC, which we refer to as Piedmont.

Our Company

          We provide maintenance, repair and overhaul, or MRO, services and parts supply services to the aerospace industry. Our four Federal Aviation Administration, or FAA, certified repair stations provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. In conjunction with our MRO services we are also an original equipment manufacturer, or OEM, of heat transfer equipment for airplane manufacturers and other selected related products. Our parts services division offers inventory management and parts services for commercial, regional and charter airlines and business aircraft owners.

          Prior to our acquisition of Piedmont in July 2005, our business was focused on providing MRO services for heat transfer components. With the acquisition of Piedmont we expanded the scope of our MRO services to include auxiliary power units, or APUs, propellers, landing gear and pneumatic ducting and also added a parts services business.

MRO Services

          We specialize in the repair and overhaul of heat transfer components, APUs, propellers, landing gear and pneumatic ducting. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Our business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems.

          Our MRO capabilities include, although are not limited to, components used in aircraft manufactured by the following aircraft manufacturers:

•	Airbus	•	Fokker
•	ATR	•	General Dynamics
•	Boeing	•	Gulfstream
•	Bombardier	•	Lockheed Martin
•	British Aerospace	•	Raytheon
•	Cessna	•	SAAB
•	Embraer	•	Shorts
•	Fairchild

          We are also licensed by Hamilton Sundstrand, a leading provider of aerospace products, to provide MRO services for all of their air-to-air heat transfer products and by Honeywell Aerospace, or Honeywell, a leading manufacturer of aerospace products and an aerospace services provider, to provide MRO services for three of its APU models.

          As a result of our acquisition of Piedmont, our MRO services segment has grown significantly over the last two years. Our MRO services segment accounted for $43.8 million, or 74.3%, of our revenues and $11.6 million, or 83.1%, of our gross profit, in each case for the year ended December 31, 2006. This represents a 58.8% increase in revenue and an 89.0% increase in gross profit from our MRO services segment in comparison to the prior year, principally due to the acquisition of Piedmont and implementation of cost-cutting measures.

Parts Services

          Our parts services division provides a number of services for commercial, regional and charter airlines and business aircraft owners, including inventory management and parts services. We presently assist several of these customers with their parts procurement needs by using our knowledge of the aircraft component industry to quickly acquire necessary aircraft components in a cost-effective manner. We have a knowledgeable and experienced staff of 10 customer service representatives and offer our customers 24 hour service and same day shipping. We currently supply parts to approximately 500 commercial, regional and charter airlines and business aircraft owners.

          Our parts services segment accounted for $15.2 million, or 25.7%, of our revenues and $2.4 million, or 16.9%, of our gross profit, in each case for the year ended December 31, 2006. Prior to our acquisition of Piedmont, our parts service segment did not have a material impact on our financial results.

Industry Background

          Demand for MRO Services

          The demand for MRO services is driven by:

  Size and age of the aircraft fleet: Out of the current 18,287 commercial aircraft in the world fleet, approximately 74% are over five years old. The world fleet is also expected to grow by 42% to 26,000 aircraft in 2015 despite the expected retirement of 2,500 aircraft over the same period.

  Aircraft utilization: Global air travel, as measured by revenue passenger miles, or RPMs, is expected to grow from 797 billion RPMs in 2006 to 990 billion RPMs in 2011, a compounded annual growth rate of 4.4%.

  Regulation by the FAA and other government authorities: The FAA mandates required regular inspection and maintenance of aircraft. No modification, service or repair can be made to any aircraft, nor can any parts be installed, inspected or certified, except by FAA certified repair facilities. European regulators have similar requirements.

          We believe that these trends will increase demand for MRO services, which are essential to the airlines’ efforts to reduce performance degradation, increase aircraft reliability and extend an aircraft’s operating life. The worldwide market for commercial component MRO services, which includes heat transfer components, APUs, propellers, landing gear and pneumatic ducting, as estimated by AeroStrategy, was approximately $8.2 billion in 2006. According to AeroStrategy, the worldwide MRO commercial component market is projected to grow at a compounded annual rate of 3.9% through 2015.

          Due to the increased maintenance costs of their aging fleets many carriers are aggressively seeking ways to reduce costs, minimize down-time, increase aircraft reliability and extend time between overhauls. One of the ways they are accomplishing these goals is through the outsourcing of more of their maintenance and support functions to reliable third parties. Based upon our experience in the industry, we also believe that commercial carriers who have made the decision to outsource their MRO requirements are searching for MRO service providers with a wide-range of service capabilities. These MRO service providers allow the carriers to concentrate their outsourcing of MRO services to a select group of third party providers.

Parts Aftermarket

          The aftermarket for aerospace parts primarily relates to those parts needed for the scheduled and unscheduled maintenance, repair and modification of aircraft already in service. Aircraft operators generally keep an inventory of those parts needed for the scheduled and unscheduled maintenance, repair and modification of aircraft already in service. As part of their cost cutting measures, air carriers are attempting to reduce their inventory of spare parts, consolidate their purchasing activity and reduce the number of suppliers with whom they do business.

Our Competitive Strengths

          We believe our key competitive advantages and strengths are:

  We have long-standing relationships with our customers. Among our long standing MRO customers are Bell Helicopter, Fokker, Hamilton Sundstrand, KLM Royal Dutch Airlines NV, Lufthansa Technik AG, PACE Airlines, Piedmont Airlines, the U.S. Government.

  Our experienced management team has a proven record of success. Under our management’s leadership, we have increased the cash flow of our operations through the successful reduction of inventory levels, improved efficiency and on-time performance and reduced manufacturing lead times while diversifying our revenue base and significantly improving the operating margins of our North Carolina facilities since our acquisition of Piedmont.

  We have a broad range of MRO capabilities and repair licenses from OEMs within our specialties. We believe that our ability to provide a broad range of MRO services for multiple components is attractive to customers who are seeking to outsource their MRO requirements and to concentrate their work among a small number of MRO providers. We also believe that our various OEM licenses to provide MRO services from such companies as Hamilton Sundstrand and Honeywell also provide us with a competitive advantage.

  We have extensive engineering capabilities. We believe that our multi-disciplinary engineering capabilities and technical expertise in heat transfer components provides us with the resources to provide quick and more efficient responses to our customers and distinguishes us from many of our MRO competitors who lack these capabilities.

Our Strategy

          Our growth strategy is to:

  Expand the scope of our MRO services. We intend to use our technical expertise, engineering resources and facilities to provide MRO services for additional types of aircraft and additional aircraft systems, subsystems and components and intend to devote additional financial resources to develop the required technical expertise to provide these additional MRO services.

  Increase our international sales. As part of our efforts to achieve greater penetration in the international markets, we intend to expand our marketing presence in Western Europe, which is our second largest market, and to substantially increase our presence in China and other East Asian nations, which are fast growing markets where we have had limited sales to date. Our management team is currently searching for opportunities to acquire or construct a facility in the Asia Pacific region, which will enable us to provide MRO services in the region and will facilitate our penetration of this market.

  Selectively pursue acquisition opportunities. We believe that acquisition opportunities such as Piedmont exist that will complement our MRO business. We will continue to pursue targeted complementary business acquisitions which will broaden the scope and depth of our MRO operations and increase our market share.

  Increase our cross-selling efforts. With our acquisition of Piedmont, we expanded our MRO services capabilities to include APUs, propellers and landing gear. The expansion of our MRO service offerings allows us to offer a more complete MRO service solution to our existing customer base. Consequently, we intend to increase our cross-selling efforts and offer the full range of our services to the historical customers of Limco and the new customers we obtained with the acquisition of Piedmont.

Operating Challenges

          As part of your evaluation of our business, you should take into account the challenges we face in implementing our strategies, which include the following:

  Our revenues and earnings depend substantially upon conditions in the airline industry. A significant or prolonged downturn in the airline industry could decrease demand for our services and products.

  The aerospace industry is subject to significant government regulation and oversight, and we may have to incur significant additional costs to comply with these regulations.

  We compete with a number of established companies in all aspects of our business, many of which have significantly greater resources and/or capabilities than we do.

  We may be unable to identify attractive acquisition candidates, successfully integrate our acquired operations or realize the intended benefits of our acquisitions.

  We have fixed-price contracts with some of our customers and we bear the risk of costs in excess of our estimates.

  We depend on our key executives, and may not be able to hire and retain additional key employees or successfully integrate new members of our team and the loss of a key employee could have a material adverse effect on our business.

  We also depend on maintaining a skilled workforce and any interruption in the work force at our facilities could curtail our operations.

  Our business and profitability are affected by the price and continuity of supply of certain component parts.

          For further discussion of these and additional challenges we face, see “Risk Factors” beginning on page 7.

Our Relationship with TAT Technologies

          We are a wholly owned subsidiary of TAT Technologies Ltd., or TAT Technologies. After this offering, TAT Technologies, a publicly-traded company, will own approximately      % of our outstanding shares of common stock, or approximately      % if the underwriters exercise their over-allotment option in full. For as long as TAT Technologies is the owner of more than 50% of our shares of common stock, it will have the ability to elect the members of our board of directors and to exercise a controlling influence over our business and affairs. Similarly, it will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, including the power to prevent an acquisition or any other change in control of us, and to take other actions that might be favorable to it. See “Description of Common Stock.”

          Prior to the completion of this offering, we will enter into agreements with TAT Technologies that will govern the relationship between us after this offering and will provide for, among other things, the provision of heat transfer equipment and engineering support for such equipment by TAT Technologies to us, a non-competition agreement with respect to certain markets and a registration rights agreement. The agreements have been negotiated in the context of a parent-subsidiary relationship and their terms may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See “Risk Factors — Risks Related to Our Relationship with TAT Technologies” and “Arrangements Between TAT Technologies and Us.”

Our Corporate Information

          We were incorporated in Delaware on February 28, 2007 as a successor to Limco-Airepair, Inc., which was incorporated as an Oklahoma corporation in 1995 upon the merger of three aerospace companies that had been acquired by TAT Technologies from 1992 through 1995. Prior to the consolidation of Limco-Airepair, Inc. into our company, it transferred all of its assets and liabilities associated with its Oklahoma operations to our wholly-owned subsidiary, Limco-Airepair Inc., a newly formed Delaware corporation. In July 2005, we acquired

Piedmont, a company certified by the FAA to perform maintenance, repair and overhaul services on APUs, propellers and landing gear. Our principal executive offices are located at 5304 S. Lawton Ave., Tulsa, Oklahoma, 74107, and our telephone number is (918) 445-4300. Our web address is www.limcopiedmont.com. The information contained on our website is not a part of this prospectus.

          Our logo and other trademarks mentioned in this prospectus are the property of our company. All other trademarks and trade names or trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	Shares

Common stock offered by the
selling shareholder	Shares

Common stock to be outstanding
after the offering	Shares

Use of proceeds	We intend to use the proceeds from this offering for general corporate pur-
poses, including working capital and to repay approximately $4 million in debt that we incurred to TAT Technologies in connection with the acquisi-
tion of Piedmont. Although we have no present commitments or agree-
ments to do so, we may also use a portion of the proceeds to acquire additional complementary businesses. See “Use of Proceeds.”

Proposed NASDAQ Global
Market symbol	LIMC

Risk factors	For a discussion of the risks related to our business, our relationship with
TAT Technologies, our operations and this offering, see “Risk Factors”
beginning on page 7.

          The number of shares of common stock that will be outstanding after this offering is based on 9,000,000 shares of common stock outstanding as of the date of this prospectus. Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase up to                               additional shares of common stock from us and                               additional shares from the selling shareholder.

Summary Historical Consolidated Financial Data

          The following tables present summary year-end historical data for our company. The data presented in these tables are from our historical financial statements and the notes to those statements included elsewhere in this prospectus. This summary information should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except share and per share data)
Consolidated Statements of
Operations Data:
Revenues:
MRO services	$10,643	$12,494	$13,874	$27,601	$43,824
Parts services	—	—	231	4,055	15,197
Total revenues	10,643	12,494	14,105	31,656	59,021
Cost of revenues:
Cost of MRO services	7,991	8,990	10,354	21,458	32,214
Cost of parts services	—	—	161	2,813	12,835
Total cost of revenues	7,991	8,990	10,515	24,271	45,049
Gross profit	2,652	3,504	3,590	7,385	13,972
Selling and marketing expenses	698	740	742	1,359	2,276
General and administrative expenses .	1,137	1,214	1,442	2,567	3,896
Amortization of intangibles	—	—	—	237	477
Operating income	817	1,550	1,406	3,223	7,323
Other income (expense):
Interest income	77	122	122	145	166
Interest expense	—	—	—	(357)	(637)
Total other income (expense)	77	122	122	(212)	(471)
Income before taxes	894	1,672	1,528	3,011	6,852
Income taxes	367	571	556	1,074	2,522
Net income	$527	$1,101	$972	$1,937	$4,330
Basic net earnings per share	$0.06	$0.12	$0.11	$0.22	$0.48
Weighted average number of shares
used in computing basic and diluted
net income per share	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000

	As of December 31, 2006
Consolidated Balance Sheet Data:	Actual	As Adjusted(1)
	(in thousands)
Cash and cash equivalents	$4,309
Working capital	11,350
Total assets	38,012
Long-term debt, net of current
maturities	4,000
Total shareholders’ equity	17,091

(1)	As adjusted to give effect to (a) the issuance of shares of common stock in this offering at an assumed offering price of $ per share of common stock, (b) the repayment of $4 million in long-term debt incurred in connection with the acquisition of Piedmont and (c) the receipt by us of estimated net proceeds of approximately $ million, after deducting underwriting discounts and commissions and the estimated offering expenses.

RISK FACTORS

          Investing in our common stock involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations would suffer. In that case, the trading price of our common stock would likely decline and you might lose all or part of your investment.

Risks Related to Our Business and Operations

Our revenues and earnings depend substantially upon conditions in the airline industry, and a significant or prolonged downturn in the airline industry could decrease demand for our services and products.

          Our revenues are principally derived from the provision of MRO services to airlines, air cargo carriers, MRO service centers and the military; and the provision of parts services for commercial, regional and charter airlines and business aircraft owners. Any downturn in the commercial aircraft industry could decrease demand for our services and products and negatively impact our financial condition. The commercial airline industry is cyclical and has historically been subject to fluctuations due to general economic and political conditions, such as fuel and labor costs, price competition, downturns in the global economy and national and international events.

          In the aftermath of the September 11, 2001 terrorist attacks, passenger traffic on commercial flights was significantly lower than prior to the attacks. Most commercial airlines reduced their operating schedules, lowered fares and implemented cost reduction initiatives. In addition, war or armed hostilities or the fear of such events, could further exacerbate many of the problems experienced as a result of terrorist attacks. Future terrorist attacks, war or armed hostilities, the outbreak of SARS or other epidemic diseases such as avian influenza, or the fear of such events, could further negatively impact the airline industry. These factors, as well as increases in fuel costs, have resulted in large and, in some cases, continuing financial losses in the airline industry. Major carriers around the world have recently emerged from bankruptcy protection or are in the process of doing so. Financial losses and reduced schedules in the airline industry have resulted, and will continue to result, in reduced orders and delivery delays of new commercial aircraft, parking and retirement of older aircraft (eliminating those aircraft from maintenance needs) and delays in airlines’ purchases of aftermarket parts and service as maintenance is deferred. During periods of reduced airline profitability, some airlines may delay purchases of spare parts, preferring instead to deplete existing inventories. If demand for new aircraft and spare parts decreases, there would be a decrease in demand for certain of our products.

The aerospace industry is subject to significant government regulation and oversight, and we may have to incur significant additional costs to comply with these regulations.

          The aerospace industry is highly regulated in the United States and in other countries. We must be certified or accepted by the FAA, the United States Department of Defense, the European Aviation Safety Agency, or EASA, and similar agencies in foreign countries and by individual OEMs in order to manufacture, sell and service parts used in aircraft. If any of our material certifications, authorizations or approvals are revoked or suspended, our operations will be significantly curtailed and we could be subjected to significant fines and penalties. In the future, new and more demanding government regulations may be adopted or industry oversight may be increased. We may have to incur significant additional costs to achieve compliance with new regulations or to reacquire a revoked or suspended license or approval, which could reduce our profitability.

We compete with a number of established companies in all aspects of our business, many of which have significantly greater resources or capabilities than we do.

          The market for MRO services and parts services is highly competitive. Competition in the MRO market is based on price, quality, engineered solutions, ability to provide a broad range of services, turn-around time, and the ability to perform repairs and overhauls rapidly. Our primary MRO services competitors are the service divisions of

OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For heat transfer component MRO services, our major competitors are the LORI Heat Transfer Center of Honeywell (Tulsa, Oklahoma) and SECAN-Honeywell (France). For APU, propeller and landing gear MRO services, our major competitors are Standard Aero Group Inc., Aerotech International Inc., Honeywell, Alameda Aerospace, Chromalloy, Messier-Dowty Aerospace (MD), AAR Corp., Hawker Pacific, APPH Ltd., Aero Precision Repair and Overhaul Company Inc, or APRO, Aircraft Propeller Service Inc, Pacific Propeller International LLC and H&H Propeller. For our OEM heat transfer equipment, our major competitors are other OEMs who manufacture heat transfer equipment, including the Hughes-Treitler division of Ametek Inc., Lytron Inc., Hamilton Sundstrand and Honeywell.

          The parts services industry is highly competitive and fragmented. Competition in this market is based on price, quality, prompt delivery and service. Competitors in this segment include original equipment manufacturers, the service divisions of large commercial airlines and other independent suppliers and distributors of parts.

          A number of our competitors have inherent competitive advantages. For example, we compete with the service divisions of large OEMs who in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. We also compete with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully-utilize the services of its maintenance employees and facilities.

          Further, our competitors may have additional competitive advantages, such as:

  the ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

  greater access to capital;

  stronger relationships with customers and suppliers;

  greater name recognition; and

  access to superior technology and marketing resources.

          If we are unable to overcome these competitive disadvantages, our business, financial condition and results of operations would be adversely affected.

The loss of a significant MRO services customer would reduce demand for our services and reduce our sales.

          Because of the high degree of concentration in the airline industry, and the importance of a few large customers for our MRO services, our MRO business is exposed to a high degree of risk related to customer concentration. In the years ended December 31, 2005 and 2006, our five largest MRO customers accounted for approximately 28.3% and 32.0%, respectively, of our MRO revenues. A loss of significant business from any of these customers would be harmful to our profitability.

We may be unable to identify attractive acquisition candidates, successfully integrate our acquired operations or realize the intended benefits of our acquisitions.

          One of our business strategies is to pursue targeted complementary business acquisition opportunities. Our business may be adversely affected if we cannot consummate acquisitions on satisfactory terms, or if we cannot effectively integrate acquired operations.

          Any growth through acquisitions will be partially dependent upon the availability of suitable acquisition candidates at favorable prices and upon advantageous terms and conditions. We intend to pursue acquisitions that we believe will present opportunities consistent with our overall business strategy. However, we may not be able to find suitable acquisition candidates to purchase or may be unable to acquire desired businesses or assets on economically acceptable terms. We may not be able to raise the money necessary to complete future acquisitions. In addition, acquisitions involve risks that the businesses acquired will not perform in accordance with expectations and that business judgments concerning the value, strengths and weaknesses of businesses acquired will prove incorrect. Further, we cannot assure you that our acquisition strategies will be successfully received by customers or investors or achieve their intended benefits.

          If we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions could result in the incurrence of additional debt and contingent liabilities and an increase in interest and amortization expenses or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs.

          In addition, we may not be able to successfully integrate any business we acquire into our existing business. The successful integration of new businesses depends on our ability to manage these new businesses and cut excess costs. The successful integration of future acquisitions may also require substantial attention from our senior management and the management of the acquired business, which could decrease the time that they have to service and attract customers and develop new products and services.

We have fixed-price contracts with some of our customers and we bear the risk of costs in excess of our estimates.

          We have entered into multi-year, fixed-price contracts with some of our MRO and OEM customers. Pursuant to these contracts, we realize all the benefits or costs resulting from any increases or decreases in the cost of providing services to these customers. Most of our contracts do not permit us to recover for increases in raw material prices, taxes or labor costs. Any increase in these costs could increase the cost of operating our business and reduce our profitability. Factors such as inaccurate pricing and increases in the cost of labor, materials or overhead may result in cost over-runs and losses on those agreements. We may not succeed in obtaining an agreement of a customer to reprice a particular product, and we may not be able to recoup previous losses resulting from incomplete or inaccurate engineering data.

Our U.S. government contracts contain unfavorable termination provisions and are subject to modification and audit. Consequently, we are subject to certain business risks as a result of supplying equipment and services to the U.S. government.

          Approximately 12.0% and 8.0% of our revenues were related to MRO services provided to the U.S. government for the years ended December 31, 2005 and 2006, respectively. We are subject to risks particular to contracts with governmental authorities. These risks include the ability of the governmental authorities to unilaterally:

  suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations;

  terminate existing contracts, with or without cause, at any time;

  reduce the value of existing contracts;

  audit our contract-related costs and fees, including allocated indirect costs; and

  control or potentially prohibit the export of our products.

          A decision by a governmental authority to take any or all of the actions listed above could materially reduce our sales and profitability. Most of our U.S. Government contracts can be terminated by the U.S. Government either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination.

A decline in U.S. military spending could result in a reduction of the amount of products and services we sell to the U.S. Government.

          Future U.S. Department of Defense, or DOD, budgets could be negatively impacted by several factors, including but not limited to the U.S. Government’s budget deficits and spending priorities and the cost of sustain-

ing the U.S. military presence and rebuilding operations in Iraq and Afghanistan, which could cause the DOD budget to remain unchanged or to decline. A significant decline in U.S. military expenditures in the future could result in a reduction in the amount of our products and services provided to the various agencies and buying organizations of the U.S. Government.

A portion of our revenue is derived from international sources, which exposes us to additional uncertainty.

          In the years ended December 31, 2005 and 2006, approximately 36.3% and 27.1%, respectively, of our revenues were derived from providing services to clients located outside of the United States. This source of revenue is subject to various risks, including:

  governmental embargoes or foreign trade restrictions;

  changes in U.S. and foreign governmental regulations;

  changes in foreign exchange rates;

  tariffs;

  other trade barriers;

  political, economic and social instability; and

  difficulties in accounts receivable collections.

We depend on our key executives, and may not be able to hire and retain additional key employees or successfully integrate new members of our team and the loss of a key employee could have a material adverse effect on our business.

          Our success will depend largely on our continued reliance on the experience and expertise of our senior management. Although we have entered into employment agreements with most members of our senior management, any of our senior managers may terminate his employment with us and seek employment with others who may seek his expertise. The loss of the expertise of any of our senior management through death, disability or termination of employment would have a material and adverse effect on our business, financial condition and results of operations. We are not the beneficiary of life or disability insurance covering any of our executives, key employees or other personnel.

          Our ability to implement our business strategy will depend on our success in recruiting, retaining and successfully integrating our management team and other personnel. If we are unable to retain employees and to attract and integrate new members of our management team, key employees or other personnel, we may be unable to successfully implement our business strategy in a timely manner. If we are unable to do so or if we were to lose the services of our senior executives or key employees, it could have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on maintaining a skilled workforce and any interruption in the work force at our facilities could curtail our operations.

          We derive the majority of our sales from overhaul services for components delivered to us from time to time by our customers and from parts services. Because we maintain a relatively small inventory of finished goods, an interruption of our work force due to strikes, work stoppages, shortages of appropriately skilled production and professional workers or other interruption could materially impact our ability to provide on-time delivery and customer satisfaction.

Our business and profitability are affected by the price and continuity of supply of certain component parts.

          We rely on Honeywell, Hamilton Sundstrand and TAT Technologies for parts for our MRO services and parts services business segments and in 2006 we entered into a five-year supply contract with Honeywell to purchase APU parts. If we were unable to obtain adequate supplies of parts from Honeywell, Hamilton Sundstrand,

TAT Technologies or other OEMs at commercially reasonable prices, our operations could be interrupted. Increased costs associated with supplied materials or components could increase our costs and reduce our profitability if we are unable to pass these cost increases on to our customers. We maintain a relatively small inventory of component parts for resale and our parts services business would suffer if the supply of replacement parts was reduced or terminated by our suppliers. There are other companies that may be able to supply us with necessary component parts. However, these potential suppliers would be required to undergo FAA, EASA and OEM certification, and this would make it difficult for us to change suppliers in a timely and cost-effective manner.

We depend on our Oklahoma and North Carolina facilities, and any damage to these facilities would adversely impact our operations.

          We believe that our success to date has been, and future results of operations will be, dependent in large part upon our ability to provide MRO services and to manufacture and deliver OEM products promptly upon receipt of orders and to provide prompt and efficient service to our customers. As a result, any disruption of our day-today operations could have a material adverse effect on our business, customer relations and profitability. We rely on our Tulsa, Oklahoma and Kernersville and Winston-Salem, North Carolina facilities for the provision of our MRO services, the production of our OEM products and the provision of our parts services. A fire, flood, earthquake or other disaster or condition that significantly damaged or destroyed any of these facilities would have a material adverse effect on our operations.

We have potential exposure to liabilities arising under environmental laws and regulations.

          Our business operations and facilities are subject to a number of federal, state, and local laws and regulations that govern the discharge of pollutants and hazardous substances into the air and water as well as the handling, storage and disposal of such materials and other environmental matters. Compliance with such laws as they relate to the handling, storage and disposal of hazardous substances is a significant obligation for us at each of our facilities. We would be subject to serious consequences, including fines and other sanctions, and limitations on our operations due to changes to, or revocations of, the environmental permits applicable to our facilities if we fail to comply. The adoption of new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new cleanup requirements could require us to incur costs and become subject to new or increased liabilities that could increase our operating costs and adversely affect the manner in which we conduct our business.

          Under certain environmental laws, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly operated by us or our predecessors, as well as properties to which we sent hazardous substances or wastes for treatment, storage, or disposal. Costs and other obligations can arise from claims for toxic torts, natural resource and other damages, as well as the investigation and clean up of contamination at such properties. Under certain environmental laws, such liability may be imposed jointly and severally, so we may be responsible for more than our proportionate share and may even be responsible for the entire liability at issue. The extent of any such liability can be difficult to predict.

We are exposed to potential liabilities arising from product liability and warranty claims.

          Our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured, serviced or supplied by us. In an effort to improve operating margins, some customers have delayed the replacement of parts beyond their recommended lifetime, which may undermine aircraft safety and increase our risk of liability.

          We cannot assure you that we will not experience any material product liability losses in the future, that we will not incur significant costs to defend such claims, that our insurance coverage will be adequate if claims were to arise or that we would be able to maintain insurance coverage in the future at an acceptable cost. A successful claim brought against us in excess of our available insurance coverage may have a material adverse effect on our business.

          In addition, in the ordinary course of our business contractual disputes over warranties can arise. We may be subject to requests for cost sharing or pricing adjustments from our customers as a part of our commercial relationships with them, even though they have agreed to bear these risks.

We use equipment that is not easily repaired or replaced, and therefore equipment failures could cause us to be unable to meet quality or delivery expectations of our customers.

          Many of our service and manufacturing processes are dependent on equipment that is not easily repaired or replaced. As a result, unexpected failures of this equipment could result in production delays or the manufacturing of defective products. Our ability to meet the expectations of our customers with respect to on-time delivery of repaired components or quality OEM products is critical. Our failure to meet the quality or delivery expectations of our customers could lead to the loss of one or more of our significant customers.

Risks Related to Establishing Our Company as Separate from TAT Technologies

TAT Technologies and its parent will control the majority of the voting power of our shares of common stock, investors will not be able to control the outcome of any shareholder vote. This concentration of ownership could adversely affect the trading price of our stock.

          After this offering, TAT Technologies will own approximately           % of our outstanding shares of common stock, assuming no exercise of the underwriters’ over-allotment option. TAT Technologies and its parent, TAT Industries Ltd., a publicly traded company in Israel, will be able to exercise considerable influence over our operations and business strategy and control the outcome of all matters involving shareholder approval.

          For so long as TAT Technologies owns more than 50% of our shares of common stock, it, and TAT Industries indirectly, will have the power to approve all matters requiring approval of common shareholders, including the election of all members of our board of directors, appointing management. TAT Technologies will also exercise a controlling influence over our business and affairs, any determinations with respect to mergers or other business combinations involving us, including our acquisition or disposition of assets, and other aspects of our business and affairs. The directors elected by TAT Technologies will have the ability to control decisions affecting our capital structure, including issuing additional capital stock, establishing stock purchase programs and declaring dividends. So long as TAT Technologies remains a significant shareholder, this concentration of stock ownership may have the effect of delaying, preventing or deterring a change in control of our company, which could deprive other shareholders of an opportunity to receive a premium over the then-prevailing market price for their common stock as part of a transaction such as a proxy contest, tender offer, merger or other purchase of common stock. In addition, this concentration of stock ownership may adversely affect the trading price of our common stock because investors may perceive disadvantages in owning stock in a company with a significant shareholder.

          The interests of TAT Technologies may differ from the interests of our other shareholders. For example, TAT Technologies could oppose a third party offer to acquire us that you might consider attractive, and the third party may not be able or willing to proceed unless TAT Technologies supports the offer. In addition, if our board of directors supports a transaction requiring an amendment to our certificate of incorporation, TAT Technologies will continue to be in a position to defeat any required shareholder approval of the proposed amendment. If our board of directors supports an acquisition of us by means of a merger or a similar transaction, the vote of TAT Technologies alone will be sufficient to approve or block the transaction under Delaware law. In each of these cases and in similar situations, our other shareholders may disagree with TAT Technologies as to whether the action opposed or supported by TAT Technologies is in the best interests of our shareholders.

          We have entered into a number of agreements with TAT Technologies setting forth various matters governing our relationship with TAT Technologies. These agreements govern our ongoing relationship with TAT Technologies. We will not be able to unilaterally terminate these agreements or amend them in a manner we deem more favorable to us so long as TAT Technologies continues to control the voting power of our shares of common stock.

Our historical financial information may not be representative of the results we would have achieved as a separate stand-alone company and may not be a reliable indicator of our future results.

          The historical financial information included in this prospectus reflects our operation as a wholly-owned subsidiary of TAT Technologies and the consolidation of the operations of Piedmont since its acquisition in July 2005. Therefore, our historical financial information may not reflect what our financial condition, results of operations or cash flows would have been had we been an independent company during the periods presented or what our results will be in the future. This is primarily a result of the following factors:

  we cannot expect TAT Technologies to provide financial support in the future;

  our historical financial results do not reflect any of the costs and expenses associated with our being a public company;

  our historical financial results do not reflect the operations of Piedmont prior to July 1, 2005; and

  our historical financial results reflect the payment of management fees to TAT Technologies through December 31, 2006. We ceased paying such fees as of December 31, 2006.

     Conflicts of interest may arise between TAT Technologies and us that could be resolved in a manner unfavorable to us.

          Conflicts of interest may arise between TAT Technologies and us in a number of areas relating to our ongoing relationships. After this offering, three of TAT Technologies’ directors and employees will continue to serve as directors of our company, and TAT Technologies has agreed to employ Shaul Menachem upon the conclusion of his employment with our company. Areas in which conflicts of interest between TAT Technologies and us could arise include, but are not limited to, the following:

  Cross directorships, employment and share ownership. The ongoing relationships of certain of our directors and executive officers with TAT Technologies and/or their interests in the ordinary shares of TAT
  Technologies could create, or appear to create, conflicts of interest when directors and executive officersare faced with decisions that could have different implications for the two companies. For example, thesedecisions could relate to disagreements over the desirability of a potential acquisition opportunity, or achange in dividend policy.

  Intercompany transactions. We expect to continue to enter into transactions with TAT Technologies as part of our day-to-day business activities. Although the terms of any such transactions will be established based upon negotiations between employees of TAT Technologies and us, subject to the approval of the independent directors on our board or a committee of disinterested directors, there can be no assurance that the terms of any such transactions will be as favorable to us as may otherwise be obtained in arm’s-length negotiations with unaffiliated third parties.

  Intercompany agreements. We have entered into agreements with TAT Technologies pursuant to which it provides us with heat transfer components and engineering support for our MRO operations with respect to such components. We have also agreed with TAT Technologies that we will not, except in certain limited circumstances, compete with each other in the sale of OEM heat transfer components and the provision of MRO services for heat transfer components. The terms of these agreements were established while we were a wholly-owned subsidiary of TAT Technologies and were approved by the independent directors of our board. We have also entered into a registration rights agreement with TAT Technologies concerning the registration for resale of our common stock by them. Conflicts could arise in the interpretation or any extension or renegotiation of these existing agreements after this offering.

Future sales or distributions of our shares of common stock by TAT Technologies could depress the market price for shares of our common stock.

          After this offering, TAT Technologies may sell all or some of the shares of our common stock that it owns or distribute those shares to its shareholders. We have entered into a registration rights agreement with TAT

Technologies granting it the right to require us to register for resale its shares of common stock under the Securities Act of 1933, as amended. Sales or distributions by TAT Technologies of substantial amounts of our shares of common stock in the public market or to its shareholders could adversely affect prevailing market prices for our shares of common stock. TAT Technologies is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any of our shares of common stock, except that TAT Technologies has agreed not to sell, spin off, split off or otherwise dispose of any of our shares of common stock for a period of one year after the date of this prospectus without the prior written consent of Oppenheimer & Co., subject to certain limited exceptions.

Risks Related to Our Common Stock and This Offering

     There has been no prior trading market for our common stock and our share price may be volatile.

          Before this offering, there has been no public market for shares of our common stock. An active public trading market may not develop after completion of this offering or, if developed, may not be sustained. We cannot predict how much liquidity such a market, if developed, might provide you with. The lack of a trading market may result in the loss of research coverage by any securities analyst that may cover our company in the future. Moreover, we cannot assure you that any securities analyst will initiate or maintain research coverage of our company. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering. In addition, an inactive trading market may impair our ability to raise additional capital by selling shares and may impair our ability to acquire other companies by using our shares as consideration.

          The price of the shares of common stock sold in this offering will not necessarily reflect the market price of our shares of common stock after this offering. The market price for our shares of common stock after this offering will be affected by a number of factors, including:

  period to period fluctuations in our results of operations;

  the announcement by us of new MRO services or acquisitions;

  regulatory developments;

  recruitment or departure of key personnel;

  the operating performance of our competitors; and

  industry-wide stock price fluctuations unrelated to the operating performance of us or our competitors.

          In addition, the stock prices of many companies in aerospace industries have experienced wide fluctuations that often have been unrelated to the operating performance of those companies. These factors and price fluctuations may materially and adversely affect the market price of shares of common stock. In addition, if our future quarterly results are below the expectations of securities analysts or investors, the price of our common stock would likely decline. Share price fluctuations may be exaggerated if the trading volume of our common stock is too low.

If, after this offering, we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned and our stock price may suffer.

          Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to do a comprehensive evaluation of its combined subsidiaries’ internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures; our management will be required to assess and issue a report concerning our internal controls over financial reporting and our independent auditors will be required to issue an opinion on management’s assessment of those matters. In connection with our separation from TAT Technologies, we will need to begin the documentation and testing of our internal controls. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be tested in connection with the filing of our annual report on Form 10-K for the fiscal year ending December 31, 2008. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

           In the course of our audit for the year ended December 31, 2004, our previous auditors identified four areas of internal controls that required improvement, and as such, as of December 31, 2004, our procedures and controls over our accounting and financial reporting functions were not sufficient. Although we believe that we have addressed these matters, we may be unable to correct other material weaknesses that we may identify in our ongoing evaluation in time to meet the deadline imposed by the Sarbanes-Oxley Act.

          If we fail to achieve and maintain the adequacy of our internal controls in accordance with applicable standards as then in effect and as supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404. As a result we might be subject to sanctions or investigation by regulatory agencies such as the SEC and we may become involved in securities class action litigation that could divert management’s attention and harm our business. Moreover, effective internal controls are necessary for us to produce reliable financial reports. If we cannot produce reliable financial reports or otherwise maintain appropriate internal controls, our business, financial condition and results of operations could be harmed, investors could lose confidence in our reported financial information, the market price for our stock could decline significantly and we may be unable to obtain additional financing to operate and expand our business.

     We do not anticipate paying dividends on shares of our common stock.

          We do not expect to pay cash dividends on our shares of common stock in the foreseeable future. The declaration of dividends is subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company.

     Purchasers in this offering will experience immediate and substantial dilution in net tangible book value.

          The assumed initial public offering price will be substantially higher than the net tangible book value per share of our outstanding shares of common stock. As a result, investors purchasing shares of our common stock in this offering will incur immediate dilution of $           per share, based on an assumed initial public offering price of $  per share, the mid-point of the price range set forth on the cover page of this prospectus. This dilution is due in large part to TAT Technologies’ having invested substantially less in our company than the assumed initial public offering price. Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities.

     We may allocate the proceeds of this offering in ways that you or other shareholders may not approve.

          We intend to use the net proceeds from this offering for general corporate purposes, including working capital and to repay the $4 million of outstanding debt that we owe to TAT Technologies, of which $1 million bears interest at a rate of Libor + 3% per annum (8.35% as of March 31, 2007) and $3 million bears interest at a fixed rate of 7.25% per annum. In addition, we intend to use a portion of the net proceeds of this offering to invest in or acquire new businesses through mergers, stock or asset purchases, joint ventures and/or other strategic relationships, although we have no present commitments or agreements with respect to any such material acquisition or investment. Our management will have broad discretion in the application of the net proceeds from this offering and may apply them in ways not approved by you or other shareholders. Failure by our management to apply these funds effectively could adversely affect our ability to continue to maintain and expand our business.

FORWARD-LOOKING STATEMENTS

          All statements other than statements of historical facts included in this prospectus, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected costs, savings and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "expect," "intend," "estimate," "anticipate," "believe" or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our expectations ("cautionary statements") are disclosed under "Risk Factors" and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements included in this prospectus.

          All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. We undertake no obligation to publicly update or revise forward-looking statements to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events, except as otherwise required by applicable law. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995, codified in Section 27A of the Securities Act of 1933, as amended.

INDUSTRY AND MARKET DATA

          This prospectus contains statistical data that we obtained from various industry publications and reports. Industry publications generally indicate that they have obtained their information from sources believed to be reliable, but the accuracy of that information is not guaranteed. We have not independently verified the accuracy of the market data and industry forecasts contained in this prospectus that were taken or derived from these industry publications.

USE OF PROCEEDS

          We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $        million based on an assumed offering price of $        per share, which is the mid-point of the price range set forth on the cover page of this prospectus, after deducting the underwriters’ discounts and commissions and our payment of estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling shareholder.

          A $1.00 increase (or decrease) in the assumed initial offering price of $      , which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (or decrease) net proceeds to us from this offering by $      , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and our payment of estimated offering expenses.

          We intend to use the net proceeds from this offering for general corporate purposes, including working capital and to repay the $4 million of debt that we owe to TAT Technologies, $1 million of which bears interest at a rate of Libor + 3% per year (8.35% at March 31, 2007) and $3 million of which bears interest at a fixed rate of 7.25% per year. The indebtedness to TAT Technologies is scheduled to mature on June 30, 2010 and was originally incurred in connection with our acquisition of Piedmont in July 2005.

          We may also invest in or acquire new businesses through mergers, stock or asset purchases, joint ventures and/or other strategic relationships, although we have no present plans, proposals or arrangements with respect to any such acquisition or investment.

          Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

          We have never declared or paid any cash dividends on our common stock and we do not anticipate paying any cash dividends on our common stock in the future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our operating results, future earnings, capital requirements, financial condition and future prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

          The following table presents our capitalization as of December 31, 2006 (i) on an actual basis and (ii) on an as adjusted basis to give effect to (a) the issuance of                     shares of common stock in this offering at an assumed offering price of $           per share of common stock, which is the mid-point of the price range set forth on the cover page of this prospectus, (b) the repayment of $4 million in long term debt owed to TAT Technologies that we incurred in connection with the acquisition of Piedmont and (c) the receipt by us of estimated net proceeds of approximately $            million, after deducting underwriting discounts and commissions and our payment of estimated offering expenses. See “Use of Proceeds.”

          You should read this table together with "Management’s Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2006
	Actual(1)	As Ajusted(2)
	(in thousands)
Long-term debt, net of current maturities	$4,000

Shareholders’ equity:
Common stock: $ 0.01 par value; 25,000,000 shares authorized, actual and as adjusted; 9,000,000 shares issued and outstanding,
actual; shares issued and outstanding as adjusted	90
Additional paid-in capital	7,446
Retained earnings	9,555
Total shareholders’ equity	17,091
Total capitalization	$25,091

(1)	Assumes no exercise of the underwriters’ over-allotment option.
(2)	A $1.00 increase (or decrease) in the assumed initial offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (or decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and our payment of estimated offering expenses.

DILUTION

          If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of common stock and the adjusted net tangible book value per share of common stock after this offering.

          Our net tangible book value as of December 31, 2006 was $           million, or $           per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding upon consummation of this offering.

          Our pro forma net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and net tangible book value per share of common stock immediately after the completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of                     shares of common stock by us in this offering at an assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts, the non-accountable expense allowance and estimated offering expenses payable by us, our pro forma net tangible book value would have been $           million, or approximately $           per share of common stock based on $           shares outstanding upon completion of this offering. This represents an immediate increase in pro forma net tangible book value of $           per share of common stock to existing shareholders and an immediate dilution of $           per share of common stock to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock
Net tangible book value per share of common stock as of December 31, 2006
Increase in net tangible book value per common stock attributable to this offering
Pro forma net tangible book value per share after the offering
Dilution per share to new investors

          If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $           per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $           per share.

          A $1.00 increase (or decrease) in the assumed initial offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (or decrease) the pro forma net tangible book value as of December 31, 2006 by $           million, or $           per common share and the dilution per share to new investors by $           assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the assumed underwriting discounts and commissions and our payment of estimated offering expenses.

SELECTED CONSOLIDATED FINANCIAL DATA

          You should read the following selected consolidated financial data in conjunction with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The consolidated statements of operations data for the three years ended December 31, 2006 and the consolidated balance sheets data as of December 31, 2006 and 2005 are derived from our audited consolidated financial statements included elsewhere in this prospectus, which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated income statement data for the two years ended December 31, 2003 and the consolidated balance sheet data as of December 31, 2004, 2003 and 2002 are derived from our audited consolidated financial statements not included in this prospectus. The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

	December 31,
	2002	2003	2004	2005	2006
	(in thousands, except share and per share data)
Consolidated Statements of
Operations Data:
Revenues:
MRO services	$10,643	$12,494	$13,874	$27,601	$43,824
Parts services	—	—	231	4,055	15,197
Total revenues	10,643	12,494	14,105	31,656	59,021
Cost of revenues:
Cost of MRO services	7,991	8,990	10,354	21,458	32,214
Cost of parts services	—	—	161	2,813	12,835
Total cost of revenues	7,991	8,990	10,515	24,271	45,049
Gross profit	2,652	3,504	3,590	7,385	13,972
Selling and marketing expenses	698	740	742	1,359	2,276
General and administrative expenses .	1,137	1,214	1,442	2,567	3,896
Amortization of intangibles	—	—	—	237	477
Operating income	817	1,550	1,406	3,223	7,323
Other income (expense):
Interest income	77	122	122	145	166
Interest expense	—	—	—	(357)	(637)
Total other income (expense)	77	122	122	(212)	(471)
Income before taxes	894	1,672	1,528	3,011	6,852
Income taxes	367	571	556	1,074	2,522
Net income	$527	$1,101	$972	$1,937	$4,330
Basic net earnings per share	$0.06	$0.12	$0.11	$0.22	$0.48
Weighted average number of shares
used in computing basic and diluted
net income per share	9,000,000	9,000,000	9,000,000	9,000,000	9,000,000

	December 31,
	2002	2003	2004	2005	2006
	(in thousands)
Consolidated Balance Sheets
Data:
Cash and cash equivalents	$2,073	$2,776	$3,657	$2,259	$4,389
Working capital	6,395	7,410	8,791	12,162	11,350
Total assets	10,211	13,951	14,081	33,743	38,012
Long-term debt, net of current
maturities	—	—	—	10,000	4,000
Total shareholders’ equity	8,751	9,852	10,824	12,761	17,091

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in prospectus.

Background

          Prior to the consummation of this offering, we operated as a wholly-owned subsidiary of TAT Technologies. We were incorporated in Delaware on February 28, 2007 as a successor to Limco-Airepair, Inc., which was incorporated as an Oklahoma corporation in 1995 upon the merger of three aerospace companies that had been acquired by TAT Technologies from 1992 through 1995. Prior to the consolidation of Limco-Airepair, Inc. into our company, it transferred all of its assets and liabilities associated with its Oklahoma operations to our wholly-owned subsidiary, Limco-Airepair Inc., a newly formed Delaware corporation.

          Prior to our acquisition of Piedmont in July 2005, our business was focused on providing MRO services for heat transfer components. With the acquisition of Piedmont, we expanded the scope of our MRO services to also include APUs, propellers and landing gear and added our parts services business.

          We acquired Piedmont for approximately $6 million and the assumption of approximately $14.2 million of indebtedness and other liabilities of Piedmont. The acquisition was accounted for using the purchase method of accounting as determined in FASB Statement No. 141 and accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition. Among the assets acquired from Piedmont, we allocated $11.3 million of the purchase price to current assets, $4.8 million to goodwill, $1.9 million to customer relationships, $1.2 million to property and equipment, $653,000 to non-compete agreements and $307,000 to other intangible assets.

          After our acquisition of Piedmont, we initiated a broad cost-cutting initiative, which included:

  the consolidation of five business groups within Piedmont into three business groups which allowed us to reduce the number of Piedmont employees by 12% and to permit the lease of a Piedmont facility to lapse, reducing the number of facilities being utilized by Piedmont from three to two; and

  the replacement of $10.5 million of indebtedness bearing interest at an average rate of 8.17% with new debt bearing interest at an average rate of 6.34% as of June 30, 2005.

          We believe that these actions resulted in savings of approximately $2 million to our company on an annual basis.

          Our consolidated financial statements have been prepared on the historical cost basis and present our financial position, results of operations and cash flows as derived from TAT Technologies’ historical financial statements. TAT Technologies has historically provided us with certain services including general and administrative services for employee benefit programs, insurance, legal, treasury and tax compliance. The financial information included in our financial statements does not necessarily reflect what our financial position and results of operations would have been had we operated as a stand-alone entity during the periods covered, and may not be indicative of our future operations or financial position.

Overview

          We provide a variety of services and products to the aerospace industry. We operate four FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. In conjunction with our MRO services, we also manufacture related OEM components for airplane manufacturers and other environmental control and cooling systems. Our parts services division offers parts services for commercial, regional and charter airlines and business aircraft owners.

Sources of Revenues

          We specialize in the repair and overhaul of heat transfer components, APUs, propellers, landing gear and pneumatic ducting. We are licensed by Hamilton Sundstrand, a leading provider of aerospace products, to provide MRO services for all of their air-to-air heat transfer products, by Honeywell, a leading manufacturer of aerospace products and aerospace services provider, to provide MRO services for three of their APU models and by TAT Technologies to provide MRO services for their heat exchangers. Our propeller repair facility is an authorized service center for Hartzell and McCauley propellers. Our repair stations are certified by the FAA and the EASA. We also manufacture heat transfer equipment used in commercial, regional, business and military aircraft, complete environmental control systems and cooling systems for electronics.

          The pricing terms under our MRO contracts vary depending on the type of contract and its specific terms. Generally the types of contracts that we enter into are as follows:

  time and material contracts, in which we charge our customer a price based on the specific work to be performed;

  fixed price per maintenance or service event contracts, in which pre-negotiated fixed prices are charged for specific repair and overhaul or redesign services; and

  fixed price per component hour (or in the case of landing gear, the number of landing cycles) contracts in which pre-negotiated fixed prices are charged for any and all repair and overhaul service requirements during the term of the contract.

          Our parts services division provides inventory management and parts services for commercial, regional and charter airlines and business aircraft owners. We also maintain a small inventory of parts for resale.

          Our revenues from our two principal lines of business for the three years ended December 31, 2006 were as follows:

	2004		2005(1)		2006
		% of		% of		% of
		Total		Total		Total
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues
	(in thousands)
Revenues:
MRO services	$13,874	98.4%	$27,601	87.2%	$43,824	74.3%
Parts services (2)	231	1.6%	4,055	12.8%	15,197	25.7%
Total revenues	$14,105	100.0%	$31,656	100.0%	$59,021	100.0%

(1)	Includes the operations of Piedmont since its acquisition in July 2005.
(2)	Prior to the acquisition of Piedmont in July 2005 parts services revenues were an incidental part of our business.

          The following table reflects the geographic breakdown of our revenues for each of the three years ended December 31, 2006:

	2004		2005(1)		2006
		% of		% of		% of
		Total		Total		Total
	Revenues	Revenues	Revenues	Revenues	Revenues	Revenues
	(in thousands)
North America	$9,280	65.8%	$20,154	63.7%	$43,043	72.9%
Europe	2,981	21.1%	7,435	23.5%	12,401	21.0%
Israel and other	777	5.5%	3,026	9.5%	1,614	2.7%
Asia	1,067	7.6%	1,041	3.3%	1,963	3.4%
Total	$14,105	100.0%	$31,656	100.0%	$59,021	100.0%

(1)      Includes the operations of Piedmont since its acquisition in July 2005.

Costs and Expenses

          Cost of revenues. Our cost of revenues for MRO services consists of component and material costs, direct labor costs, shipping expenses, overhead related to manufacturing and depreciation of manufacturing equipment. Our cost of revenues for parts services consists primarily of the cost of the parts and shipping expenses.

          Our gross margin is affected by the proportion of our revenues generated from MRO services (including the sale of OEM products) and parts services. Our revenues from MRO services generally have higher gross margins than our parts services.

          Selling and marketing expenses. Selling and marketing expenses consist primarily of commission payments, compensation and related expenses of our sales teams, attendance at trade shows and advertising expenses and related costs for facilities and equipment.

          General and administrative expenses. General and administrative expenses consist of compensation and related expenses for executive, finance, legal and administrative personnel, professional fees and other general corporate expenses and related costs for facilities and equipment.

          Other income (expense). Other income (expense) consists of our interest income and interest expense. Our interest expense relates to the interest paid to Bank Leumi USA and TAT Technologies for loans incurred in connection with the acquisition of Piedmont in July 2005. We initially incurred $12 million in loans for the acquisition and had repaid $4 million of such loans as of December 31, 2006.

          Tax expense. Tax expense consists of federal, state and local taxes on the income of our business.

Impact of Critical Accounting Policies

          The preparation of the financial statements in accordance with generally accepted accounting principles in the United States, or GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales, costs and expenses and related disclosures. Though we evaluate our estimates and assumptions on an ongoing basis, our actual results may differ from these estimates.

          Certain of our accounting policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments are described below to facilitate better understanding of our business activities. We base our judgments on our experience and assumptions that we believe are reasonable and applicable under the circumstances.

Revenue recognition

          Revenues from the sale of our services and products are recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and we no longer have any significant obligation with respect to such sale. We do not grant a right of return.

          Revenues from MRO services are recognized when customer-owned material is shipped back to the customer. Revenues from parts sales are recognized when the part is shipped to the customer and title passes to the customer.

          Revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. We estimate the costs that are expected to be incurred based on our experience with the aggregate costs incurred and to be incurred on contracts of this nature. The costs incurred related to our maintenance contracts are not incurred on a straight-line basis, as the timing to provide our maintenance services is dependent on when parts under these contracts require maintenance.

Goodwill, Other Intangible Assets and Long-Lived Assets

          Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Of the $4.8 million of goodwill on our balance sheet as of December 31, 2006, approximately $4.3 million was a result of our acquisition of Piedmont. The identifiable intangible assets relating to the

Piedmont acquisition, other than goodwill, included in our balance sheet are workforce, customer relationships and other assets acquired. The value we assigned to these intangible assets, using the income approach based on the present value of the cash flows attributable to each asset, was approximately $2.9 million. The amounts allocated to these intangible assets are being amortized on a straight-line basis over periods ranging from 0.3 to 10 years.

          We review goodwill and other intangible assets for potential impairment annually and when events or changes in circumstances indicate the carrying value of the goodwill or the other intangible assets may be impaired, in which case we may obtain an appraisal from an independent valuation firm to determine the amount of impairment, if any. In addition to the possible use of an independent valuation firm, we perform internal valuation analyses and consider other publicly available market information. We determine fair value using widely accepted valuation techniques, including discounted cash flow and market multiple analyses. These types of analyses require us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations. In the fourth quarter of fiscal 2006, we completed our annual impairment testing of goodwill using the methodology described in the notes to our consolidated financial statements, and determined there was no impairment of our goodwill. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge.

Income Taxes

          We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” (“SFAS No. 109”). We use the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax bases of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is more likely than not that some portion of the deferred tax assets will not be realized. To the extent that our decisions and assumptions and historical reporting are determined not to be compliant with applicable tax laws we may be subject to adjustments in our reported income for tax purposes as well as interest and penalties.

Allowances for Doubtful Accounts

          We perform ongoing credit evaluations of our customers’ financial condition and we require collateral as deemed necessary. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make payments. In judging the adequacy of the allowance for doubtful accounts, we consider multiple factors including the aging of our receivables, historical bad debt experience and the general economic environment. Management applies considerable judgment in assessing the realization of receivables, including assessing the probability of collection and the current credit worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories

          Inventories are stated at the lower of cost or market. Cost is determined by the average cost and first-in, first-out (FIFO) methods. We write down obsolete or slow moving inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand, market conditions and sale forecasts. If actual market conditions are less favorable than we anticipate, additional inventory write-downs may be required.

Warranty Costs

          We provide warranties for our products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product. We estimate the costs that may be incurred under our warranty and record a liability in the amount of such costs at the time the product is shipped. We periodically assess the adequacy of our recorded warranty liabilities and adjust the amounts as necessary. As of December 31, 2005 and 2006, the aggregate amount of our warranty costs was not material.

          Results of Operations

          The following table sets forth our statements of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
Revenues:
MRO services	98.4%	87.2%	74.3%
Parts services	1.6	12.8	25.7
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Cost of MRO services	73.5%	67.8%	54.6%
Cost of parts services	1.1	8.9	21.8
Total cost of revenues	74.6%	76.7%	76.4%
Gross profit	25.4%	23.3%	23.6%
Operating expenses:
Selling and marketing expenses	5.3	4.3	3.9
General and administrative expenses	10.2	8.1	6.6
Amortization of intangibles	—	0.7	0.8
Total operating expenses	15.5	13.1	11.3
Operating income	10.0	10.2	12.3
Financial income (expense), net	0.9	(0.7)	(0.7)
Income taxes	3.9	3.4	4.3
Net income	6.9%	6.1%	7.3%

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

          Revenues. Total revenues increased to $59.0 million for the year ended December 31, 2006 from $31.7 million for the year ended December 31, 2005, an increase of 86.4%. This increase was primarily attributable to the inclusion of a full year of revenues generated by our Piedmont subsidiary that was acquired in July 2005. In 2005, we included $16.1 million in revenues attributable to Piedmont while in 2006 Piedmont generated $42.3 million of revenues.

          Revenues from MRO services, including OEM sales, increased to $43.8 million for the year ended December 31, 2006 from $27.6 million for the year ended December 31, 2005, an increase of 58.8%. The increase in MRO services revenues in 2006 was primarily attributable to the $27 million of MRO services revenues generated by Piedmont in 2006 compared to $12.2 million generated by it in the second half of 2005. The organic growth in our MRO services segment is primarily a result of increased sales to Piedmont’s customers and sales to new customers. Revenues from heat transfer components increased to approximately $16.8 million for the year ended December 31, 2006 from approximately $15.5 million for the year ended December 31, 2005, an increase of 8.0%. Of such MRO services, OEM product sales were substantially the same at approximately $4.0 million for each of the years ended December 31, 2005 and 2006.

          Parts services revenues increased by 274.7% to $15.2 million for the year ended December 31, 2006 from $4.1 million for the year ended December 31, 2005, when we acquired the parts business of Piedmont. The organic growth in parts sales is attributable to increased purchases by existing customers and the recruitment of four new customers that require parts for the general overhaul of their aircraft.

          Cost of revenues. Cost of revenues increased to $45.0 million for the year ended December 31, 2006 from $24.3 million for the year ended December 31, 2005, an increase of 85.6%. Cost of revenues for MRO services increased to $32.2 million for the year ended December 31, 2006 from $21.5 million for the year ended December 31, 2005, an increase of 50.1%, primarily as a result of our increased revenues due to our acquisition of Piedmont. Cost of revenues for parts services increased to $12.8 million for the year ended December 31, 2006 from $2.8 million for the year ended December 31, 2005, an increase of 356.4%, principally as a result of our increased parts revenues.

          Gross profit as a percentage of revenues increased to 23.7% for the year ended December 31, 2006 from 23.3% for the year ended December 31, 2005. In 2006, our gross profit margin on MRO services increased to 26.5% from 22.3% in 2005, principally as a result of the improved operating margins at Piedmont. In 2006, our gross profit margin on parts services decreased to 15.5% from 30.7% in 2005, principally as a result of our use of competitive pricing to gain market share, the sale of a larger percentage of parts that have lower profit margins and the costs incurred to obtain new customers. In 2005, we benefited from a one-time opportunity to purchase parts for resale at a significant discount.

          Selling and marketing expenses. Selling and marketing expenses increased to $2.3 million for the year ended December 31, 2006 from $1.4 million for the year ended December 31, 2005, an increase of 67.5%. As a result of the cost savings arising from the integration of the Piedmont marketing staff with the marketing staff of Limco, our selling and marketing expenses as a percentage of revenues decreased to 3.9% for the year ended December 31, 2006 from 4.3% for the year ended December 31, 2005.

          General and administrative expenses. General and administrative expenses increased to $3.9 million for the year ended December 31, 2006 from $2.6 million for the year ended December 31, 2005, an increase of 51.8%. General and administrative expenses as a percentage of revenues decreased to 6.6% for the year ended December 31, 2006 from 8.1% for the year ended December 31, 2005, primarily as a result of our reorganization of Piedmont’s operational structure from five business units to three business units and management’s efforts to streamline the number of levels of management at Piedmont after the acquisition.

          Amortization of intangibles. Our amortization of intangibles increased to $478,000 for the year ended December 31, 2006 from $237,000 for the year ended December 31, 2005, an increase of 101.9%, reflecting a full year’s ownership of Piedmont.

          Interest income. Interest income increased to $166,000 for the year ended December 31, 2006 from $145,000 for the year ended December 31, 2005, an increase of 15.0%, principally as a result of higher prevailing interest rates.

          Interest expense. Interest expense increased to $637,000 for the year ended December 31, 2006 from $357,000 for the year ended December 31, 2005, an increase of 78.6%. The increase reflects a full year of interest expense attributable to the loans we incurred to acquire Piedmont in July 2005.

          Income taxes. Income taxes increased to $2.5 million for the year ended December 31, 2006 from $1.1 million for the year ended December 31, 2005, an increase of 135.0%, principally as a result of our increased profitability. Our effective tax rate was 36.8% in the year ended December 31, 2006 and 35.7% in the year ended December 31, 2005.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

          Revenues. Total revenues increased to $31.7 million for the year ended December 31, 2005 from $14.1 million for the year ended December 31, 2004, an increase of 124.4%. The increase is primarily attributable to the inclusion of $16.1 million of revenues generated by Piedmont after its acquisition in July 2005.

          Revenues from MRO services, including OEM product revenues, increased to $27.6 million for the year ended December 31, 2005 from $13.9 million for the year ended December 31, 2004, an increase of 98.9%. The increase in revenues from MRO services was primarily attributable to the $12.2 million of MRO services revenue generated by Piedmont in the second half of 2005. OEM product revenues decreased to approximately $3.6 mil-

lion for the year ended December 31, 2005 from $3.8 million for the year ended December 31, 2004, a decrease of 5.0%.

          Parts services revenues increased to $4.1 million for the year ended December 31, 2005 from $231,000 for the year ended December 31, 2004. Prior to our acquisition of the Piedmont parts business our parts services revenues were incidental to our business.

          Cost of revenues. Cost of revenues increased to $24.3 million for the year ended December 31, 2005 from $10.5 million for the year ended December 31, 2004, an increase of 130.8%, principally as a result of the inclusion of the cost of Piedmont’s revenues. Cost of revenues for MRO services increased to $21.5 million for the year ended December 31, 2005 from $10.4 million for the year ended December 31, 2004, an increase of 107.3%, principally as a result of our increased revenues. Cost of revenues for parts services increased to $2.8 million for the year ended December 31, 2005 from $161,700 for the year ended December 31, 2004, an increase of 1,639.2%, principally as a result of the costs associated with Piedmont’s parts services business.

          Gross profit as a percentage of revenues decreased to 23.3% for the year ended December 31, 2005 from 25.4% for the year ended December 31, 2004. In 2005, our gross profit margin on MRO services revenues decreased to 22.3% from 25.4% in 2004, as a result of including $12.2 million of MRO services generated by Piedmont. During 2005, Piedmont’s MRO services revenue for APUs, propellers and landing gear carried lower profit margins than those which we generally obtain for our heat exchanger services. In 2005, our gross profit margin on parts services was 30.7% compared to 29.9% in 2004 when we had limited revenues in this segment.

          Selling and marketing expenses. Selling and marketing expenses increased to $1.4 million for the year ended December 31, 2005 from $742,000 for the year ended December 31, 2004, an increase of 83.2%. Selling and marketing expenses as a percentage of revenues decreased to 4.3% for the year ended December 31, 2005 from 5.3% for the year ended December 31, 2004, primarily as a result of the consolidation of the Piedmont’s MRO services marketing staff with our Limco marketing staff and a reduction in the number of Piedmont marketing employees.

          General and administrative expenses. General and administrative expenses increased to $2.6 million for the year ended December 31, 2005 from $1.4 million for the year ended December 31, 2004, an increase of 78.0%. General and administrative expenses as a percentage of revenues decreased to 8.1% for the year ended December 31, 2005 from 10.2% for the year ended December 31, 2004, primarily as a result of management’s efforts to reduce the number of administrative personnel at Piedmont after the acquisition.

          Amortization of intangibles. Our amortization of intangibles associated with the acquisition of Piedmont in July 2005 was $237,000 for the year ended December 31, 2005. We did not have any similar expense in 2004.

          Interest income. Interest income increased to $145,000 for the year ended December 31, 2005 from $122,000 for the year ended December 31, 2004, an increase of 18.9%, principally as a result of higher prevailing interest rates.

          Interest expense. We incurred interest expense of $357,000 for the year ended December 31, 2005 attributable to the loans we incurred to acquire Piedmont in July 2005. We did not incur any interest expense in 2004.

          Income taxes. Income taxes increased to $1.1 million for the year ended December 31, 2005 from $556,000 for the year ended December 31, 2004, an increase of 93.1%, principally as a result of our increased profitability.

Quarterly Results of Operations

          The following table presents the consolidated statements of operations data for each of the eight fiscal quarters ended December 31, 2006, in dollars and as a percentage of revenues. In management’s opinion, this unau-dited information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the unaudited information for the quarters presented. The results of operations for any quarter are not necessarily indicative of results that we might achieve for any subsequent periods.

	For the Three Month Period Ending
	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2005	2005	2005	2005	2006	2006	2006	2006
Revenues	$3,980	$4,374	$10,032	$13,270	$12,251	$13,652	$14,477	$18,641
Cost of revenues	2,940	3,056	7,733	10,542	9,238	10,259	10,670	14,882
Gross profit	1,040	1,318	2,299	2,728	3,013	3,393	3,807	3,759
Selling and marketing expenses	205	205	342	608	533	560	564	618
General administrative expenses	357	511	884	813	874	1,006	1,119	897
Amortization of intangibles	—	—	116	121	112	115	115	135
Operating income	478	602	957	1,186	1,494	1,712	2,009	2,109
Other income (expenses), net	25	39	(198)	(78)	(65)	(217)	(126)	(63)
Income before income taxes	503	641	759	1,108	1,429	1,495	1,882	2,046
Income taxes	174	203	296	401	522	563	696	742
Net income	$329	$438	$463	$707	$907	$932	$1,187	$1,304
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	73.9	69.9	77.1	79.4	75.4	75.2	73.7	79.8
Gross profit	26.1	30.1	22.9	20.6	24.6	24.8	26.3	20.2
Selling and marketing expenses	5.1	4.7	3.4	4.6	4.4	4.1	3.9	3.3
General administrative expenses	9.0	11.7	8.8	6.2	7.1	7.4	7.7	4.9
Amortization of intangibles	—	—	1.1	0.9	0.9	0.8	0.8	0.7
Operating income	12.0	13.7	9.6	8.9	12.2	12.5	13.9	11.3
Other income (expenses), net	0.6	0.9	(2.0)	(0.6)	(0.5)	(1.6)	(0.9)	(0.3)
Income before income taxes	13.0	14.6	7.6	8.3	11.7	10.9	13.0	11.0
Income taxes	4.4	4.6	3.0	3.0	4.3	4.1	4.8	4.0
Net income	8.2%	10.0%	4.6%	5.3%	7.4%	6.8%	8.2%	7.0%

          We expect our operating results to fluctuate significantly in the future as a result of various factors, many of which are outside our control, including the timing of orders, the provision of services and deliveries. Consequently, we believe that period-to-period comparisons of our operating results may not necessarily be meaningful, and as a result, you should not rely on them as an indication of future performance.

Seasonality

          We believe that the growth of our business over the last two years has masked a historical seasonal trend in the MRO services sector. Historically, we have seen many airlines decrease their maintenance requirements in the peak air travel summer months and increase their maintenance requirements in the winter months when air travel is not as great.

Off-balance Sheet Arrangements

          As of December 31, 2006, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

          We incurred a long-term loan from Bank Leumi USA in connection with the acquisition of Piedmont, of which $4.0 million remained outstanding as of December 31, 2006 and which bears interest at an annual rate of Libor + 1.3% (6.66% at December 31, 2006). We also obtained two loans from TAT Technologies in connection with the acquisition, one of which bears interest at a variable interest rate of Libor + 3% (8.36% at December 31, 2006) and which had an outstanding principal amount of $1.0 million as of December 31, 2006. An increase or decrease of 1% in market interest rates would increase or decrease our interest expense on our outstanding variable-rate loans by $50,000. The other $3.0 million loan from TAT Technologies bears interest at a fixed rate of 7.25% and does not subject us to any interest rate risk.

Foreign Exchange Risk

          Our exposure to foreign exchange risk primarily relates to our sales to offshore clients. We do not believe that we currently have any significant direct foreign exchange risk since such sales are denominated in dollars.

Liquidity and Capital Resources

          As of December 31, 2006, we had cash and cash equivalents of approximately $4.3 million and working capital of approximately $11.3 million. We have operated as a subsidiary of TAT Technologies since 1992. TAT Technologies has historically helped finance our principal acquisitions and investments through intercompany loans, which amounted to $4.0 million at December 31, 2006. We will not be able to rely on TAT Technologies’ financial resources after this offering.

          In connection with our acquisition of Piedmont in July 2005, we assumed approximately $10.5 million in indebtedness. We repaid these liabilities with the proceeds from loans of $6 million from each of Bank Leumi USA and TAT Technologies.

          Our loan from Bank Leumi USA bears annual interest of Libor + 1.3% (6.66% at December 31, 2006) and the loan provides for certain financial covenants including: (i) a ratio of funded debt to earnings before deducting interest, taxes and depreciation and amortization expenses not exceed 3.25 to 1; (ii) a fixed charge coverage ratio of at least 2.5 to 1; and (iii) quarterly net profit of not less than $1.00. In addition, we agreed not to pay dividends without the prior written consent of Bank Leumi USA. In each of November 2005 and January 2006, we made a $1.0 million principal payment on the loan. As of December 31, 2006, the amount due under the Bank Leumi USA loan was $4.0 million.

          As part of the Piedmont acquisition, we also entered into two $3.0 million loans with TAT Technologies for an aggregate of $6.0 million to be repaid in three annual installments beginning July 1, 2008. The first loan bears interest of Libor + 3% compounded annually (8.35% at December 31, 2006). The second loan bears a fixed annual interest rate of 7.25%. Interest for both loans are to be paid quarterly and we are required to maintain consolidated shareholders’ equity of not less than $15.0 million. In August 2006, we repaid $2.0 million of the Libor denominated loan and as of December 31, 2006, the amount due under the two loans was $4.0 million. We intend to use a portion of the proceeds of this offering to repay the remaining balance of these loans which are scheduled to mature on June 30, 2010.

          As of December 31, 2006, we are in compliance with all applicable financial covenants.

          Capital expenditures for the years ended December 31, 2004, 2005 and 2006 were approximately $403,000, $347,000 and $358,000, respectively. These capital expenditures were principally for the purchase of equipment for our MRO facilities. We funded these expenditures from our cash flow from operations. In 2005, we paid $5,291,000 in connection with our acquisition of Piedmont. We expect that our capital expenditures for 2007 will total $2 million, primarily for expanded capabilities and capacity for our MRO services.

          Over the next 12 months, we expect cash flows from our operating activities, along with the net proceeds from this offering and our existing cash and cash equivalents, to be sufficient to fund our operations. We intend to use the net proceeds of this offering to repay our indebtedness to TAT Technologies and for general corporate purposes, including working capital.

          Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our selling and marketing activities, costs associated with expansion into new markets, the timing of the introduction of new products and services. To the extent that funds generated by this initial public offering, together with existing cash and cash from operations, are insufficient to fund our future activities and planned growth, we may need to raise additional funds through public or private equity or debt financings.

          Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, we may enter into these types of arrangements in the future, which could also require us to seek additional debt or equity financing. Additional funds may not be available on terms favorable to us or at all.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)
Net cash provided by (used in)
operating activities	$(417)	$ 1,904	$ 5,187
Net cash provided by (used in
investing) activities	1,298	(5,635)	157
Net cash provided by (used in)
financing activities	—	2,333	(3,294)
Net increase in cash and
cash equivalents	881	(1,398)	2,050
Cash and cash equivalents at
beginning of period	2,776	3,657	2,259
Cash and cash equivalents at
end of period	3,657	2,259	4,309

Operating Activities

          Net cash provided by operating activities was $5.2 million for the year ended December 31, 2006. This amount was primarily attributable to net income of $4.3 million, a $2.4 million increase in trade and other accounts payables arising from the increase in our business and $1.0 million of depreciation and amortization expenses that were primarily associated with our Piedmont acquisition, which was offset in part by a $1.8 million increase in inventories that were required to support the increase in MRO services and a $1.1 million increase in trade and other accounts receivable which grew in line with our revenue growth.

          Net cash provided by operating activities was $1.9 million for the year ended December 31, 2005. This amount was primarily attributable to net income of $1.9 million, a $1.5 million increase in the parent company account and other accounts payable arising from the increase in our business and $706,000 of depreciation and amortization expenses that were primarily associated with our Piedmont acquisition.

          Net cash used in operating activities was $417,000 for the year ended December 31, 2004 This amount was primarily attributable to net income of $972,000 and $232,000 of depreciation and amortization expenses, which was offset increased trade and other accounts payable of $932,000 arising from the increase in our business and a $649,000 increase in inventories that were required to support the increase in our MRO services business.

Investing Activities

          Net cash provided by investing activities was approximately $157,000 for the year ended December 31, 2006. Of the cash provided by investing activities in 2006, approximately $515,000 was provided by proceeds from sale and maturities of investments, while approximately $358,000 was used for purchases of property and equipment.

          Net cash used in investing activities was approximately $5.6 million for the year ended December 31, 2005. Of the cash used in investing activities in 2005, approximately $5.3 million was used for purchases of Piedmont, approximately $200,000 was used for tooling and fixtures to expand our MRO capabilities and approximately $147,000 was used for purchases of property and equipment.

          Net cash provided by investing activities was approximately $1.3 million for the year ended December 31, 2004. Of the cash provided by investing activities in 2004, approximately $1.8 million was provided by proceeds from sale and maturities of investments, approximately $403,000 was used for purchases of property and equipment and approximately $74,000 was used for the purchase of short term deposits.

Financing Activities

          Net cash used in financing activities was approximately $3.3 million for the year ended December 31, 2006, primarily as a result of our repayment of $3.0 million of long-term loans incurred in connection with the purchase of Piedmont in 2005. Approximately $2.3 million was provided from financing activities in the year ended December 31, 2005 as a result of our incurring $6 million of long-term loans to acquire Piedmont, which was offset in part by our repayment of approximately $3.7 million of long-term loans. No cash was used or provided by financing activities for the year ended December 31, 2004.

Contractual Obligations

          The following table summarizes our minimum contractual obligations and commercial commitments as of December 31, 2006 and the effect we expect them to have on our liquidity and cash flow in future periods:

Contractual Obligations	Payments Due by Period
		Less than			More than
	Total	Year	1-3 Years	3-5 Years	5 Years
	(in thousands)
Long-term debt obligations	$8,000	$4,000	$2,500	$1,500	$—
Capital (finance) lease obligations	—	—	—	—	—
Operating lease obligations	721	176	457	88	—
Deferred tax liability	436	—	—	—	436
Total	$9,157	$4,176	$2,957	$1,588	$436

          As of December 31, 2006, our principal commitments consisted of long-term debt incurred in connection with our acquisition of Piedmont and obligations outstanding under operating leases. We currently do not have significant capital spending or purchase commitments. In the last three years, we have experienced substantial increases in our expenditures as a result of the growth in our operations and personnel. We intend to increase our expenditures in the future consistent with our anticipated growth. We anticipate that our cash resources will be used primarily to fund our operating activities, as well as for capital expenditures.

Recent Accounting Pronouncements

          In September 2006, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 155, “Accounting for Certain Hybrid Financial Instruments-an Amendment of FASB Statements No. 133 and 140,” or SFAS 155, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to allow for a qualifying special-purpose entity to hold a derivative financial instrument that relates to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application permitted. Accordingly, we adopted SFAS No. 155 on January 1, 2007. The adoption of SFAS 155 is not expected to have any effect on our financial position and results of operations.

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. Among other requirements, SFAS No. 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective beginning the first fiscal year that begins after November 15, 2006. We are currently evaluating the impact of SFAS No. 157 on our financial position and results of operations.

          In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108, which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. SAB 108 does not change the Staff’s previous guidance on evaluating the materiality of errors. It allows registrants to record the effects of adopting SAB 108 guidance as a cumulative-effect adjustment to retained earnings. This adjustment must be reported in the annual financial statements for the first fiscal year ending after November 15, 2006. The initial adoption of SAB 108 did not have a material impact on our financial condition and results of operation.

          In July 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109,” which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. FIN 48, effective for fiscal years beginning after December 15, 2006, seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. We are currently assessing the impact of FIN 48 on our financial position and results of operations.

Change in Accountants

          In June 2006, our board of directors and the audit committee and the board of directors of our parent company, TAT Technologies, approved our engagement of Virchow, Krause & Company LLP to audit our consolidated financial statements for the year ended December 31, 2005.

          In June 2005, our former auditor, Tullius Taylor Sartain & Sartain, LLP, resigned as our independent auditors. The reports of Tullius Taylor Sartain & Sartain, LLP on the financial statements for 2003 and 2004 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In connection with its audits for 2003 and 2004 there had been no disagreements with Tullius Taylor Sartain & Sartain, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Tullius Taylor Sartain & Sartain, LLP, would have caused them to make reference thereto in their report on the financial statements for such years.

           In connection with its audit of our financial statements for the year ended December 31, 2004, Tullius Taylor Sartain & Sartain LLP, notified our Board of Directors in a letter that it had identified certain material weaknesses with respect to our internal controls. The letter reported four material weaknesses: (1) that we did not perform control activities for all significant accounts at each periodic reporting date which, as an example, led to accounts receivable and general ledger balances containing a number of duplicate invoices; (2) that management did not, on a timely basis, develop sufficient information to support a reasonable allowance for inventory for which future realization is not assured; (3) that bank reconciliations were not prepared and reviewed on a timely basis and that we had prepared a single reconciliation for all cash accounts as opposed to preparing a separate reconciliation for each individual cash account,; and (4) that, on one occasion, we recognized income prior to the shipment of parts in contravention of our revenue recognition policy. Our Board of Directors discussed the material weaknesses identified by Tullius Taylor Sartain & Sartain, LLP and authorized them to respond fully to the inquiries of our successor auditor.

           Upon receipt of the letter from Tullius Taylor Sartain & Sartain, LLP, we discussed these findings with Tullius Taylor Sartain & Sartain, LLP. We took a number of actions to remedy these weaknesses, including, but not limited to, replacing our chief financial officer and controller and improving our financial controls. We believe that all of the material weaknesses have been resolved.

          During the years ended December 31, 2004 and 2005, respectively, and through the date of appointment, neither we nor any person on our behalf has consulted with Virchow, Krause & Company LLP regarding either (1) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements, and (2) any matter that was the subject of a disagreement or reportable event pursuant to Item 304(a)(1)(iv) or (v) of Regulation S-K promulgated by the SEC.

          We provided a copy of this disclosure to Tullius Taylor Sartain & Sartain, LLP two days prior to the day the registration statement of which this prospectus forms a part was initially filed with the SEC and requested that Tullius Taylor Sartain & Sartain, LLP furnish us within 10 business days of the date of this filing a letter addressed to the SEC stating whether it agrees with these statements and, if not, stating the respects in which it does not agree. On April 16, 2007, Tullius Taylor Sartain & Sartain, LLP issued a letter to the SEC stating that it agrees with the disclosure contained in this section, and we have filed that letter as an exhibit to the registration statement of which this prospectus forms a part.

BUSINESS

Overview

          We provide maintenance, repair and overhaul, or MRO, services and parts supply services to the aerospace industry. Our four FAA certified repair stations provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military. We specialize in MRO services for components of aircraft, such as heat transfer components, auxiliary power units, or APUs, propellers, landing gear and pneumatic ducting. In conjunction with our MRO services we are also an original equipment manufacturer, or OEM, of heat transfer equipment for airplane manufacturers and other selected related products. Our parts services division offers inventory management and parts services for commercial, regional and charter airlines and business aircraft owners.

MRO Services

          We provide services for the components segment of the MRO services market. Our MRO services segment includes the repair and overhaul of heat transfer components, APUs, propellers, landing gear and pneumatic ducting, among other components. Generally, manufacturer specifications, government regulations and military maintenance regimens require that aircraft components undergo MRO servicing at regular intervals or as necessary. Aircraft components typically require MRO services, including repairs and installation of replacement units, after three to five years of service or sooner if required. Aircraft manufacturers typically provide warranties on new aircraft and their components and subsystems, which may range from one to five years depending on the bargaining power of the purchaser. Warranty claims are generally the responsibility of the OEM during the warranty period. Our business opportunity usually begins upon the conclusion of the warranty period for these components and subsystems.

          The global market for commercial MRO services was approximately $38.8 billion in 2005 according to AeroStrategy, and the components sector in which we participate accounted for approximately 21% of the commercial MRO market. The global market for military aircraft MRO was estimated to be approximately $56 billion in 2005 according to AeroStrategy, of which approximately $9.2 billion was for components.

          We are licensed by Hamilton Sundstrand, a leading provider of aerospace products, to provide MRO services for all of their air-to-air heat transfer products and by Honeywell Aerospace, or Honeywell, a leading manufacturer of aerospace products and an aerospace services provider, to provide MRO services for three of their APU models. Our repair stations are certified by the FAA and the European Aviation Safety Agency, or EASA. In conjunction with our MRO services, we also manufacture heat transfer equipment used in commercial, regional, business and military aircraft, complete environmental control systems and cooling systems for electronics.

Parts Services

          Our parts services division provides a number of services for commercial, regional and charter airlines and business aircraft owners, including inventory management and parts services. We presently assist several of these customers with their parts procurement needs by using our knowledge of the aircraft component industry to quickly acquire necessary aircraft components in a cost-effective manner. We have a knowledgeable and experienced staff of 10 customer service representatives and offer our customers 24 hour service and same day shipping. We currently supply parts to approximately 500 commercial, regional and charter airlines and business aircraft owners.

Our History

           We were incorporated in Delaware on February 28, 2007 as a successor to Limco-Airepair, Inc., which was incorporated as an Oklahoma corporation in 1995 upon the merger of three aerospace companies that had been acquired by TAT Technologies from 1992 through 1995. Prior to the consolidation of Limco-Airepair, Inc. into our company, it transferred all of its assets and liabilities associated with its Oklahoma operations to our wholly-owned subsidiary, Limco-Airepair Inc., a newly formed Delaware corporation. Prior to our acquisition of Piedmont in July 2005, our business was focused on providing MRO services for heat transfer components and pneumatic ducting. With the acquisition of Piedmont we expanded the scope of our MRO services to include APUs, propellers and landing gear and also added a parts services business.

Industry Background

          Demand for MRO Services

          The demand for MRO services is driven by:

  Size and age of the aircraft fleet: Out of the current 18,287 commercial aircraft in the world fleet, approximately 74% are over five years old. The world fleet is also expected to grow by 42% to 26,000 aircraft in 2015 despite the expected retirement of 2,500 aircraft over the same period. In addition, 16 of the top U.S. carriers operate a combined fleet of 3,685 aircraft with an average age of 10.3 years.

  Aircraft utilization: Global air travel, as measured by revenue passenger miles, or RPMs, is expected to grow from 797 billion RPMs in 2006 to 990 billion RPMs in 2011, a compounded annual growth rate of 4.4%.

  Regulation by the FAA and other government authorities: The FAA mandates required regular inspection and maintenance of aircraft. No modification, service or repair can be made to any aircraft, nor can any parts be installed, inspected or certified, except by FAA certified repair facilities. European regulators have similar requirements.

          We believe that these trends will increase demand for MRO services, which are essential to the airlines’ efforts to reduce performance degradation, increase aircraft reliability and extend an aircraft’s operating life. The worldwide market for commercial component MRO services, which includes heat transfer components, APUs, propellers, landing gear and pneumatic ducting, as estimated by AeroStrategy, was approximately $8.2 billion in 2006. According to AeroStrategy, the worldwide MRO commercial component market is projected to grow at a compounded annual rate of 3.9% through 2015. AeroStrategy also projects that the commercial component MRO market in Asia (including the Middle East), which was approximately $2.2 billion in 2005, will grow at a compounded annual rate of 5.9% through 2015.

          Due to the increased maintenance costs of their aging fleets many carriers are aggressively seeking ways to reduce costs, minimize down-time, increase aircraft reliability and extend time between overhauls. One of the ways they are accomplishing these goals is through the outsourcing of more of their maintenance and support functions to reliable third parties. Based upon our experience in the industry, we also believe that commercial carriers who have made the decision to outsource their MRO requirements are searching for MRO service providers with a wide-range of service capabilities. These MRO service providers allow the carriers to concentrate their outsourcing of MRO services to a select group of third party providers.

           The global military aircraft fleet also presents similar opportunities for MRO service providers. According to AeroStrategy, the active military aircraft fleet was comprised of approximately 38,600 aircraft in 2006 and the global market for MRO services relating to military aircraft components is estimated to be approximately $9.2 billion. Recent military operations around the world has significantly increased usage of the global military aircraft fleet and, in correlation, resulted in a higher rate of maintenance activity. As a result, the global market for military aircraft MRO is expected to grow by approximately 2.0% per year through 2015. In addition, the U.S. Department of Defense procurement budget for military aircraft is expected to increase at an average annual growth rate of 7.9% from 2005 to 2010, according to the “National Defense Budget Estimates for FY 2006.” We believe that further increases in military spending, an aging military fleet and the increased use of upgrade programs aimed at extending the useful life of an aircraft will provide continued MRO growth opportunities.

Parts Aftermarket

          The aftermarket for aerospace parts primarily relates to those parts needed for the scheduled and unscheduled maintenance, repair and modification of aircraft already in service. Aircraft operators generally keep an inventory of those parts needed for the scheduled and unscheduled maintenance, repair and modification of aircraft already in service. As part of their cost cutting measures, air carriers are attempting to reduce their inventory of spare parts, consolidate their purchasing activity and reduce the number of suppliers with whom they do business.

Our Competitive Strengths

          We believe our key competitive advantages and strengths are:

  We have long-standing relationships with our customers. We have developed long-standing relationships with major airlines, air cargo carriers, maintenance service centers, the U.S. military and aircraft manufacturers. Our MRO customers include Bell Helicopter, Fokker, Hamilton Sundstrand, KLM Royal Dutch Airlines NV, Lufthansa Technik AG, PACE Airlines, Piedmont Airlines and the U.S. Government. We are also an OEM supplier to major aerospace companies such as Bell Helicopter, Boeing McDonnell Douglas Aerospace, or Boeing, and Bombardier Inc.

  We have a broad range of MRO capabilities and repair licenses from OEMs within our specialties. We believe that our ability to provide a broad range of MRO services for multiple components is attractive to customers who are seeking to outsource their MRO requirements and concentrate their work among a small number of MRO providers. We also believe that our various OEM licenses to provide MRO services from such companies as Hamilton Sundstrand and Honeywell also provide us with a competitive advantage. We are a Hamilton Sundstrand licensed MRO service provider in North America for air-to-air heat transfer components and are one of only two licensed MRO service providers in the United States for three Honeywell APU models. Our two repair stations in North Carolina are ISO 9001 certified and our facility in Oklahoma is undergoing certification. We believe that our MRO services benefit from the knowledge and reputation we have gained from our OEM activities.

  Our experienced management team has a proven record of success. Our senior management team has successfully operated our business through some of the most difficult market cycles in the history of the aerospace industry and has successfully managed the acquisition of Piedmont in 2005. Under our management’s leadership, we have increased the cash flow of our operations through the successful reduction of inventory levels, improved efficiency and on-time performance and reduced manufacturing lead times while diversifying our revenue base and significantly improving the operating margins of our North Carolina facilities since Piedmont’s acquisition.

  We have extensive engineering capabilities. We believe that our multi-disciplinary engineering capabilities and technical expertise in heat transfer components provides us with the resources to provide quick and more efficient responses to our customers and distinguishes us from many of our MRO competitors who lack these capabilities. In addition, our engineering team includes a Designated Engineer Representative, or DER, designated by the FAA to certify MRO services that differ from processes previously approved by the FAA. This allows us to shorten the long and complex FAA approval process, streamline the design and certification process and reduce costs. We believe that our OEM manufacturing capabilities benefit from the knowledge and experience we have gained from our MRO services.

          Our Strategy

          Our growth strategy is to:

  Expand the scope of our MRO services. We intend to use our technical expertise, engineering resources and comprehensive facilities to provide MRO services for additional types of aircraft and additional aircraft systems, subsystems and components and intend to devote additional financial resources to develop the required technical expertise to provide such additional MRO services. As we expand our MRO service capabilities, we believe that we will be able to offer a more complete MRO service solution to our current and future customers. In 2006, we increased our heat exchanger capabilities and are presently adding the capability to service the Honeywell model 331 APU which is used in the Boeing 757 and 767 aircraft and other aircraft. We also intend to increase our MRO capabilities to include additional types of heat transfer components and landing gear and other accessories.

  Increase our international sales. As part of our efforts to achieve greater penetration in the international markets, we intend to expand our marketing presence in Western Europe, which is our second largest market, and to substantially increase our presence in China and other Asia Pacific nations, which are fast growing markets where we have had limited sales to date. Our management team is currently searching for opportunities to acquire or construct a facility in the Asia Pacific region, which will enable us to provide MRO services in the region and will facilitate our penetration into this market.

  Selectively pursue acquisition opportunities. We believe that additional acquisition opportunities such as Piedmont exist that will complement our MRO business. We will continue to pursue targeted complementary business acquisitions which will broaden the scope and depth of our MRO operations and increase our market share.

  Increase our cross-selling efforts. Until we acquired Piedmont in July 2005, our MRO services were limited to heat transfer components and pneumatic ducting. With our acquisition of Piedmont, we expanded our MRO services capabilities to include APUs, propellers and landing gear and added a parts services business. The expansion of our MRO service offerings allows us to offer a more complete MRO service solution to our current customer base. Consequently, we intend to increase our cross-selling efforts and offer the full range of our services to the historical customers of Limco and the new customers we obtained with the acquisition of Piedmont. We also intend to increase our marketing efforts to our current customer base by employing additional marketing and sales personnel in 2007, increasing our attendance at trade shows and by placing additional advertisements in relevant trade publications.

Our Business

MRO Services

          We specialize in the repair and overhaul of heat transfer components, APUs, propellers, landing gear and pneumatic ducting. Heat transfer components are devices that efficiently transfer heat from one fluid to another or from hot air to colder air in various cooling systems and are essential components of an aircraft. These components include heat exchangers, oil coolers, precoolers, reheaters, condensers, water separators and evaporators. APUs are relatively small, self-contained generators used to start jet engines , usually with compressed air, and to provide electricity, hydraulic pressure and air conditioning while an aircraft is on the ground. In many aircraft, an APU can also provide electrical power in the air.

          We are continually increasing our MRO capabilities based upon market need or customer request. Our capabilities include, although are not limited to, components used in aircraft manufactured by the following aircraft manufacturers:

•	Airbus	•	Fokker
•	ATR	•	General Dynamics
•	Boeing	•	Gulfstream
•	Bombardier	•	Lockheed Martin
•	British Aerospace	•	Raytheon
•	Cessna	•	SAAB
•	Embraer	•	Shorts
•	Fairchild

          We perform our MRO services at our four repair stations in Oklahoma and North Carolina, all of which are licensed by the FAA and EASA to provide MRO services. Our Oklahoma facility, which is undergoing AS 9100 certification, provides MRO services for heat transfer components and pneumatic air-handling ducting. Our North Carolina facilities, which are ISO 9001 certified, provide MRO services for APUs, propellers and landing gear.

          We believe that we are one of the two leading providers of MRO services for heat transfer components. Established in 1974, our Oklahoma facility provides testing, minor repair, overhaul, and remanufacturing for the following types of heat transfer components that are used in commercial and military aircraft:

•	heat exchangers	•	condensers
•	oil coolers	•	evaporators
•	precoolers	•	water separators
•	reheaters

          We offer MRO services for heat transfer components to our customers on multiple levels. If the damage is significant, we will remanufacture the unit, which generally entails replacing the core matrix of the damaged or old heat transfer product in lieu of replacing the entire unit with a new one. We design and develop these customized remanufactured units as a cost effective alternative to new part replacement. In the event of less severe damage, we will either overhaul or repair the unit as necessary. Re-manufactured units carry warranties identical to those provided to new units.

          Our Oklahoma repair station also specializes in providing fast and efficient quality repair and overhaul of pneumatic air-handling ducting that is used in airframes, air conditioning systems, anti-icing systems, APUs, engines and exhaust systems.

          Our Kernersville, North Carolina facility specializes in providing MRO services for three APU models manufactured by Honeywell (models 30, 36, and 85), and we expect to be able to provide MRO services for the Honeywell model 331 later this year. APUs are self-contained units that are used in aircraft to start the main engines, usually with compressed air, and to provide electrical power, hydraulic pressure and air conditioning while the aircraft is waiting on the ground and during in-flight emergency situations.

          Our Winston-Salem, North Carolina facility specializes in providing MRO services for propellers manufactured by Hartzell Propeller Inc. and McCauley Propeller Systems, including their fixed pitch aluminum and composite material blades, and propellers manufactured by Hamilton Sundstrand and Dowty Rotol. In addition, our North Carolina facilities provide MRO services for landing gear for regional aircraft manufactured by Bombardier Canadair Regional Jet, ATR, British Aerospace Jet Stream and Bombardier Dash 8.

           In conjunction with our MRO services, we also act as an OEM manufacturer of precision parts for the aircraft, electronics, industrial, government and commercial markets. We manufacture heat transfer components used in commercial, regional, business and military aircraft, air conditioning systems, complete environmental control systems and cooling systems for electronics. We currently offer approximately 80 OEM parts to the aerospace industry. These parts are manufactured in compliance with all of the stringent quality assurance standards that apply to the manufacture of aircraft parts. Our quality systems comply with the international standards ISO 9000, Boeing quality systems approval D6-82479, and FAR 21.303 (the FAA standard for Parts Manufacturer Approval), and we are currently in the process of achieving compliance with AS 9100 (a quality standard used by the aerospece industry).

          We specialize in the design and manufacturing of highly efficient heat transfer components, which are designed to meet stringent constraints such as size, weight and applicable environmental conditions. These units include heat exchangers, oil coolers, precoolers, reheaters, condensers, fuel heaters and evaporators. We manufacture heat transfer components from various metals, understanding that different environmental conditions may apply, such as combinations of very high pressures, shock and vibration levels, temperatures and shock loads. Our design and production lines incorporate the highest grades of various specialty metals able to withstand extreme environmental conditions.

OEM Authorizations and Licenses

          We believe that establishing and maintaining relationships with OEMs is an important factor in achieving sustainable success as an independent MRO service provider. OEMs grant participants in the overhaul and repair services market authorizations or licenses to perform repair and overhaul services on the equipment they manufacture. OEMs generally maintain tight controls in order to maintain high quality of service to their customers, and in certain cases, grant very few authorizations or licenses. Obtaining OEM authorizations requires sophisti-

cated technological capabilities, experience-based industry knowledge and substantial capital investment. We believe that service providers that have received OEM authorizations and licenses gain a competitive advantage because they typically receive discounts on parts, technical information, OEM warranty support and use of the OEM name in marketing. We are an independent MRO service provider that is licensed by Hamilton Sundstrand, the largest heat transfer equipment manufacturer, for its air-to-air heat transfer equipment in North America and are one of only two North American companies licensed by Honeywell, the largest manufacturer of APUs, for three of its APU models. We are also the only licensed MRO service provider for TAT Technologies’ heat transfer equipment, and are a licensed MRO service provider for propellers manufactured by Hartzell Propeller Inc. and McCauley Propeller Systems.

          Each of the authorizations or licenses that we have with OEMs is in the form of a contractual arrangement. Some of these contracts require us to pay an authorization fee to the OEM and, in some cases, we are also required to pay annual authorization fees and royalties, or to fulfill other conditions set by the OEM. None of our material authorizations or licenses expires prior to 2008. Our OEM licenses from Hamilton Sundstrand will expire in May 2008 but may be extended through May 2013, and our OEM license from Honeywell will expire in June 2011.

Engineering Capabilities

          Our engineering department supports our OEM activity and also enhances our ability to provide our customers with high-end top quality MRO services. Our engineering department employs seven certified mechanical and aerospace engineers, including a Designated Engineering Representative, or DER, certified by the FAA. Our multi-disciplinary team of engineers specializes in heat transfer components and supports all processes of thermal and structural analysis, mechanical and metallurgical research and development for manufacturing design. All of our engineers have direct experience with aerospace component repair and have experience with the process of obtaining supplemental type certificates from the FAA and in obtaining FAA product manufacturing authorizations. Our onsite DER is certified by the FAA to approve the repair of engines, APUs, and mechanical systems and equipment, which enables us to respond quickly to our customers’ needs. Having a DER on staff allows us to enter the market for a particular type of service more quickly that those of our competitors who do not employ a DER. We work directly with the FAA Aircraft Certification Office in obtaining approvals on projects that are outside our DER’s authority.

          An example of the value provided by our engineering staff is the development of a remanufacturing process which is based on replacing the failed core material (known as the core matrix) of heat transfer components with a new core. This process enables us to provide overhauled units to our customers for significantly less than the cost of a new unit.

          We believe that our engineering staff provides us with the ability to support our OEM customers with innovative and efficient products while maintaining short product development cycles, high quality design and competitive pricing.

Parts Services

          Our parts services division provides a number of services for commercial, regional and charter airlines and business aircraft owners, including inventory management and parts services. We assist these customers with their parts procurement needs by using our knowledge of the aircraft component industry to quickly acquire necessary aircraft components in a cost-effective manner. We have a knowledgeable and experienced staff of 10 customer service representatives and offer our customers 24 hour service and same day shipping.

          We currently supply parts to approximately 500 commercial, regional and charter airlines and business aircraft owners. For these customers, we purchase parts against orders and resell at a margin. We also maintain a small inventory of commonly-repaired parts to improve our response time on orders. As our customers’ aircraft fleets go through their repair cycles, their parts requirements change from one year to the other.

          Our parts services division specializes in Honeywell’s 85 and 36 series APU models, Honeywell line replacement units, Hartzell propellers, McCauley propellers, APPH landing gear, and Embraer, Raytheon, Purolator-Facet, Messier Dowty, Boeing, PM Research and BP Oil parts.

          We believe that the growth of our parts services division is attributable to our access to the large inventory of parts we maintain for our MRO services, our favorable pricing for parts purchased pursuant to licenses with OEMs and from our reputation for good and prompt service. We also benefit from the purchasing power we have gained as a result of the large number of parts we purchase for our MRO services. We are continuing our efforts to increase our recognition in the market by attendance at tradeshows, industry advertising and promoting our website.

Customers

          MRO Customers. We currently service approximately 150 MRO customers, including major domestic and international airlines, air cargo carriers, maintenance service centers and the military. Our ten largest customers accounted for approximately 42% and 38% of our consolidated 2005 and 2006 sales, respectively. No customer accounted for more than 10% of our total sales in these periods.

          Our aerospace OEM customers include over 30 commercial and military aircraft manufacturers and defense contractors and the U.S. government. Our customers include, Boeing, Bell, Bombardier and Raytheon. We are not a party to any OEM manufacturing contracts, and act solely upon orders received from our customers.

          Parts Services Customers. We are not a party to any parts services contracts, and purchase parts against orders received from our customers. Our five largest parts services customers accounted for approximately 69.1% of our parts services sales in 2006.

Military Contracts

          For the year ended December 31, 2006 sales generated from contracts with the U.S. government or subcontracts with primary contractors increased by $1.1 million to $6.3 million from $5.2 million for the year ended December 31, 2005. Many of our contracts are competitively bid and awarded on the basis of technical merit, personnel qualifications, experience and price. We also receive some contract awards involving special technical capabilities on a negotiated, noncompetitive basis due to our technical capabilities.

          We provide products under U.S. government contracts that usually require performance over a period of several months to five years. Long-term contracts may be conditioned upon continued availability of congressional appropriations. Variances between anticipated budget and congressional appropriations may result in a delay, reduction or termination of these contracts. Contractors often experience revenue uncertainties with respect to available contract funding during the first quarter of the U.S. government’s fiscal year beginning October 1, until differences between budget requests and appropriations are resolved.

          The vast majority of our federal government contracts are fixed-price contracts. Under these contracts we agree to perform specific work for a fixed price and, accordingly, realize the benefit or detriment to the extent that the actual cost of performing the work differs from the contract price. Our allowable federal government contract costs and fees are subject to audit by the Defense Contract Audit Agency. Audits may result in non-reimbursement of some contract costs and fees. While the government reserves the right to conduct further audits, audits conducted for periods through fiscal year 2006 have resulted in no material cost recovery disallowances for us.

          Some of our federal government contracts contain options that are exercisable at the discretion of the customer. An option may extend the period of performance for one or more years for additional consideration on terms and conditions similar to those contained in the original contract. An option may also increase the level of effort and assign new tasks to us. In our experience, these options are typically exercised.

          Our eligibility to perform under our federal government contracts requires us to maintain adequate security measures. We have implemented security procedures that we believe adequately satisfy the requirements of our federal government contracts. As of the date of this prospectus we are not aware of a breach of these security procedures.

Sales and Marketing

          We market our MRO services through our ten person marketing and customer service staff and a network of ten independent representatives. Our representatives are strategically located near key customer sites in Europe, Asia, the Middle East and South America. We intend to add three additional marketing persons to our marketing and customer service staff in 2007.

          Our marketing activities also include attending exhibitions, trade shows and professional conferences, organizing seminars, direct mailing of advertisements and technical brochures to current and potential customers, and advertising in technical publications which target heat transfer products and related markets. We are in regular contact with engineering and procurement personnel and program managers of existing and target customers to identify new programs and needs for our products, obtain requests for quotations and identify new product opportunities.

          Our parts services division employs 10 persons in its customer service staff. These individuals are responsible for handling orders and contacting target customers and are available to our clients 24 hours a day, seven days a week.

Competitive Environment

          MRO Services

          The market for MRO services is highly competitive. Competition in this market is based on quality, price, and the ability to provide a broad range of services and to perform repairs and overhauls rapidly. Our primary MRO services competitors are the service divisions of OEMs, the in-house maintenance services of a number of commercial airlines and other independent service providers. For heat transfer component MRO services our major competitors are the LORI Heat Transfer Center of Honeywell and SECAN-Honeywell (France). For APU, propeller and landing gear MRO services our major competitors are Standard Aero Group Inc., Aerotech International Inc., Honeywell, Alameda Aerospace, JetSet Aerospace LLC, Messier-Dowty Aerospace (MD), AAR Corp., Hawker Pacific, APRO, Aircraft Propeller Service Inc., Pacific Propeller International LLC and H&H Propeller. For our OEM heat transfer equipment, our major competitors are other OEMs who manufacture heat transfer equipment, including the Hughes-Treitler division of Ametek Inc., Lytron Inc., Hamilton Sundstrand and Honeywell.

          A number of our competitors have inherent competitive advantages. For example, we compete with the service divisions of large OEMs who in some cases have design authority with respect to their OEM products and are able to derive significant brand recognition from their OEM manufacturing activities. We also compete with the in-house service divisions of large commercial airlines and there is a strong incentive for an airline to fully-utilize the services of its maintenance employees and facilities. Further, our competitors may have additional competitive advantages, such as:

  the ability to adapt more quickly to changes in customer requirements and industry conditions or trends;

  greater access to capital;

  stronger relationships with customers and suppliers;

  better name recognition; and

  access to superior technology and marketing resources.

          Parts Services

          The parts services industry is highly competitive and fragmented. Competition in this markets is based on price, quality and service. Competitors in this segment include OEMs, the service divisions of large commercial airlines and other independent suppliers and distributors of parts.

Spare Parts and Raw Materials

          We depend on a number of OEMs for spare parts for our MRO operations and our parts services business. Our authorizations from OEMs often require that we purchase component parts that are needed for our MRO services from them or their designated distributors. We made 20.0% and 20.9% of our part purchases from Honeywell, 11.4% and 11.3% of our parts purchases from TAT Technologies, and 9.4% and 10.0% of our parts purchases from Hamilton Sundstrand in 2006 and 2005, respectively. We have an agreement with Honeywell under which Honeywell has agreed to sell us certain of their parts at a discount for a period of five years, ending May 31, 2011. In addition we have entered into an agreement with TAT Technologies pursuant to which it has agreed to sell us its heat transfer equipment for a period of ten years, ending March 2017.

          In the year ended December 31, 2006, we purchased $6.7 million of parts from Honeywell, $3.2 million of parts from Hamilton Sundstrand and $3.7 million of parts from TAT Technologies. The loss of any of these key suppliers or an unfavorable modification of any of our agreements with such suppliers could have a material adverse effect on our business. We have at times experienced delays in receiving parts from our key suppliers, and any significant future delays could have a material adverse effect on our business and results of operations. If we had to develop alternative sources of supply, our ability to supply parts to our customers when needed could be impaired, business could be lost and margins could be reduced in both our MRO services and parts services segments.

          We select our suppliers primarily based on their ability to ensure that their parts are serviceable and traceable to OEM-approved sources, their delivery performance and their ability to help us reduce our total cost of procuring those parts. For quality control, cost and efficiency reasons, we generally purchase supplies only from vendors with whom we have ongoing relationships or who our customers have previously approved. We have qualified second sources or have identified alternate sources for many of our parts services needs.

          The raw materials used in our manufacturing programs are generally readily available metals and alloys. We have not had any difficulty in obtaining such materials in the past.

Government Regulations

          Aerospace and Safety Regulations

          The commercial aerospace industry is highly regulated by the FAA in the United States, EASA in Europe, the Civil Aviation Authority in England and other governmental authorities elsewhere in the world, while the military aerospace industry is governed by military quality (MIL or ISO-9000) specifications. We are required to be certified by one or more of these entities and, in some cases, by individual OEMs. We must also satisfy the requirements of our customers, including OEMs and airlines, that are subject to FAA regulations, and provide these customers with products that comply with the government regulations applicable to commercial flight operations. We currently satisfy or exceed these FAA maintenance standards in our repair and overhaul activities. We maintain four repair stations approved by the FAA, two in Oklahoma and two in North Carolina.

          Our operations are also subject to a variety of worker and community safety laws including The Occupational Safety and Health Act of 1970, known as OSHA, which mandates general requirements for safe workplaces for all employees. In addition, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. We believe that our operations are in material compliance with OSHA’s health and safety requirements.

          We believe that we are in material compliance with the governmental regulations affecting the aerospace and defense industry.

          Environmental Matters

           Our operations are subject to a number of federal, state and local environmental laws in the United States, and to regulation by government agencies, including the U.S. Environmental Protection Agency. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of pollutants and hazardous substances. These authorities may require us to initiate actions to remediate the effects of hazardous substances which may be or have been released into the environment, and require us to obtain and maintain permits in connection with our operations. This extensive regulatory framework imposes significant compliance burdens and risks.

          Although we seek to maintain our operations and facilities in compliance with applicable environmental laws, there can be no assurance that we have no violations, or that changes in such laws, regulations or interpretations of such laws or in the nature of our operations will not require us to make significant additional expenditures to ensure compliance in the future. Currently, we do not believe that we will have to make material capital expenditures for our operations to comply with environmental laws or regulations, or to incur material costs for environmental remediation during the 2007 fiscal year.

          We have received no third party environmental claims relating to the our facilities, and we believe that we have all material licenses and certifications that are required in the jurisdictions in which we operate.

Employees

          As of December 31, 2006, we had a total of 283 full-time employees, of which 202 were employed in MRO services and OEM manufacturing, 10 were employed in parts services and the remaining 71 were employed in administrative, sales and marketing positions. We have no collective bargaining agreements with our employees and believe that our relationship with our employees is good.

Properties

          We own and operate a 55,000 square foot manufacturing plant in Tulsa, Oklahoma which supports both our OEM and aftermarket heat transfer component repair operations. This facility houses our administration, engineering, quality control and support services. We also lease an additional 9,000 square feet of space adjacent to our Tulsa manufacturing plant to support the growth of our heat transfer component and pneumatic ducting MRO services. This five-year lease agreement, which expires on September 1, 2011, provides for one renewal option for a five year term. For the initial five year term, the annual rent is $43,200 per year and increases to $45,600 per year for the two year period ending September 1, 2011. If our renewal option is exercised, the annual rent for that five year term would be $7,600 per year plus the increase in the consumer price index as compared to September 1, 2006.

          We lease approximately 56,000 square feet space for our facility in Kernersville, North Carolina. In 2007, the annual rental expenses for this property will be $69,060. The lease, which expires on November 1, 2011, provides for two renewal options, each for a five year term. In addition, we also lease approximately 31,000 square feet space for our facility in Winston Salem, North Carolina. The lease, which provides for an annual rental expense of $6,000 in 2006, expires on November 1, 2007, and we expect a significant increase in the rental expense for this facility, since the current annual rent is significantly below market price. We do not believe that such an increase will be material to us.

Legal Proceedings

          We are not presently involved in any material legal proceedings. However, during the ordinary course of business, we are, from time to time, threatened with, or may become a party to, legal actions and other proceedings.

MANAGEMENT

Directors and Executive Officers

          Set forth below are the names and ages and current positions of our executive officers and current directors.

Name	Age	Position
Dov Zeelim(1)	66	Chairman of the Board of Directors
Shaul Menachem	59	Director and Chief Executive Officer
Shabtai Moshiashvili	34	Chief Financial Officer
Natan Blau	50	President-Limco
Gillon Beck	45	Director
Lawrence W. Findeiss(1) (2)	58	Director
Dr. Jacob Gesthalter(1)(2)	60	Director
Michael Gorin (1)(2)	65	Director
Israel Ofen	57	Director

(1)	Member of the compensation committee
(2)	Member of the audit committee

          Dov Zeelim has served as chairman of our Board of Directors since 1992 and has served as vice chairman of the Board of Directors of TAT Technologies since April 1985 and as its president and chief operating officer since August 2000. Mr. Zeelim also serves as a director of TAT Industries, the parent company of TAT Technologies. Mr. Zeelim is a licensed C.P.A. in Israel.

          Shaul Menachem has served as our chief executive officer and director since February 1998. Since our purchase of Piedmont in July 2005, Mr. Menachem has also served as that company’s chief executive officer. From November 1993 to February 1998, Mr. Menachem served as manager and owner of Sham-Kal Technologies, a company which provided consulting and training services primarily to manufacturing companies. Prior to that, he served as an operations manager of a facility of Israel Military Industries, an Israeli defense contractor. Mr. Menachem holds a B.A. from Bar Ilan University and an M.Sc. in Engineering from Bridgeport University in Connecticut.

          Shabtai Moshiashvili has served as our chief financial officer since March 2006. From June 2003 until March 2006, Mr. Moshiashvili served as a controller of Haargaz Storage, Cooling and Display Systems, a company engaged in the manufacture and sale of furniture and refrigerated storage and display units. Prior to that Mr. Moshiashvili served as a senior auditor at PriceWaterhouseCoopers Israel, an international accounting firm. Mr. Moshiashvili holds a B.A in Accounting and a B.A. in Economics and Administration from Tel-Aviv University and is a licensed C.P.A. in Israel.

          Natan Blau has served as Limco’s President since November 2006. From August 2002 to September 2006 Mr. Blau served as general manager of Intech, an international trading subsidiary of the Israeli Military Industries. From January 1999 to May 2002 Mr. Blau served as the nuclear, biological and chemical division manager of Supergum Ltd., a rubber product manufacturer. Mr. Blau holds a B.Sc in mechanical engineering from Fairleigh Dickinson University in New Jersey and an M.B.A from the Israel Institute of Technology, Technion. Mr. Blau is a certified manufacturing engineer qualified by the American Society of Manufacturing Engineers.

          Gillon Beck has served as a director since September 2004 and has served as a director of TAT Technologies since August 2004. He is also a director of Merhav-Ceramic and Building Materials Center Ltd., Medtechnica Ltd., Gamatronic Electronic Industries Ltd. and Tedea Technological Development and Automation Ltd., all of which are publicly-traded companies in Israel. Mr. Beck has been a partner in FIMI Opportunity Fund and a director of several of the fund’s portfolio companies since 2003, including TAT Technologies. Pursuant to the shareholders’ agreement dated June 15, 2004 between TAT Industries, Ltd., the parent of TAT Technologies, and TA-TOP Limited Partnership, an affiliate of FIMI, TAT Technologies is required to appoint a representative of FIMI to our Board of Directors. Prior thereto and from 1999, Mr. Beck served as chief executive officer and president of Arad Group Ltd., a leading manufacturer of water measurement technologies. Mr. Beck holds a B.Sc. in

Industrial Engineering from the Israel Institute of Technology, Technion, and an MBA in Finance from Bar Ilan University.

          Lawrence W. Findeiss has served as a director since March 2007. Mr. Findeiss served as executive director of the Oklahoma Aerospace Alliance, an Oklahoma statewide aerospace industry trade organization, where he was responsible for startup, and administration of membership recruiting, program development and liaised with state and local government and agency officials from November 2005 to March 2007. Prior thereto and since 2001 he was employed by Lufthansa Technik, or LHT, the MRO subsidiary of Lufthansa Airlines, in sales and customer service positions. From April 2003 to November 2005 he was a sales manager of the component repair unit of LHT, Hawker Pacific Aerospace. Prior thereto and since April 2001 he was employed by LHT’s Tulsa-based nacelle component repair unit. Mr. Findeiss has held a variety of positions with aerospace, aviation and capital equipment aftermarket companies for more than 15 years. He is also a former U.S. Navy pilot with rotary wing and fixed wing flight experience. Mr. Findeiss holds a B.A. in Economics from Northwestern University, and an MBA from the Tuck School, Dartmouth College.

          Dr. Jacob Gesthalter has served as a director since March 2007. Dr. Gesthalter serves as president of Vicor Industries, Inc., a distributor of electronics and electrical components, and vice president of Alliance Technology Corporation, a manufacturer of military fuses, since 1986. Prior to that he was a Professor of Economics at Lehman College in New York and held teaching positions in the MBA programs of Hofstra and Fairleigh Dickinson Universities, as well as a research fellowship at the National Bureau of Economic Research (NBER) in New York. Dr. Gesthalter holds a Ph.D. degree in Economics from the Graduate Center of the City University of New York.

          Michael Gorin has served as a director since March 2007. Mr. Gorin was employed by Aeroflex Incorporated, a NASDAQ-listed company engaged in the design, engineering, and manufacture of microelectronic and test solutions to the broadband communications, aerospace, and defense markets, in various financial executive capacities for over 20 years before retiring on December 31, 2005. He served as Chief Financial Officer of Aeroflex from 1988 and as its Vice Chairman and Chief Financial Officer from February 2004 until December 31, 2005. From 1980 through 1985, he was a Senior Vice President at Republic National Bank of New York and from 1963 to 1980 he was employed by Arthur Andersen & Co., becoming a partner in 1973. Mr. Gorin holds a B.B.A. in accounting from Hofstra University and is a C.P.A. in New York.

          Israel Ofen has served as a director since 1992 and has served as executive vice president and chief financial officer of TAT Technologies since August 1993. He has served as managing director of TAT Technologies since March 1991 and has held various other managerial positions since April 1985. Mr. Ofen also serves as a director of TAT Industries. Mr. Ofen holds a B.A. in Economics from Bar llan University and is a licensed C.P.A. in Israel.

Board of Directors and Officers

          According to Delaware General Corporations Law and our certificate of incorporation and bylaws, the authority to manage our business is to be vested in our Board of Directors. The Board of Directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day operations. The executive officers have individual responsibilities established by our chief executive officer and Board of Directors. Executive officers are appointed by and serve at the discretion of the Board of Directors, subject to any applicable agreements.

          Our certificate of incorporation and bylaws provide for a Board of Directors consisting of no less than three and no more than seven members or such other greater number as may be determined from time to time at a general meeting of shareholders. Our Board of Directors is currently composed of seven directors. All of our directors will serve until the annual shareholders’ meeting to be held in 2008.

          Three of our directors, Messrs. Findeiss and Gorin and Dr. Gesthalter, are deemed to be independent under the applicable securities law requirements and the listing standards of the NASDAQ Global Market. For so long as TAT Technologies owns more than 50% of the total voting power of our common stock, it will have the ability to direct the election of all the members of our Board of Directors, the composition of our board committees and the size of the board. See “Description of Common Stock.”

Independent Directors

          In general, NASDAQ Marketplace Rules require that a NASDAQ listed company have a majority of independent directors on its board of directors. Upon the consummation of this offering, TAT Technologies will own more than 50% of our common stock. Because of its ownership interest, we will be considered a “controlled company” within the meaning of NASDAQ Marketplace Rules. Accordingly, we will be exempt from certain independence requirements under the NASDAQ listing standards, such as the requirement to have a majority of independent directors on our Board of Directors.

          However, because the controlled company exemption does not extend to our Audit Committee, it must have at least three members and be comprised only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.

NASDAQ Exemptions for a Controlled Company

          As a controlled company, within the meaning of NASDAQ Marketplace Rules, we are not subject to the corporate governance requirements of Rule 4350(c) of the NASDAQ Marketplace Rules that would otherwise require us to have:

  A majority of independent directors on our Board of Directors.

  Compensation of our executive officers determined, or recommended to the Board of Directors for determination, either by a majority of the independent directors or a compensation committee comprised solely of independent directors.

  Director nominees selected, or recommended for the Board of Directors’ selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.

          See “Risk Factors- Risks Related to Our Relationship with TAT Technologies” and “Arrangements Between TAT Technologies and Us.”

Code of Business Conduct and Ethics

          We adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer and chief operating officer, which is a “code of ethics” as defined by applicable Securities and Exchange Commission rules. This code will be publicly available on our website at www.limcopiedmont.com. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website.

Board Committees

          Our bylaws authorize our Board of Directors to appoint one or more committees, each consisting of one or more directors. Our Board of Directors currently has an audit committee and a compensation committee, the composition and responsibilities of which are described below:

Audit Committee

          Our audit committee is comprised of three members, all of whom satisfy the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and are financially literate. Our board has determined that Michael Gorin qualifies as an audit committee financial expert as defined by rules of the Securities and Exchange Commission.

          Our Board of Directors will adopt an audit committee charter setting forth the responsibilities of the audit committee consistent with the rules of the Securities and Exchange Commission and the NASDAQ Market Rules prior to the completion of this offering.

          The audit committee is responsible for, among other things:

  Appointing, evaluating, overseeing the work of, compensating and, if appropriate, terminating our registered independent public accounting firm;

  Reviewing and discussing with management and our registered independent public accounting firm our quarterly financial statements and our earnings releases;

  Reviewing and approving the terms of our registered independent public accounting firm’s engagement;

  Pre-approving all auditing services and permissible non-audit services provided by our registered independent public accounting firm;

  Engaging in a dialogue with our registered independent public accounting firm regarding relationships that may adversely affect the independence of the registered independent public accounting firm and, based on such review, assessing the independence of the registered independent public accounting firm;

  Providing the audit committee report to be filed with the SEC in our annual proxy statement;

  Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, including the confidential anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

  Reviewing and pre-approving related-party transactions;

  Reviewing and discussing with management and our registered independent accounting firm management’s annual assessment of the effectiveness of the internal controls and our registered independent accounting firm’s attestation and report about management’s assessment as required by the SEC;

  Reviewing and discussing with management and our registered independent accounting firm the adequacy and effectiveness of our internal controls including any significant deficiencies in the design or operation of our internal controls or material weaknesses and any fraud, whether or not material, that involves our management or other employees who have a significant role in our internal controls and the adequacy and effectiveness of our disclosure controls and procedures; and

  Reviewing and assessing annually the adequacy of the audit committee charter.

          The members of our audit committee are Lawrence W. Findeiss, Dr. Jacob Gesthalter and Michael Gorin. Mr. Gorin will serve as chair of the committee.

Compensation Committee

          Our compensation committee will be comprised of Messrs. Zeelim, Findeiss, Gesthalter and Gorin. After completion of this offering, the compensation committee will oversee our compensation and benefit plans, including administration of annual bonus awards and incentive plans, and will report on its decisions to the Board of Directors.

Approval of Related Party Transactions

          All future related party transactions with TAT Technologies not covered by our outstanding written agreements and other related party transactions will be subject to the approval of our audit committee.

Indemnification Agreements with Directors

          We intend to enter into indemnification agreements with our directors. Under the terms of the indemnification agreements, we will be required to indemnify the directors against specified liabilities arising out of their ser-

vices to us or at our request. The indemnification agreements will require us to indemnify each director to the fullest extent permitted by law and to advance certain expenses incurred by the director. The indemnification agreements will provide limitations on the directors’ rights to indemnification in certain circumstances.

COMPENSATION

Compensation Discussion and Analysis

Overview

          Prior to the consummation of this offering, we operated as a wholly owned subsidiary of TAT Technologies and the compensation of our officers was determined by the designees of TAT Technologies to our board. Our current executive officers whose annual salary and bonus exceeded $100,000 during the year ended December 31, 2006 are Messrs. Menachem, Moshiashvili and Orrell. Messrs. Menachem and Moshiashvili are compensated according to the terms of their employment contracts, which are described below. Mr. Orrell is a salaried employee who receives a yearly bonus based on a written evaluation. We refer to these officers as the “named executive officers.”

          Historically, the board members appointed by TAT Technologies reviewed and approved all of our compensation policies. Our compensation committee, which will be comprised of Messrs. Zeelim, Findeiss and Gorin, and Dr. Gesthalter will be responsible for these matters upon completion of this offering.

Executive Compensation Policy

          Based on an initial meeting of our Board of Directors, the Board expects to establish a performance-driven compensation policy consisting of the following three components:

  Base salary

  Annual cash bonuses

  Equity Incentive Compensation

          For 2006 and 2007, Mr. Zeelim, the Chairman of our Board of Directors, approved, with the authorization of our Board of Directors, the final determination of compensation for Mr. Menachem, our Chief Executive Officer, and the compensation of our other named executive officers was approved by our Board of Directors, based on the advice of Mr. Menachem and the ratification by our Chairman, Mr. Zeelim. In the future, our compensation committee will carefully determine the percentage mix of compensation structures it thinks is appropriate for Mr. Menachem and, based on Mr. Menachem’s recommendation, will determine the compensation of each of our other named executive officers and report its decisions to the Board of Directors, with the objectives of retaining and motivating our named executive officers. This is not a mechanical process, and they will use their judgment and experience and work with our named executive officers to determine the appropriate mix of compensation for each individual.

          Base salary. Base salary has historically been used to recognize the experience, skills, knowledge and responsibilities required of the executive officers in their roles. When establishing the 2006 base salaries of the named executive officers, our then Board of Directors and our chief executive officer considered a number of factors including seniority of the individual, the functional role of the position, the level of responsibility and the ability to replace the individual. In addition, our Board of Directors informally considered competitive market practices with respect to the salaries of our named executive officers. After the consummation of this offering, we expect that our compensation committee will continue to use the same basic philosophy with respect to any revision of the base salaries of our named executive officers and will seek to maintain base salary levels that recognize the experience, skills, knowledge and responsibilities of our named executive officers and provide them with a base level of monthly income and steady cash flow during the course of the year that is not contingent on short-term variances in our operating performance. In addition, we have historically provided our named executive offi-

cers with a cost of living increase linked to changes in the consumer price index. The salaries of the named executive officers will be reviewed annually and adjusted from time to time to realign salaries with market levels after taking into account an individual's responsibilities, performance, skills specific to us and industry experience. We also expect to take into account the base salary compensation that is payable by companies that we believe to be our competitors and by other comparable private and public companies with which we believe we generally compete for executives.

          Annual cash bonuses. Historically, several of our officers have been awarded cash bonuses equal to a percentage of our operating subsidiaries’ respective annual income before taxes (excluding capital gains) as stated in our annual audited financial statements. In establishing a bonus formula for Mr. Menachem in 2006, the Board of Directors sought to incentivize him to successfully integrate Piedmont into our company and to improve its operating results following its acquisition. Consequently, in 2006, Mr. Menachem received a bonus of $347,531, an amount equal to the sum of 3.0% of Limco-Airepair’s income before taxes for the year ended December 31, 2006 and 6.0% of Piedmont’s income before taxes for the year ended December 31, 2006. In 2006, Mr. Menachem was also paid $60,000 under a bonus awarded in 2005 for his performance and added responsibiltites undertaken in connection with the acquisition and integration of Piedmont.

          Mr. Moshiashvili received in 2006 a bonus of $16,307, an amount equal to 0.75% of Limco-Airepair’s income before taxes for the year ended December 31, 2006. In addition, Mr. Orrell received in 2006 a bonus of $25,288, an amount equal to 0.5% of Piedmont’s income before taxes for the year ended December 31, 2006. We determine Mr. Orrell’s annual bonus on an annual basis in conjunction with his annual performance review. The payment of these cash bonuses was based on the compensation philosophy of our Board of Directors that a major portion of the annual income of our named executive officers should be based on the financial results of our company. Accordingly, bonus awards have been linked to the net income of our company or its subsidiaries, as appropriate.

          In 2007, Messrs. Moshiashvili and Orrell will each receive a bonus based on the same formula with respect to our operating subsidiaries’ annual income before taxes for 2007 and Mr. Menachem will receive a bonus in an amount equal to the sum of 3.0% of our consolidated income before taxes, up to a maximum of $250,000. Mr. Menachem’s employment agreement also provides for the payment in 2007 of the remaining $20,000 guaranteed bonus that was awarded in 2005. This guaranteed bonus was intended to compensate Mr. Menachem for the additional responsibilities he assumed in connection with the acquisition of Piedmont. Natan Blau, who joined Limco-Airepair as President in November 2006, will receive a cash bonus in an amount equal to 1.0% of Limco-Airepair’s income before taxes for the year ending December 31, 2007 and 1.5% of its income before taxes for the year ending December 31, 2008 and subsequent years.

          Equity Incentive Compensation. We have granted to Mr. Menachem 45,000 non-transferrable phantom options on the ordinary shares of TAT Technologies of which 15,000 options vested on July 1, 2005, 15,000 options vested on July 1, 2006 and the remaining 15,000 options will vest on April 1, 2007. We granted these phantom options in order to provide Mr. Menachem with incentive compensation tied to the potential increase in value of the shares of TAT Technologies in a manner similar to that provided to the other executives of TAT Technologies. At the time of the grant of these phantom options, we believed that the market value of the TAT Technologies ordinary shares was closely tied to our performance and consequently, we believed and continue to believe that such phantom options provided Mr. Menachem with an appropriate incentive to improve our financial performance and create shareholder value.

          As part of our performance-based compensation philosophy, we have adopted the Limco Piedmont Inc. 2007 Incentive Compensation Plan, or the 2007 Plan, under which we may issue options to purchase 600,000 shares of common stock which will increase on the first day of each fiscal year during the term. Concurrently with the closing of this offering we intend to issue a total of 401,000 options to our directors, named executive officers and certain other key employees. The 2007 Plan also permits us to issue stock appreciation rights, but, to date, we currently intend to issue only options, all of which vest in three equal installments and are exercisable at the initial public offering price of our shares of common stock. The 2007 Plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and out subsidiaries’ ability to attract and retain employees, directors and consultants.

          Additional Benefits and Perquisites. Our final primary compensation element consists of other benefits and perquisites provided to our named executive officers. All of our executive officers are eligible to participate in our employee benefit plans, including medical, dental, vision, group life insurance, disability and our 401(k) plan. In each case, we provide these benefits to our named executive officers on the same basis as our other employees. In addition, we provide our named executive officers with perquisites, including personal use of company-owned vehicles and, in certain cases, reimbursement for housing and other living expenses. We also believe that these perquisites help us to attract and retain our named executive officers. After the consummation of this offering, our compensation committee plans to regularly review these benefits to determine that such prerequisites are reasonable and justified. If our compensation committee determines that the perquisites are not reasonable or justified, it may stop offering the perquisites to our named executive officers.

          Severance and Change-in-Control Payments. Finally, we also provide some of our named executive officers with severance pay. We believe that severance payments are a common characteristic of compensation for key executive officers. They are intended to provide our executive officers with a sense of security in making the commitment to dedicate their professional career to our success. Due to our size relative to other public companies we believe that the provision of severance and change-in-control payments are necessary to help us attract and retain necessary skilled and qualified executive officers to continue to grow our business.

Competitive Market Review

          The designees of TAT Technologies informally considered competitive market practices with respect to the salaries and total compensation of our named executive officers. In the future we will review the market practices by speaking to recruitment agencies and reviewing Form 10-Ks or similar information of other comparable companies.

Evaluation Process

          Mr. Orrell’s evaluation process was part of a practice of Piedmont prior to its acquisition by us that has continued post-acquisition. We do not currently have a formal evaluation process for named executive officers generally, but we expect to establish one in the future.

Summary Compensation Table

          The following Summary Compensation Table summarizes the total compensation awarded to our named executive officers in 2006.

					Option		All Other
Name and principal position	Salary ($)		Bonus ($)		Awards ($)		Compensation ($)	Total ($)
Shaul Menachem, Chief Executive Officer	196,211		407,531	(1)	74,819	(2)	53,889(3)	732.452
Shabtai Moshiashvili, Chief Financial Officer	64,404	(4)	16,307		—		11,173(5)	91,884
Barry Orrell, Vice President
of Material Services	103,674		25,288		—		2,616(6)	131,578
Eran Frenkel,
Vice President of Business Development	52,500		39,500		—		26,998(7)	118,998
(1)	The bonus amount for Mr. Menachem includes the receipt in 2006 of $60,000 of an $80,000 bonus award given him in 2005.
(2)	This amount represents payments due to Mr. Menachem in 2006 in respect of his phantom options on the ordinary shares of TAT Technologies.
(3)

The amount of other compensation shown for Mr. Menachem represents housing and other living expenses, personal use of a company-owned car, contributions to Mr. Menachem’s 401k Plan account and travel expenses.

(4)	This amount is based on an annual salary of $85,000 which was prorated to reflect the fact that Mr. Moshiashvili began work on March 21, 2006.
(5)	The amount of other compensation shown for Mr. Moshiashvili represents personal use of a company-owned car, contributions to Mr. Moshiashvili’s 401k Plan account and travel and relocation expenses.
(6)	The amount of other compensation shown for Mr. Orrell represents contributions to his 401k Plan account.
(7)	The amount of other compensation shown for Mr. Frenkel represents personal use of a company-owned car, travel and housing expenses, commissions and contributions to Mr. Frenkel’s 401k Plan account.

Employment Agreements

          The following paragraphs summarize the employment-related agreements for our named executive officers:

          Shaul Menachem. We entered into an employment agreement with Mr. Menachem dated May 10, 2004 and a supplementary agreement dated August 2005 under which he agreed to serve as the President and Chief Executive Officer of our Company and our Piedmont subsidiary. In connection with this offering, we have furthered amended Mr. Menachem’s employment agreement.

          Under the terms of the agreement, as amended, Mr. Menachem’s salary of $190,000 for 2005 was adjusted to $196,460 for 2006. This adjustment was based on the percentage increase in the United States consumer price index during the corresponding period. In 2007, Mr. Menachem’s salary was increased to $215,380 pursuant to an April 2007 amendment to his employment agreement. Mr. Menachem also received a bonus in 2006 in an amount equal to the sum of 3.0% of Limco-Airepair’s income before taxes for the year ended December 31, 2006 and 6.0% of Piedmont’s income before taxes for the year ended December 31, 2006. In 2007, Mr. Menachem will receive a bonus in an amount equal to the sum of 3.0% of the consolidated income before taxes of our company for the year ended December 31, 2007, up to a maximum of $250,000. Mr. Menachem’s employment agreement also provides for a guaranteed bonus of $80,000, $60,000 of which was paid in 2006 with the remainder to be paid in 2007.

          In order to provide Mr. Menachem with incentive compensation tied to the potential increase in value of the shares of TAT Technologies in a manner similar to that provided to the other executives of TAT Technologies, the Board of Directors granted Mr. Menachem 45,000 non-transferable phantom options on the ordinary shares of TAT Technologies, which shares trade on the Tel Aviv Stock Exchange, of which 15,000 options vested on July 1, 2005, 15,000 options vested on July 1, 2006 and the remaining 15,000 options vested on April 1, 2007.

          Our Board of Directors also wished to reward Mr. Menachem in the event that we consummate an initial public offering by paying him a $250,000 cash bonus and granting him options to purchase 66,000 shares of our common stock at the initial public offering price. One third of Mr. Menachem’s options will vest on the closing date of this offering and the remaining two thirds will vest in equal installments on the first and second anniversaries of the closing date. Upon the consummation of this offering, this provision will be triggered and Mr. Menachem will receive both the cash bonus and the options to purchase shares of our common stock. In the event that Mr. Menachem’s employment is terminated without cause prior to the vesting of all of his options, the unvested options will vest immediately and will be exercisable for a 90-day period following the date of termination of his employment.

          Shabtai Moshiashvili. We entered into an employment agreement with Mr. Moshiashvili dated March 20, 2006 under which he agreed to serve as our chief financial officer. The agreement provides that Mr. Moshiashvili be paid an annual gross salary of $85,000 commencing March 20, 2006 and will be entitled to a yearly bonus following the end of every full year of employment of 0.75% of Limco-Airepair’s income before taxes. Mr. Moshiashvili will also be entitled to annual salary increases which track the corresponding percentage increase in the United States consumer price index, but which shall not be less than 3.0% for any given year. The agreement provides that either party may terminate Mr. Moshiashvili’s employment upon 30 days’ prior written notice.

          Natan Blau. We entered into an employment agreement with Mr. Blau dated November 2, 2006 under which he has agreed to serve as Limco’s president. The agreement provides that Mr. Blau be paid an annual gross salary of $120,000 commencing November 2, 2006 and will be entitled to a yearly bonus following the end of every full year of employment starting in 2007. Mr. Blau will receive a cash bonus in an amount equal to 1.0% of our income before taxes for the year ended December 31, 2007 and 1.5% of our income before taxes for the year ended December 31, 2008 and subsequent years. Mr. Blau will also be entitled to annual salary increases which track the corresponding percentage increase in the United States consumer price index, but which shall not be less than 3.0% for any given year. The agreement provides that either party may terminate Mr. Blau’s employment upon 90 days’ prior written notice.

Outstanding Equity Awards at Fiscal Year-End

OPTION AWARDS						STOCK AWARDS

Equity
Incentive
								Equity	Plan
								Incentive	Awards:
								Plan	Market or
			Equity				Market	Awards:	Payout
			Incentive Plan			Number	Value of	Number of	Value of
			Awards:			of Shares	Shares	Unearned	Unearned
	Number of	Number of	Number of			or Units	or Units	Shares,	Shares,
	Securities	Securities	Securities			of Stock	of Stock	Units or	Units or
	Underlying	Underlying	Underlying			That	That	Other	Other
	Unexcercised	Unexercised	Unexercised	Option		Have	Have	Rights That	Rights That
	Options	Options	Unearned	Exercise	Option	Not	Not	Have Not	Have Not
	(#)	(#)	Options	Price	Expiration	Vested	Vested	Vested	Vested
Name	Exercisable	Unexercisable	(#)	($)	Date	(#)	($)	(#)	(#)

Shaul
Menachem	30,000	15,000(1)	—	—	—	—	—	—	—

(1)      These options vested on April 1, 2007.

Potential Payments Upon Termination or Change-in-Control

          We have not formulated a standard policy that provides for payments to our named executive officers upon a change of control. At the conclusion of his employment Mr. Menachem is entitled to receive an adaptation bonus, which may be deemed to be a severance payment, of six months salary and reimbursement of up to $4,000 of his moving expenses to Israel. The maximum possible dollar value to Mr. Menachem if he had been terminated on December 31, 2006 would have been $107,680.

          Mr. Moshiavelli’s current employment agreement provides for 30 days notice of termination without cause. The maximum possible dollar value to Mr. Moshiavelli if he had been terminated on December 31, 2006 would have been $7,083.

          Mr. Blau’s current employment agreement provides for 90 days notice of termination without cause. The maximum possible dollar value to Mr. Blau if he had been terminated on December 31, 2006 would have been $30,000.

          Messrs. Menachem, Moshiashvili and Blau have confidentiality and non-compete provisions in their employment agreements whereby each agree that they will not, either directly or indirectly, own, manage, operate, control, be employed by, provide consulting services to or for, or participate in the ownership, management, operation or control of any manner with any business competitive with us for a period of 12 months following termination for any reason. They also agree that they will not disclose any of our confidential information.

Director Compensation

          Prior to 2007 we did not compensate our directors for their services. Beginning in April of 2007 we will pay each of our directors other than Mr. Menachem an annual fee of $20,000, a per meeting attendance fee of $1,000 and a special fee of $1,000 for each audit committee and compensation committee meeting. Our audit committee chair will receive an additional annual fee of $5,000. We will also reimburse each director for travel and related expenses incurred in connection with attendance at board and committee meetings. Mr. Zeelim has been granted an option to purchase 35,000 shares of our common stock and each other director, except for Mr. Menachem, has been granted an option to purchase 30,000 shares of our common stock. One third of these options will vest on the closing date of this offering and the remaining two thirds will vest in equal installments on the first and second anniversaries of the closing date. These options will be exercisable at the initial offering price of our shares of common stock.

2007 Incentive Compensation Plan

          We have adopted the 2007 Plan which is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and to enhance our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

          The 600,000 common shares that we may issue under the 2007 Plan will increase on the first day of each fiscal year during the term of the 2007 Plan, in each case in an amount equal to the lesser of (i) 200,000 shares, (ii) 1% of our outstanding shares of common stock on the last day of the immediately preceding year, or (iii) an amount determined by our Board of Directors. The number of shares subject to the 2007 Plan is also subject to adjustment if particular capital changes affect our share capital. Shares of common stock subject to outstanding awards under the 2007 Plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2007 Plan. Concurrently with the closing of this offering, 401,000 options will be granted under the 2007 Plan. One third of these options will vest on closing date of this offering, and the remaining two thirds will vest in equal installments on the first and second anniversaries of the closing date. These options will be exercisable at the initial offering price of our shares of common stock in this offering.

          A share option is the right to purchase a specified number of shares of common stock in the future at a specified exercise price and subject to the other terms and conditions specified in the option agreement and the 2007 Plan. The exercise price of each option granted under the 2007 Plan will be determined by our Board of Directors, or if established, by our compensation committee and for “incentive stock options” shall be equal to or greater than the fair market value of our shares of common stock at the time of grant. The exercise price of any share options granted under the 2007 Plan may be paid in cash, shares already owned by the option holder or any other method that may be approved by our Board of Directors, such as a cashless broker-assisted exercise that complies with law. Our Board of Directors may also grant share appreciation rights, or SARs, under the 2007 Plan.

          Our Board of Directors will administer the 2007 Plan. Our Board of Directors may, subject to any legal limitations, exercise any powers or duties of the compensation and nominating committee concerning the 2007 Plan. The Board of Directors will select which of our and our subsidiaries’ and affiliates’ eligible employees, directors and/or consultants shall receive options or SARs under the 2007 Plan and will determine the number of shares covered by those options or SARs, the terms under which such options or SARs may be exercised (however, options generally may not be exercised later than 5 years from the grant date of an option) or may be settled or paid, and the other terms and conditions of such options and SARs under the 2007 Plan in accordance with the provisions of the 2007 Plan. Holders of options and SARs may not transfer those awards, unless they die or, except in the case of incentive stock options, the compensation committee determines otherwise.

          If we undergo a change of control, as defined in the 2007 Plan, subject to any contrary law or rule, or the terms of any award agreement in effect before the change of control, (a) the Board of Directors may, in its discretion, accelerate the vesting, exercisability and payment, as applicable, of outstanding options and other awards; and (b) the Board of Directors, in its discretion, may adjust outstanding awards by substituting shares of common stock or other securities of any successor or another party to the change of control transaction, or cash out outstanding options and SARs, in any such case, generally based on the consideration received by our shareholders in the transaction.

          Subject to particular limitations specified in the 2007 Plan and under applicable law, our Board of Directors may amend or terminate the 2007 Plan, and may amend awards outstanding under the 2007 Plan. The 2007 Plan will continue in effect until all shares of common stock available under the 2007 Plan are delivered and all restrictions on those shares have lapsed, unless the 2007 Plan is terminated earlier by our Board of Directors. No awards may be granted under the 2007 Plan on or after the tenth anniversary of the date of adoption of the plan.

ARRANGEMENTS BETWEEN TAT TECHNOLOGIES AND US AND CERTAIN
OTHER RELATED TRANSACTIONS

          We have provided below a summary description of the corporate services agreements or arrangements between TAT Technologies and us and the other key agreements that relate to our separation from TAT Technologies. This description is only a summary of the material terms of these agreements. You should read the full text of these agreements, which have been included as exhibits to the registration statement of which this prospectus is a part.

Relationship with TAT Technologies

          Immediately prior to this offering, TAT Technologies was the owner of 100% of our outstanding common stock. After this offering, TAT Technologies will own approximately           % of our outstanding common stock, assuming no exercise of the underwriters’ over-allotment option. For as long as TAT Technologies continues to own more than 50% of our common stock, it will be able to direct the election of all the members of our board of directors and exercise a controlling influence over our business and affairs. Similarly, TAT Technologies will have the power to determine or significantly influence the outcome of matters submitted to a vote of our shareholders, will have the power to prevent a change in control of us and could take other actions that might be favorable to it. See “Description of Common Stock.”

          At present, Mr. Zeelim serves as the President and chairman of the board, Mr. Beck serves as director and Mr. Ofen serves as the Chief Financial Officer of TAT Technologies. Mr. Beck is also a partner in the Fimi Opportunity Fund, which owns TAT Technologies securities through its portfolio companies. Pursuant to the shareholders agreement dated June 15, 2004 between TAT Industries, Ltd., the parent of TAT Technologies, and TA-TOP Limited Partnership, an affiliate of FIMI, TAT Technologies is required to appoint a representative of FIMI to our Board of Directors. Mr. Beck’s and Mr. Zeelim’s service as directors of both TAT Technologies and our company, and Mr. Zeelim’s and Mr. Ofen’s service as both officers of TAT Technologies and directors of our company could create, or appear to create, conflicts of interest when directors and executive officers are faced with decisions that could have different implications for the two companies. For example, these decisions could relate to (i) the nature, quality and cost of products and services provided to us by TAT Technologies, (ii) disagreement over the desirability of a potential acquisition opportunity, or (iii) employee retention or recruiting.

          Our policy is to enter into transactions with TAT Technologies on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business sectors in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Management Fees

          We have paid TAT Technologies management fees in consideration of its services in reviewing the Company’s business performance, providing counseling on strategic business issues and securing new customers, sales agents and business opportunities. For the years ended December 31, 2005 and 2006, we paid TAT Technologies management fees of $140,000 and $520,000, respectively. We discontinued our payment of management fees to TAT Technologies effective January 1, 2007.

Loan Agreement

          In July 2005, TAT Technologies provided us with $6.0 million in two loans to assist our financing the acquisition of Piedmont. The loans were to be repaid in three annual installments beginning July 1, 2008. The first loan bears a fixed annual interest rate of 7.25% and the second loan bears interest of Libor + 3.0% compounded annually (8.35% at March 31, 2007). In August 2006, we repaid $2.0 million of the Libor-denominated loan. In the years ended December 31, 2005 and 2006, we paid $115,855 and $451,506 in interest charges, respectively, to TAT Technologies under these loans. We have agreed to repay the remaining balance of these loans with a portion of the proceeds of this offering. The loans are scheduled to mature on June 30, 2010.

          Manufacturing License Agreement

          In compliance with the U.S. Department of State’s International Traffic in Arms Regulations, in January 2007 we entered into a manufacturing license agreement with TAT Technologies pursuant to which we subcontracted with TAT Technologies and granted it a license to use our designs and other technical information to manufacture and sell us heat exchangers, coolers and other components used in heat transfer systems to be manufactured or repaired by us for the United States government, OEMs, commercial airlines and maintenance and repair stations.

          Allocation of Activity Agreement

          In March 2007, we entered into a 10-year agreement with TAT Technologies pursuant to which we allocate responsibility for all MRO services relating to heat exchangers and product manufacturing services relating to heat exchangers and air conditioners provided to new and existing customers of TAT Technologies or our company.

          Provided that we purchase all the core matrices which we may need in order to provide MRO services with respect to such customers’ heat exchange components from TAT Technologies (except for those cores we are required to buy pursuant to our agreement with Hamilton Sundstrand), we will perform all MRO work, except under the following circumstances:

  the customer is an Israeli entity or authority;

  the customer of TAT Technologies demands that the work be performed by TAT Technologies;

  TAT Technologies is the OEM manufacturer of the heat exchanger or component which is the subject of the MRO services, except with respect to customers in North America for which we are appointed as the exclusive MRO licensee for the term of the allocation of activity agreement; or

  we are not qualified to perform the MRO services or our plants are not capable of performing such MRO services.

TAT Technologies will perform original equipment manufacturing services for heat transfer components, except under the following circumstances:

  the customer requests that product manufacturing services be performed in the United States;

  United States federal or state regulations require that the product manufacturing services be performed within the United States;

  TAT Technologies determines that the product manufacturing services are not economically suitable; or

  TAT Technologies determines that due to political or other anticipated long-term relations with the customer, or for any other reason, it is preferable that the product manufacturing services will be performed by Limco.

          The agreement also provides that each party will grant the other a right of first refusal regarding subcontracting the production of core matrix-related components, subject to certain royalty payments and sales commission arrangements.

          Registration Rights Agreement

          In March 2007, we entered into a Registration Rights Agreement with TAT Technologies, granting it the right to register its common stock under the Securities Act of 1933, as amended. These registration rights include unlimited rights to request that their shares be included in any underwritten public offering of our common stock. The underwriters will be permitted to reduce the shares to be included in the registration statement for marketing reasons. In addition, at any time following the expiration of one year after the completion of the offering, the holders of a majority of these shares will be entitled to demand, up to five times in aggregate, that we register their shares. Also, one year after we become a public reporting company, the holders of a majority of these shares will be entitled to request that we effect a registration of their shares on a shelf registration statement, up to three times in aggregate provided that we are eligible to use a Form S-3. We are not obliged to effect more than one demand in any twelve-month period. We have also agreed to indemnify TAT Technologies Inc. against certain lia-

bilities in connection with their registration rights granted under this agreement, including liabilities under the Securities Act of 1933, as amended. All expenses incurred in connection with these registrations, other than underwriters’ and brokers’ discounts and commissions, will be payable by us.

          Separation Agreement

          In March 2007, we entered into an agreement with TAT Technologies pursuant to which we have agreed to cooperate with TAT Technologies with respect to certain matters relating to this offering and our transition from a private to a public company. In particular, we have agreed to:

  Consult and cooperate with TAT Technologies with respect to the pricing and the consummation of this offering;

  Use a portion of the proceeds of this offering to repay approximately $4.0 million of indebtedness we owe to TAT Technologies;

  Cooperate with TAT Technologies with respect to certain matters relating to the timing, preparation and disclosure of our financial statements to TAT Technologies for so long as TAT Technologies is required to consolidate our financial statements with its or to account for its investment in us under the equity method of accounting; and

  Maintain our status, at our option, as a named or additional insured under TAT Technologies’ insurance policies until TAT Technologies ceases to beneficially own more than 50% of our outstanding shares of common stock.

          Further, we and TAT Technologies have agreed that all future proposed intercompany transactions between us and TAT will be subject to the approval of the audit committee of our Board of Directors.

          Dispute Resolution Procedures

          In the Allocation of Activity Agreement and the Separation Agreement we agreed with TAT Technologies that neither party will commence any court action to resolve any dispute or claim arising out of or relating to any of our agreements with them, subject to certain exceptions. Instead, any dispute that is not resolved in the normal course of business at the operational level will be submitted to senior executives of each business entity involved in the dispute for resolution. If the dispute is not resolved by negotiation within 30 days after submission to the executives, either party may submit the dispute to binding arbitration before three arbitrators appointed by the American Arbitration Association. The arbitrators will determine the dispute in accordance with Delaware law. Most of the agreements between TAT Technologies and us have similar dispute resolution provisions.

          Parts Purchased from TAT Technologies

          As a wholly-owned subsidiary, we have had ongoing day-to-day transactions with TAT Technologies. TAT Technologies has historically provided us with parts and engineering support for our heat transfer component MRO services. For the years ended December 31, 2005 and 2006, we purchased $3.0 million and $3.7 million of parts from TAT Technologies, respectively. We intend to continue to purchase parts from TAT Technologies following this offering.

          Employment of Eran Frenkel

          Mr. Frenkel, the son-in-law of Mr. Zeelim, the chairman of the board of our company, served as Limco’s director of business development from 2001 to 2003, and vice president of marketing and business development from 2003 to July 31, 2006 when he returned to Israel. For the year ended December 31, 2006 Mr. Frenkel’s total compensation was $118,998.

          TAT Technologies’ Potential Employment of Shaul Menachem

          TAT Technologies has agreed to employ Mr. Menachem, our chief executive officer, as a vice president for a period of one year after the termination of his employment with us provided that such termination was not for cause (as such term may be defined in Mr. Menachem’s employment agreement with us) and Mr. Menachem returns to Israel. The terms of such employment will be the same as the average salary and terms of employment of other vice presidents employed by TAT Technologies at such time.

PRINCIPAL SHAREHOLDERS

          We are a wholly owned subsidiary of TAT Technologies, a public company whose shares are listed on the NASDAQ Capital Market and the Tel Aviv Stock Exchange, or TASE. TAT Industries, a public company whose shares are listed on the TASE, is the owner of 47.7% of the outstanding shares of TAT Technologies. After this offering, TAT Technologies will own approximately % of our outstanding shares, assuming no exercise of the underwriters’ over allotment option. TAT Technologies has advised us that it currently intends to continue to hold all the common stock it owns following this offering and thereby retain its controlling interest in us. However, TAT Technologies is not subject to any contractual obligation that would prohibit it from selling, spinning off, splitting off or otherwise disposing of any of our common stock except that they have agreed not to dispose of or hedge any of our common stock for a period of one year after the date of this offering without the prior written consent of Oppenheimer & Co., subject to certain limitations and limited exceptions. See “Underwriting.”

          TAT Technologies and TAT Industries will be able to exercise considerable influence over our operations and business strategy and control the outcome of all matters involving shareholder approval including the composition of our board of directors and the appointment and removal of officers, mergers or other business combinations involving us, acquisitions or dispositions of our assets, future issuances of our common stock or other securities, our incurrence of debt, various agreements, amendments, waivers and modifications to the agreements between us and TAT Technologies and TAT Industries, and payments of dividends on our common stock.

DESCRIPTION OF COMMON STOCK

Common Stock

          As of the date of this prospectus, our authorized share capital consists of 25,000,000 shares of common stock, each with a par value of $.01 per share. Upon the closing of this offering,                    shares will be issued and outstanding.

          All of our issued and outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable. Our shares of common stock are not redeemable and do not have preemptive rights.

Anti-Takeover Considerations

          General

          Our certificate of incorporation, our bylaws and Delaware law contain provisions that could delay or make more difficult an acquisition of control of our company not approved by our board of directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions have been implemented to enable us, particularly, but not exclusively, in the initial years of our existence as a publicly owned company, to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of our company and our shareholders. These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of our company even if such a proposal, if made, might be considered desirable by a majority of our shareholders. These provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current without the concurrence of our board of directors.

          Set forth below is a description of the provisions contained in our certificate of incorporation and bylaws and the Delaware law that could impede or delay an acquisition of control of our company that our board of directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and bylaws, forms of each of which are included as exhibits to the registration statement of which this prospectus forms a part, as well as the Delaware law.

Number of Directors; Removal; Filling Vacancies

          Our certificate of incorporation and bylaws provide that the number of directors shall be fixed only by resolution of our board of directors from time to time. Our bylaws provide that directors may be removed, with or without cause, by shareholders by the affirmative vote of at least a majority of the shares entitled to vote at a special meeting called for that purpose. Also, directors may be removed with cause by a majority of the Board of Directors at a meeting of the Board of Directors. Our certificate of incorporation and bylaws provide that vacancies on our board of directors may be filled only by a majority vote of the remaining directors.

Stockholder Action

          Our bylaws provide that shareholder action may be taken at an annual or special meeting of shareholders. This provision prohibits shareholder action by written consent in lieu of a meeting. Our bylaws further provide that special meetings of shareholders may be called only (i) by the President or by the Board of Directors, or (ii) by the Secretary, or in case of the death, absence, incapacity or refusal of the Secretary, by another officer, if the holders of at least 25% of all the votes entitled to be cast on any issue to be considered at the proposed special meeting sign, date, and deliver to the Secretary one or more written demands for the meeting describing the purpose for which it is to be held and such purpose satisfies specified requirements.

          The provisions of our certificate of incorporation and bylaws prohibiting shareholder action by written consent may have the effect of delaying consideration of a shareholder proposal until the next annual meeting unless a special meeting is called as provided above. These provisions would also prevent the holders of a majority of the voting power of our stock from unilaterally using the written consent procedure to take shareholder action. Moreover, a shareholder could not force shareholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of shareholders prior to the time our chairman, our board of directors or our chief executive officer believes the consideration to be appropriate.

Advance Notice for Stockholder Proposals and Director Nominations

          Our bylaws establish an advance notice procedure for shareholder proposals to be brought before any annual or special meeting of shareholders and for nominations by shareholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including, without limitation, Rule 14a-8 under the Securities Exchange Act of 1934, only such business may be conducted at a meeting of shareholders as has been brought before the meeting by, or at the direction of, our Board of Directors or the President, or by a shareholder who has given the Secretary timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. The chairman of the meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a shareholder that has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected, will be eligible for election as directors.

Amendments to Bylaws

          Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, and may also be amended by the affirmative vote of at least 75% of the outstanding shares of common stock, or, if the Board of Directors recommends that the shareholders approve the amendment, by the affirmative vote of the majority of the outstanding shares of common stock.

Amendments to Certificate of Incorporation

          Any proposal to amend, alter, change or repeal any provision of our certificate of incorporation must first be approved by a majority of the Board of Directors, and if required by law, must thereafter be approved by a majority of the outstanding shares of common stock, except that the amendment of the provisions relating to shareholder action, Board composition, limitation of liability must be approved by not less than 75% of the outstanding shares of common stock.

          Delaware Statutory Provisions

          We are subject to the provisions of Section 203 of the Delaware law regulating corporate takeovers. This section prevents Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

  a shareholder who owns 15% or more of our outstanding voting stock (otherwise known as an interested shareholder);

  an affiliate of an interested shareholder; or

  an associate of an interested shareholder;

for three years following the date that the shareholder became an interested shareholder. A “business combination” includes a merger or sale of more than 10% of our assets.

          However, the above provisions of Section 203 do not apply if:

  our board of directors approves the transaction that made the shareholder an interested shareholder, prior to the date of that transaction;

  after the completion of the transaction that resulted in the shareholder becoming an interested shareholder, that shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by our officers and directors; or

  on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our shareholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested shareholder.

          This statute could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire us.

Limitation of Liability and Indemnification of Officers and Directors

          Our certificate of incorporation limits the liability of directors to the fullest extent permitted by the Delaware law. In addition, they provide that we will indemnify our directors and officers to the fullest extent permitted by law. In connection with this offering, we are entering into indemnification agreements with our current directors and executive officers and expect to enter into a similar agreement with any new directors or executive officers.

Transfer agent and Registrar

          Upon the closing of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company.

Listing

          We intend to apply to have our shares of common stock listed on the NASDAQ Global Market under the symbol “LIMC.”

SHARES ELIGIBLE FOR FUTURE SALE

          Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that sales of shares, or the availability of shares for sale, will have on the market price of our common stock prevailing from time to time. Sales of our shares of our common stock in the public market after the restrictions described below lapse, or the perception that those sales may occur, could cause the prevailing market price to decline or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

          Upon completion of this offering, we will have                     shares of common stock outstanding, based on the 9,000,000 shares outstanding as of April 12, 2007, and the                     shares offered hereby. Of these shares, the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors, and 10% shareholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.

          The                     shares of common stock held by TAT Technologies immediately after the consummation of this offering are restricted securities within the meaning of Rule 144. These restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, under the Securities Act, which is summarized below.

          Taking into account the lock-up agreement described below and assuming Oppenheimer & Co. Inc. does not release shares from this agreement, the shares held by TAT Technologies will be eligible for sale in the public market beginning one year after the effective date of the registration statement of which this prospectus forms a part, approximately                     shares will be eligible for sale subject to volume, manner of sale, and other limitations under Rule 144.

Lock-Up Agreement

          TAT Technologies has entered into a lock-up agreement in connection with this offering, generally providing that it will not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of one year after the date of this prospectus without the prior written consent of Oppenheimer & Co. Inc., as representative of the underwriters. Despite possible earlier eligibility for sale under the provisions of Rules 144, the shares subject to the lock-up agreement may not be sold until the agreement expires or is waived by the representative. The agreement is more fully described in “Underwriting.”

          We have been advised by the representative that while it may in its discretion waive the lock-up agreement, it has no current intention of releasing any shares subject to the lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by the lock-up agreement, the representative would consider circumstances of emergency and hardship. No agreement has been made between the underwriters and us pursuant to which the representative will waive the lock-up restrictions.

Rule 144

          In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

  1% of the number of shares of common stock then outstanding; or

  The average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

          Sales under Rule 144 are also subject to requirements with respect to manner of volume limitation or notice provisions of Rule 144.

Form S-8 Registration Statements

          We intend to file one or more registration statements on Form S-8 under the Securities Act as soon as practicable after the completion of this offering for shares issuable upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any options or rights exercised under the stock incentive plan or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144.

Registration Rights

          As described in “Arrangements Between TAT Technologies and Us - Registration Rights Agreement,” we will enter into a registration rights agreement with TAT Technologies. We do not have any other contractual obligations to register our common stock.

UNDERWRITING

          We and the selling shareholder have entered into an underwriting agreement with the underwriters listed below with respect to the shares of our common stock being offered by this prospectus. In accordance with the terms and conditions contained in the underwriting agreement, we and the selling shareholder have agreed to sell to each of the listed underwriters, and each of the listed underwriters, for which Oppenheimer & Co. Inc. is acting as representative, have severally, and not jointly, agreed to purchase from us and the selling shareholder on a firm commitment basis, the number of shares offered by this prospectus set forth opposite their respective names below:

Number of
Underwriters	Shares
Oppenheimer & Co. Inc.
Stifel, Nicolaus & Company, Incorporated
Total

          We have been advised by the representative that the underwriters propose to offer the shares directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $ per share. The underwriters may allow, and these selected dealers may re-allow, a concession of not more than $ per share to other brokers and dealers.

          The underwriting agreement provides that the several underwriters’ obligations to purchase shares offered by us and the selling shareholder are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase and pay for all of the shares offered by this prospectus, other than those covered by the over-allotment option described below (unless and until that option is exercised), if any of these shares are purchased.

          No action has been taken by us, the selling shareholder or the underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required. None of the shares included in this offering may be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of the shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of shares and the distribution of this prospectus. This prospectus is neither an offer to sell nor a solicitation of any offer to buy any of the securities included in this offering in any jurisdiction where that would not be permitted or legal.

          Prior to this offering there had been no public market for our common stock. Consequently, the initial public offering price for the shares was determined by negotiations between us, the selling shareholders and the representative. Among the factors to be considered in determining the initial public offering price were:

  our record of operations;

  our current financial condition;

  our future prospects;

  our markets;

  the economic conditions in and future prospects for the industry in which we compete;

  our management; and

  currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies we consider comparable to us.

          There can be no assurance, however, that the price at which our shares will sell in the public market after this offering will not be lower than the price at which our shares are sold by the underwriters or that an active trading market in our common stock will develop and continue after this offering.

          We intend to apply to have our common shares listed for quotation on the NASDAQ Global Market under the symbol LIMC.

Underwriting Discount and Expenses

          The following table summarizes the underwriting discount to be paid to the underwriters by us and the selling shareholders:

	Total with no full	Total, with
	over-allotment	over-allotment
Underwriting discount to be paid to the underwriters by us
Underwriting discount to be paid to the underwriters by the
selling shareholder

          We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $           . These expenses are payable by us.

Over-Allotment Option

          We and the selling shareholder have each granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to           additional shares (           shares in the aggregate), identical to the shares offered hereby, at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. If any shares are purchased pursuant to the over-allotment option, the underwriters will offer these additional shares on the same terms as those on which the other shares are being offered hereby. If any shares are purchased pursuant to this over-allotment option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Lock-Up Agreements

          We, our executive officers and directors, and the selling shareholder have agreed, subject to limited exceptions approved by the underwriters, for a period of one year after the date of this prospectus, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exchangeable for shares of our common stock, enter into any transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock either owned as of the date of this prospectus or thereafter acquired, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose, unless required by law, the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representative. This one-year period may be extended if (1) during the last 17 days of the one-year period, we issue an earnings release or material news or a material event regarding us occurs or (2) prior to the expiration of the one-year period, we announce that we will release earnings results during the 16-day period beginning the last day of theone-year period. The period of such extension will be 18 days, beginning on the issuance of the earnings release or the occurrence of the material news or material event.

          While the representative has the right, in its discretion, to release securities from these lock-up agreements, it has advised us that it has no current intention of releasing any securities subject to a lock-up agreement and no agreement has been made between the representative and us or between the representative and any of our security holders pursuant to which the representative has agreed to waive any lock-up restrictions. We and the selling shareholder have been further advised by the representative that any request for the release of securities from a lock-up would be considered by the representative on a case-by-case basis, and, in considering any such request, the representative would consider circumstances of emergency and hardship.

Stabilization, Short Positions and Penalty Bids

          In connection with this offering, the underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, as described below:

  over-allotment involves sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a “covered” short position or a “naked short” position. In a covered short position, the number of shares over-allotted by an underwriter is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. An underwriter may close out any short position by either exercising its over-allotment option, in whole or in part, or purchasing shares of our common stock in the open market;

  syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares needed to close out such short position, the representative will consider, among other things, the price of the shares available for purchase in the open market as compared to the price at which it may purchase the shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying such shares in the open market. A naked short position is more likely to be created if the representative is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering;

  stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering, which stabilizing bids may not exceed a specific maximum; and

  penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

          These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market prices of our common stock. As a result, the prices of our shares may be higher than the price that might otherwise exist for such shares in the open market. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

          Neither we, the selling shareholders nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the prices of our common stock. In addition, neither we, the selling shareholders nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Indemnification

          We and the selling shareholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and/or to contribute to payments the underwriters may be required to make with respect to any of these liabilities.

Prospectus Delivery

          One or more of the underwriters participating in this offering may make prospectuses available in electronic (PDF) format. A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or syndicate members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute such prospectuses electronically. Other than the prospectus being made available in electronic (PDF) format, the underwriters do not intend to use any other forms of prospectus in any electronic format, such as CD ROMs or videos. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their own online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

          This public offering is being conducted pursuant to the requirements of Rule 2710 of the Conduct Rules of the National Association of Securities Dealers, Inc.

          The principal business address of Oppenheimer & Co. Inc. is 125 Broad Street, 15th Floor, New York, New York 10004 and the principal business address of Stifel, Nicolaus & Company, Incorporated is 501 North Broadway, St. Louis, Missouri 63102.

Other Relations with the Underwriters

          Certain of the underwriters and their respective affiliates may in the future perform, from time to time, various financial advisory and investment banking services for our company and our affiliates, for which they will receive customary fees and expenses.

LEGAL MATTERS

          The validity of the common stock being offered by this prospectus and other legal matters concerning this offering will be passed upon for us by Carter Ledyard & Milburn LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kramer Levin Naftalis & Frankel LLP.

EXPERTS

          The consolidated financial statements of Limco-Piedmont Inc. as of December 31, 2006 and December 31, 2005 and for each of the three years in the period ended December 31, 2006 have been included in this prospectus, and in reliance upon the reports of Virchow, Krause & Company LLP, independent registered public accountants, and Tullius Taylor Sartain & Sartain LLP, independent registered public accountants, and upon the authority of such firms as experts in accounting and auditing. The financial statements of Piedmont as of December 31, 2004 and 2003 and for the years then ended have been included in this prospectus, and in reliance upon the report of Dixon Hughes PLLC, independent registered public accountants, and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

          We have filed with the Securities and Exchange Commission a registration statement on Form S-l under the Securities Act relating to this offering of our common stock. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

          You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N. E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Securities and Exchange Commission also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are also available to the public through this website at http://www.sec.gov.

LIMCO-PIEDMONT INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder, Audit Committee and Board of Directors
Limco-Piedmont Inc.
Tulsa, Oklahoma

          We have audited the accompanying consolidated balance sheets of Limco-Piedmont Inc. (formerly known as Limco-Airepair, Inc.) as of December 31, 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Limco-Piedmont Inc. as of December 31, 2005 and 2006 and the results of their operations and cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Virchow, Krause & Company, LLP,
An Independent Member of Baker Tilly International
Minneapolis, Minnesota
April 13, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Limco-Piedmont Inc.
Tulsa, Oklahoma

          We have audited the accompanying consolidated statements of income, changes in shareholders’ equity and cash flows of Limco-Piedmont Inc. (formerly known as Limco-Airepair, Inc.) for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Limco-Piedmont Inc. and its cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Tullius Taylor Sartain & Sartain LLP

Tulsa, Oklahoma
March 7, 2005

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

CONSOLIDATED BALANCE SHEETS

	December 31,
	2005	2006
ASSETS

Current Assets
Cash and cash equivalents	$2,259,403	$4,309,073
Short-term bank deposits	514,554	—
Accounts receivables (net of allowance for doubtful accounts of
$361,241 and $244,566 at December 31, 2005 and 2006, respectively)	6,957,494	8,188,054
Other accounts receivable and prepaid expenses	650,596	726,419
Inventories	12,374,701	14,611,437
Total current assets	22,756,748	27,834,983

Property, Plant and Equipment, Net	3,102,019	2,919,874

Intangible Assets, Net	2,660,487	2,182,977

Goodwill	5,223,287	4,780,291

Other Long-Term Assets	—	294,022
Total assets	$33,742,541	$38,012,147

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Current maturities of long-term debt	$1,000,000	$4,000,000
Accounts payable	4,160,212	6,525,265
Parent company payables	2,285,870	3,122,203
Other current liabilities & accrued expenses	3,148,578	2,837,893
Total current liabilities	10,594,660	16,485,361

Long-Term Liabilities
Long-term debt, net of current maturities	4,000,000	—
Long-term debt, related party	6,000,000	4,000,000
Deferred tax liability	386,500	435,550
Total long-term liabilities	10,386,500	4,435,550
Total liabilities	20,981,160	20,920,911

Commitments and contingencies

Shareholders’ Equity
Common stock, $0.01 par value; 25,000,000 shares authorized;
9,000,000 shares issued and outstanding	90,000	90,000
Additional paid-in capital	7,445,735	7,445,735
Retained earnings	5,225,646	9,555,501
Total shareholders’ equity	12,761,381	17,091,236
Total liabilities and shareholders’ equity	$33,742,541	$38,012,147

The accompanying notes are an integral part of the consolidated financial statements.

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2004	2005	2006
Revenue
MRO services	$13,874,359	$27,600,908	$43,824,150
Parts services	230,780	4,055,310	15,197,168
Total revenue	14,105,139	31,656,218	59,021,318

Cost of revenue
MRO services	10,353,700	21,458,492	32,214,161
Parts services	161,700	2,812,310	12,834,925
Total cost of revenue	10,515,400	24,270,802	45,049,086
Gross profit	3,589,739	7,385,416	13,972,232

Operating expenses
Selling and marketing	741,759	1,358,727	2,275,608
General and administrative	1,442,058	2,567,098	3,895,855
Amortization of intangibles	—	236,512	477,510
Operating income	1,405,922	3,223,079	7,323,259

Other income (expense)
Interest income	121,688	144,656	166,413
Interest expense	—	(356,668)	(637,002)
Total	121,688	(212,012)	(470,589)

Income before income taxes	1,527,610	3,011,067	6,852,670

Provision for income taxes	556,000	1,073,737	2,522,815

Net income	$971,610	$1,937,330	$4,329,855

Basic and diluted net income per share	$0.11	$0.22	$0.48

Basic and diluted shares outstanding	9,000,000	9,000,000	9,000,000

The accompanying notes are an integral part of the consolidated financial statements.

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Additional		Total
	Common stock		Paid-in	Retained	Shareholders’
	Shares	Amount	Capital	Earnings	Equity
Balance, December 31, 2003	9,000,000	$90,000	$7,445,735	$2,316,706	$9,852,441
Net income	—	—	—	971,610	971,610

Balance, December 31, 2004	9,000,000	90,000	7,445,735	3,288,316	10,824,051
Net income	—	—	—	1,937,330	1,937,330

Balance, December 31, 2005	9,000,000	90,000	7,445,735	5,225,646	12,761,381
Net income	—	—	—	4,329,855	4,329,855

Balance at December 31, 2006	9,000,000	$90,000	$7,445,735	$9,555,501	$17,091,236

The accompanying notes are an integral part of the consolidated financial statements.

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2005	2006
Cash flows from operating activities:
Net income	$971,610	$1,937,330	$4,329,855
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	231,699	706,421	1,017,905
(Gain) on sale of marketable securities	(11,282)	—	—
Change in allowance for doubtful accounts		159,641	(116,675)
Deferred income taxes, net	56,000	(246,500)	16,175
Changes in certain operating assets and liabilities:
Accounts receivable	(42,579)	(699,229)	(1,113,885)
Other accounts receivable and prepaid expenses	(40,767)	176,601	(42,948)
Inventories	(649,388)	(638,170)	(1,794,016)
Accounts payable	(768,554)	(1,035,966)	2,365,053
Parent company account	—	1,057,126	836,333
Other accounts payable and accrued expenses	(163,789)	486,513	(310,685)
Net cash provided by (used in) operating activities	(417,050)	1,903,767	5,187,112

Cash flows from investing activities:
Proceeds from sales and maturities of investment	1,774,077	4,241	514,554
Purchase of investment	(73,875)	—	—
Purchases of property and equipment	(402,716)	(347,072)	(357,974)
Acquisition of subsidiary	—	(5,291,339)	—
Net cash provided by (used in) investing activities	1,297,486	(5,634,170)	156,580

The accompanying notes are an integral part of the consolidated financial statements.

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Year Ended December 31,
	2004	2005	2006
Cash flows from financing activities:
Capitalized initial public offering costs	—	—	(294,022)
Repayments of long-term debt	—	(3,666,970)	(3,000,000)
Proceeds from long-term debt	—	6,000,000	—
Net cash provided by (used in) financing activities	—	2,333,030	(3,294,022)
Increase (decrease) in cash and cash equivalents	880,436	(1,397,373)	2,049,670
Cash and cash equivalents beginning of the year	2,776,340	3,656,776	2,259,403
Cash and cash equivalents end of the year	$3,656,776	$2,259,403	$4,309,073

Supplemental disclosure of cash activities:
Cash paid for:
Interest	$—	$238,100	$688,071
Income taxes	$1,084,698	$1,073,737	$2,982,029

Acquisition of subsidiary:
Net fair value of the assets acquired and liabilities
assumed at the acquisition date was as follows:
Negative working capital, net (excluding cash
and cash equivalents)	$—	$(3,600,000)	$442,996
Property and equipment	—	1,173,000	—
Existing customer relationship	—	1,937,000	—
Trade name	—	128,000	—
Certificates	—	76,000	—
Lease at below-market prices	—	97,000	—
Non-compete agreements	—	653,000	—
Consulting services agreements	—	6,000	—
Goodwill	—	4,767,000	(442,996)
	$—	$5,237,000	$—

The accompanying notes are an integral part of the consolidated financial statements.

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Significant Accounting Policies

     a. Description of Business:

          Limco-Piedmont Inc. (“the Company”), a U.S. corporation, is a wholly-owned subsidiary of TAT Technologies Ltd. (the “Parent”). The Company is principally engaged in:

  The manufacture, remanufacture, overhaul (MRO), and repair of a broad range of heat transfer equipment used in mechanical and electronic systems of commercial and military aircraft as well in a variety of other electronic equipment. Maintenance, repair and overhaul of auxiliary power units (APU), propellers, landing gear and related components

  The sale of parts for APU’s, propellers, and landing gear.

          The Company’s primary operations are located in Tulsa, Oklahoma and Kernersville, North Carolina. The principal markets of the Company are Europe, the United States, and Latin America. The Company sells its products mainly to the aircraft industry.

     b. Recapitalization:

          On February 28, 2007, the Company incorporated as a Delaware corporation. On February 28, 2007, Limco Airepair Inc. (Limco Delaware), a Delaware corporation, was incorporated as a wholly owned subsidiary of Limco-Airepair, Inc. (Limco Oklahoma), an Oklahoma corporation. On March 2, 2007, all assets, except Limco Oklahoma’s membership interest in Piedmont Aviation Component Services, LLC, and all liabilities were assumed by Limco Delaware. On March 5, 2007 the Company merged with Limco-Airepair, Inc., an Oklahoma corporation. As part of the merger, the Parent received 9,000,000 shares of the Company for its 37,500 shares of Limco-Airepair, Inc.

          All share and per share amounts have been updated to reflect the recapitalization.

     c. Principles of Consolidation:

          The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Limco-Airepair, Inc. and Piedmont Aviation Component Services, LLC (“Piedmont”). All significant intercompany transactions and balances have been eliminated.

     d. Cash equivalents:

          Cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less from the date of purchase.

     e. Short-term bank deposits:

          Bank deposits with maturities of more than three months and up to one year are included in short-term bank deposit. As of December 31, 2005, the bank deposit bears interest at an annual rate of 4.0%. The deposit is presented at its cost, plus accrued interest.

     f. Accounts Receivable:

          The Company’s accounts receivable balances are due from companies primarily in the airline and defense industries. Credit is extended based on evaluation of a customer’s financial condition, and generally, collateral is not required. Accounts receivable from sales are typically due from customers within 30-60 days. Accounts receivable balances are stated at amounts due from customer net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 — Significant Accounting Policies—(Continued)

economy industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

          No customer accounted for 10% or more of the Company’s revenues in the years ended December 31, 2005 and 2006. One customer accounted for 16% of the Company’s revenues, or $2,279,072, in the year ended December 31, 2004.

     g. Inventories:

          Inventories are stated at the lower of cost or market value. Cost of inventory is determined by the average cost and the first-in, first-out (FIFO) methods.

          Because the Company sells products and services related to airplane accessories (heat transfer equipment, APU’s, propellers, and landing gear) for airplanes that can be in services for 20 to 50 years, it must keep a supply of such products and parts on hand while the airframes are in use. The Company writes down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those anticipated, inventory adjustments may be required. The Company believes that these estimates are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are adjusted to actual amounts.

     h. Property, plant and equipment:

          Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the estimated useful life of the improvements, or the term of the lease, whichever is shorter. The useful life for property, plant and equipment is as follows:

Useful Life
(Years)
Buildings	39
Machinery and equipment	7-10
Motor vehicles	5
Office furniture and equipment	5
Furniture and fixtures	5-10

     i. Intangible assets:

          Intangible assets subject to amortization are being amortized using the straight-line method over their estimated useful life; in accordance with Statement of Financial Accounting Standards (SFAS) No. 142. The useful life for intangible assets is as follows:

Useful Life
(Years)
Non-compete Agreements	3
Lease at below market rates	2.5
Existing customer relationship	10
Consulting services agreement	0.3
Trade name	10
Certificates	7

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 — Significant Accounting Policies—(Continued)

     j. Goodwill and other intangible assets:

          Goodwill represents the excess of the purchase price over the fair value of net assets of businesses acquired and accounted for by the purchase method of accounting. SFAS No. 142, “Goodwill and Other Intangible Assets,” requires that goodwill and certain other tangible assets having indefinite lives no longer be amortized, but instead be tested annually for impairment or more frequently if events suggest the remaining value may not be recoverable.

     k. Impairment of long-lived assets:

          The Company reviews long-lived assets, including intangible assets and goodwill, for impairment annually or more frequently if changes in circumstances or the occurrence of events suggest the remaining value may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004, 2005 and 2006, no impairment losses were recorded.

     l. Revenue recognition:

          Revenues from the sale of products and services are recognized in accordance with Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements” (“SAB No. 104”). Accordingly, revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, provided the collection of the resulting receivable is probable, the price is fixed or determinable and no significant obligation exists. The Company does not grant a right of return.

          Revenues from MRO services are recognized when the customer-owned material is shipped back to the customer.

          Revenues from product sales are recognized when the product is shipped (and title passes to the customer) to the customer.

          Revenues from maintenance contracts are accounted according to FASB Technical Bulletin No. 90-1 (Amended), “Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts.” Accordingly, revenues from maintenance contracts are recognized over the contract period in proportion to the costs expected to be incurred in performing services under the contract. The Company estimates the costs that are expected to be incurred based on its experience with the aggregate costs incurred and to be incurred on contracts of this nature. The cost incurred related to the maintenance contracts are not incurred on a straight-line basis, as the timing to provide the maintenance services is dependent on when parts under these contracts require maintenance.

     m. Shipping and handling costs:

          Shipping and handling costs billed to customers are included in revenue. The cost of shipping and handling products is included in the costs of revenue.

     n. Warranty costs:

          The Company provides warranties for its products and services ranging from one to five years, which vary with respect to each contract and in accordance with the nature of each specific product.

          The Company estimates the costs that may be incurred under its warranty and records a liability in the amount of such costs at the time the product is shipped. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

          As of December 31, 2005 and 2006, the aggregate amount of the warranty provision is immaterial.

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 — Significant Accounting Policies—(Continued)

     o. Income taxes:

          We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     p. Net income per share:

          Basic net income per share is calculated using net income divided by the weighted-average number of shares of common stock outstanding during the years. Diluted net income per share is similar to basic net income per share except that the weighted-average number of shares of common stock outstanding plus the assumed issuance of contingent shares is increased to include the number of additional shares of common stock that would have been outstanding assuming the issuance of all potentially dilutive shares, such as common stock to be issued upon exercise of options, contingently issuable shares, and non-vested restricted shares.

          During the periods presented there were no contingently issuable shares, and as such, diluted net income per share are the same as basic net income per share.

          The shares used in the computation of net income per share retroactively reflect the recapitalization discussed in Note 1(b).

     q. Concentrations of credit risk:

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, and trade receivables.

          Cash and cash equivalents and short-term bank deposits, are deposited with major banks in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s cash and cash equivalents and short-term bank deposits, are financially sound, and, accordingly, minimal credit risk exists with respect to these financial instruments.

          The Company has no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts, or other foreign hedging arrangements.

          The Company depends on a limited number of suppliers for some standard and custom designed components for its systems. If such supplier fails to deliver the necessary components, the Company may be required to seek alternative sources of supply. A change in suppliers could result in manufacturing delays, which could cause a possible loss of sales, and consequently, could adversely affect the Company’s results of operations and cash position.

     r. Use of estimates:

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

     s. Financial statements in U.S. dollars:

          The majority of the Company’s revenues and costs are generated in U.S. dollars (“dollars”). In addition, the Company’s financings have been obtained in dollars. Accordingly, the dollar is the currency of the primary economic environment in which the Company operates and the functional and reporting currency of the Company is the dollar.

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 — Significant Accounting Policies—(Continued)

     t. Fair value of financial instruments:

          SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” requires disclosure of the estimated fair value of an entity’s financial instruments. Such disclosures, which pertain to the Company’s financial instruments, do not purport to represent the aggregate net fair value of the Company. The carrying value of cash and cash equivalents, accounts receivable, and accounts payable approximated fair value because of the short maturity of those instruments. The carrying value of long-term debt approximates fair value based upon the Company’s expected borrowing rate, evaluation of risk factors for debt with similar remaining maturities, and comparable risk.

     u. Historical cost basis:

          The consolidated financial statements have been prepared on the historical cost basis and present the Company’s financial position, results of operations and cash flows as derived from the Parent’s historical financial statements. The Parent provides certain services to the Company including general management and administrative services for employee benefit programs, insurance, legal, treasury and tax compliance. The financial information included herein does not necessarily reflect what the financial position and results of operations of the Company would have been had it operated as a stand-alone entity during the periods covered, and may not be indicative of future operations or financial position. See note 8 for the amount of management fees and purchases for the periods presented.

     v. Registration Rights Agreement

          The Company has adopted EITF 05-4, “The Effect of Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19”, View C to account for its registration rights agreements in association with the issuance of common stock, debt and warrants. View C of EITF 05-4 takes the position that the registration rights should be accounted for separately from the financial instrument as the payoff of the financial instruments is not dependent on the payoff of the registration rights agreement, and according to DIG K-1, registration rights agreements and the financial instruments do not meet the combining criteria as they related to different risks. The Financial Accounting Standards Board (Board) has postponed further discussion on EITF 05-4. Since the Board has not reached a consensus, the Company’s accounting for the registration rights may change when the Board reaches a consensus.

     w. Impact of recently issued Accounting Standards:

  On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), “Share-Based Payment”, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and amends SFAS No. 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard was effective for the Company in the first interim period beginning after January 1, 2006.

  The Company implemented SFAS 123(R) using the modified prospective method starting January 1, 2006. Under this method, the Company began recognizing compensation cost for equity-based compensation for all new and existing unvested share-based awards after the date of adoption. The adoption of the SFAS No. 123(R) did not have an impact on the consolidated results of operations, or to the overall consolidated financial position or consolidated cash flows. See Note 10 for further disclosure on the Company’s share based plans.

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1 — Significant Accounting Policies—(Continued)

  In November 2004, the FASB issued SFAS Standard No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4” (“SFAS 151”). SFAS No. 151 amends Accounting Research Bulletin (“ARB”) No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on normal capacity of the production facilities. The Company adopted SFAS No. 151 on January 1, 2006, as required. The adoption of SFAS No. 151 did not have a material impact on the Company’s consolidated results of operations and financial condition.

  In September 2006, the FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 155, “Accounting for Certain Hybrid Financial Instruments-an Amendment of FASB Statements No. 133 and 140,” or SFAS 155, to simplify and make more consistent the accounting for certain financial instruments. SFAS 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to allow for a qualifying special-purpose entity to hold a derivative financial instrument that relates to a beneficial interest other than another derivative financial instrument. SFAS 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application permitted. Accordingly, the Company adopted SFAS No. 155 on January 1, 2007. The adoption of SFAS 155 is not expected to have any effect on the Company’s financial position and results of operations.

  In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. Among other requirements, SFAS No. 157 defines fair value and establishes a framework for measuring fair value and also expands disclosure about the use of fair value to measure assets and liabilities. SFAS No. 157 is effective beginning the first fiscal year that begins after November 15, 2006. The Company is currently evaluating the impact of SFAS No. 157 on our financial position and results of operations.

  In September 2006, the Securities and Exchange Commission released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108, which addresses how uncorrected errors in previous years should be considered when quantifying errors in current-year financial statements. SAB 108 requires registrants to consider the effect of all carry over and reversing effects of prior-year misstatements when quantifying errors in current-year financial statements. SAB 108 does not change the Staff’s previous guidance on evaluating the materiality of errors. It allows registrants to record the effects of adopting SAB 108 guidance as a cumulative-effect adjustment to retained earnings. This adjustment must be reported in the annual financial statements for the first fiscal year ending after November 15, 2006. The initial adoption of SAB 108 did not have a material impact on the Company’s financial condition and results of operations.

  In July 2006, the FASB issued FASB Interpretation No. 48, or FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109,” which prescribes comprehensive guidelines for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on tax returns. FIN 48, effective for fiscal years beginning after December 15, 2006, seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company is currently assessing the impact of FIN 48 on its financial position and results of operations.

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 — Acquisition of Piedmont Aviation Component Services, LLC

          On July 6, 2005, the Company acquired 100% of the membership interest in Piedmont in a cash transaction for an aggregate purchase price of $5,997,000. Piedmont is primarily engaged in the business of maintenance, repair and overhaul of auxiliary power units, propellers and landing gear for aviation customers located throughout the world. Piedmont also distributes aviation parts to its customers. The Company acquired Piedmont to add to its service offerings in the aircraft maintenance and repair industry.

          The $5,997,000 purchase price of the acquired company, as of the acquisition date consisted of the following:

Item
Cash Payment to the sellers	$5,290,000
Non-compete agreements (former owners)	653,000
Transaction costs	54,000
Total consideration	$5,997,000

          The acquisition has been accounted for using the purchase method of accounting as determined in SFAS No. 141. Accordingly, the purchase price has been allocated to the assets acquired and the liabilities assumed based on the estimated fair value at the date of acquisition.

          Based upon a valuation of tangible and intangible assets acquired, the Company has allocated the total cost of the acquisition, as follows:

July 6, 2005
Tangible Assets:
Current assets	$11,291,000
Property and equipment	1,173,000
Other non-current assets	99,000
Intangible Assets:
Goodwill	4,767,000
Customer relationships	1,937,000
Non-compete agreements	653,000
Trade name	128,000
Certificates	76,000
Lease at below market rates	97,000
Consulting service agreements	6,000
Total assets acquired	20,227,000
Liabilities Assumed:
Current liabilities	(14,230,000)
Net assets acquired	$5,997,000

          The allocation of the intangible assets was determined based on appraisals performed by an independent third party using several valuation approaches. Identifiable intangible assets consist of:

	Fair Value	Useful Life
Customer relationships	$1,937,000	10 years
Lease at below market rates	97,000	2.5 years
Consulting service agreements	6,000	0.3 years
Non-compete agreements	653,000	3 years
Trade name	128,000	10 years
Certificates	76,000	7 years
	$2,897,000	8.07 weighted average years

          The intangible assets and goodwill were assigned to our MRO services segment.

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 — Acquisition of Piedmont Aviation Component Services, LLC—(Continued)

          The excess of $4,767,000 of the cost over the net amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. Acquired workforce, that does not meet the separability criteria, has been included in the amount recognized as goodwill. During 2006, the Company finalized the valuation of the working capital received in the transaction. The finalization resulted in an increase of $442,996 of the inventory acquired, with an offsetting reduction to goodwill for the same amount. The goodwill that was acquired is tax deductible over 15 years.

          The operations of Piedmont are included in the consolidated statements since July 1, 2005.

          The unaudited pro forma information below assumes that the acquisition had been consummated on January 1, 2004, and includes the effect of amortization of intangible assets from that date. This data is presented for information purposes only and is not necessarily indicative of the results of future operations or the results that would have been achieved had the acquisition taken place on those dates. The pro forma information is as follows:

	Year Ended December 31,
	2004	2005
	Unaudited	Unaudited
Net revenues	$41,590,454	$47,663,024
Net income	803,376	1,501,480
Basic, and diluted net income per share	0.09	0.17

          The unaudited pro forma condensed consolidated results of operations are not necessarily indicative of results that would have occurred had the acquisition occurred as of January 1, 2004, nor are they necessarily indicative of the results that may occur in the future.

Note 3 — Investments

          The estimated fair value of the debt and equity securities approximated their cost at December 31, 2005 and 2006, therefore, there were no significant unrealized gains or losses. Investments consist of the following at December 31:

	December 31,
	2005	2006
Certificates of deposit	$514,544	$—

Note 4 — Inventories

          Inventories are composed of the following:

	December 31,
	2005	2006
Raw material	$4,133,618	$5,399,105
Work in process	3,367,175	3,347,768
Spare parts assemblies	4,873,908	5,864,564
	$12,374,701	$14,611,437

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5 — Property, Plant and Equipment, Net

          Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2005	2006
Cost:
Land, buildings, and leasehold
improvements	$1,811,953	$1,815,480
Machinery and equipment	2,571,608	2,485,884
Motor vehicles	127,330	142,874
Office furniture and equipment	1,057,925	1,478,132
	5,568,816	5,922,370
Less: Accumulated depreciation and
amortization	(2,466,797)	(3,002,496)
	$3,102,019	$2,919,874

          Depreciation and amortization expense for the years ending December 31, 2004, 2005 and 2006 was $231,699, $469,908 and $540,395, respectively.

Note 6 — Intangible Assets, Net

     a. Intangible assets consisted of the following:

	December 31,
	2005	2006
Cost:
Customer relationships	$1,937,000	$1,937,000
Lease at below market rates	97,000	97,000
Consulting service agreements	6,000	6,000
Non-compete agreements	653,000	653,000
Trade name	128,000	128,000
Certificates	76,000	76,000
	2,897,000	2,897,000
Accumulated amortization	236,513	714,023
	$2,660,487	$2,182,977

          Amortization expenses amounted $0, $236,513 and $477,510 for the years ended December 31, 2004, 2005 and 2006, respectively.

     b. Estimated amortization expense expected to be the following:

Year ending	Amortization
December 31,	expenses
2007	$473,824
2008	326,190
2009	217,357
2010	217,357
2011	217,357
Thereafter	730,892
Total	$2,182,977

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7 — Other Current Liabilities and Accrued Expenses

          Consisted of the following:

	December 31,
	2005	2006
Employees and payroll accruals	$639,457	$1,194,011
Advances from customers and other
accrued expenses	1,293,339	1,090,386
Non-compete agreements	562,304	360,000
Sales rebates	142,680	183,798
Accrued income taxes	510,798	9,698
	$3,148,578	$2,837,893

Note 8 — Transactions with Related Parties

     a. Transactions with related parties:

	December 31,
	2004	2005	2006
Management fees	$180,000	$140,000	$520,000
Purchases	3,189,167	2,959,893	3,740,248

          The management fee is meant to compensate the Parent for its effort in reviewing the Company’s business performance, providing counseling on strategic business issues, and assisting in securing new customers, sales agents and business opportunities. Effective January 1, 2007, management fees were discontinued.

          Historically the Company has purchased a majority of its cores for heat exchangers from its Parent. During January 2007, the Company entered into a manufacturing agreement in which the Company is required to purchase all cores required for its heat exchangers from the Parent through January 31, 2017.

          Parent company payables include purchases, accrued interest, and management fees and aggregated $2,285,870, and $3,122,203, respectively as of December 31, 2005 and 2006. Parent company payables are unsecured and provide for no interest payments.

     b. Long-term debt, related party:

          The long-term debt, related party consisted of the following at December 31:

	December 31,
	2005	2006
Term loan with principal payments of $500,000
due June 30, 2009 and 2010, with interest
payments due quarterly at a rate of Libor + 3%
(7.82% and 8.36% at December 31, 2005 and
2006, respectively (weighted average
rate for 2005 and 2006 was 6.60% and 7.89%,
respectively). The Company prepaid $2 million
of the loan in 2006.	$3,000,000	$1,000,000
Term loan with principal payments of $1,000,000
due June 30, 2008, 2009 and 2010, interest
payments due quarterly at a rate 7.25%	3,000,000	3,000,000
Total debt	6,000,000	4,000,000
Less – current maturities	—	—
Long-term debt	$6,000,000	$4,000,000

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8 — Transactions with Related Parties—(Continued)

          The loans are subject to a loan agreement the Parent has with a bank, which provides for a security interest in substantially all of the Company’s assets. Aggregate maturities of long-term debt, related party as of December 31, 2006 was as follows:

2007	$—
2008	1,000,000
2009	1,500,000
2010	1,500,000
$4,000,000

          The long-term debt, related party will be paid prior to its due date and the security agreement related to this debt will be released, if and when an initial public offering (IPO) of the Company is completed. Interest expense for related party debt was $0, $207,773, and $382,079 for the years ended December 31, 2004, 2005, and 2006, respectively.

Note 9 — Long-Term Debt

          The Company’s long-term debt consisted of the following at December 31:

	December 31,
	2005	2006
Term loan to bank, with quarterly payments until
July 1, 2007, when note is due, with interest at a
rate of Libor plus 1.3% (6.12% and 6.66% at
December 31, 2005 and 2006, respectively) (the
weighted average rate for 2005 and 2006 was
6.16% and 5.83%, respectively)	$5,000,000	$4,000,000
Less – current maturities	(1,000,000)	(4,000,000)
Total long-term debt	$4,000,000	$—

          The loan is secured by substantially all of the Company’s assets. The Company cannot pay dividends without the prior written consent of the bank. As of December 31, 2006, the Company was in compliance with all required financial covenants.

Note 10 — Employee Share Based Compensation

          On behalf of the Company, the Parent entered into a share based compensation agreement with the Company’s CEO during August 2005. The compensation agreement is made up of 45,000 Phantom Stock Options and stock options to be issued upon the completion of an IPO by the Company. See Note 16 for modification of the stock options to be issued upon completion of an IPO.

          The Phantom Stock Options have a base price of $6.37. At the date of exercise, the CEO will receive a cash payment for the difference between the base price and the average price of the Parent’s stock price for the 60 days preceding the exercise date. The Phantom Stock Options expire on June 30, 2010. There was no expense related to the Phantom Stock Options for the year ended December 31, 2005 as the Parent’s stock price was less than the exercise price. During the year ended December 31, 2006, the Company recorded expense of $347,945. At December 31, 2006, 45,000 Phantom Stock Options remain outstanding with 30,000 of those vested and the remaining to vest on April 1, 2007. At December 31, 2006, the Company recorded a liability of $347,945 related to the Phantom Stock Options.

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11 — Income Taxes

     a. Net deferred tax assets and liabilities are as follow as of December 31:

	December 31,
	2005	2006
Assets:
Accrued vacation	$77,580	$95,600
Allowance for doubtful accounts	144,500	97,800
Inter-company expenses with Parent	128,000	111,100
Accrued bonus	56,000	91,100
Inventory	—	142,000
Other	6,920	18,800
Total assets	413,000	556,400
Liabilities:
Amortization	(21,000)	(94,500)
Depreciation	(365,500)	(341,000)
Prepaid assets	—	(110,500)
Total liabilities	(386,500)	(546,000)
Deferred assets, net	$26,500	$10,400

     b. Income tax expense for the years ended December 31, 2004, 2005 and 2006, consists of the following:

	Year Ended December 31,
	2004	2005	2006
Current income taxes	$500,000	$1,320,237	$2,506,715
Deferred income taxes	56,000	(246,500)	16,100
Total provision for
income taxes	$556,000	$1,073,737	$2,522,815

     c. A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	Year Ended December 31,
	2004	2005	2006
Statutory federal income tax rate	34.0%	34.0%	34.0%
State taxes net of federal benefit	4.0	2.6	4.0
Meals and entertainment	0.2	0.4	0.1
Indian employment credit	(0.7)	(0.4)	(0.1)
Manufacturers’ deduction	—	(1.1)	(0.1)
Miscellaneous	(1.1)	0.2	(1.1)
Effective income tax rate	36.4%	35.7%	36.8%

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12 — Operating Leases

          The Company leases various office equipment and facilities under non-cancelable operating leases with expiration dates through November 2011. Two leases that expire in 2011 included five year renewal options. The monthly rental expense ranges from approximately $100 to $9,000.

          Total operating lease rentals charged to expense during the years ended December 31, 2004, 2005 and 2006 were approximately $27,410, $217,347, and $217,289, respectively. Net minimum annual future rental under non-cancelable operating leases as of December 31, 2006 is as follows:

Year	Amount
2007	$176,308
2008	170,808
2009	171,608
2010	114,660
2011	87,950
Total	$721,334

Note 13 — Defined Contribution Plan

          The Company sponsors a 401(K) profit sharing plan covering substantially all employees. The plan permits the employer to contribute a discretionary amount for a plan year, which the employer designates as qualified non-elective contribution. Contributions to the plan by the Company were $12,779, $62,691, and $175,847 for the years ended December 31, 2004, 2005 and 2006, respectively.

Note 14 — Segment Reporting Geographical Information

     a. Segment Activities Disclosure:

          The Company manages its business on a basis of two reportable segments since the acquisition of Piedmont on July 6, 2005. The Company’s reportable segments are as follows:

  The maintenance, repair and overhaul (MRO) segment focuses on remanufacture, overhaul and repair of heat transfer equipment and other aircraft components and of repair of APU’s, propellers and landing gears.

  Parts segment (part of Piedmont’s business) focuses on sales of parts of APU’s, propellers and landing gears.

     b. Operational segments:

          The following financial information is a summary of the gross profit of each operational segment:

	Year Ended December 31, 2005
	MRO	Parts	Consolidated
Revenue	$27,600,908	$4,055,310	$31,656,218
Cost of revenue	21,458,492	2,812,310	24,270,802
Gross profit	$6,142,416	$1,243,000	$7,385,416

	Year Ended December 31, 2006
	MRO	Parts	Consolidated
Revenue	$43,824,150	$15,197,168	$59,021,318
Cost of revenue	32,214,161	12,834,925	45,049,086
Gross profit	$11,609,989	$2,362,243	$13,972,232

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 14 — Segment Reporting Geographical Information—(Continued)

     c. The following presents total sales, based on the location of the end customers, for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,
	2004	2005	2006
Israel	$671,241	$1,084,387	$136,496
Asia	1,067,064	1,041,361	1,963,128
North America	9,279,746	20,153,941	43,042,932
Europe	2,980,874	7,435,522	12,401,101
Other	106,214	1,941,007	1,477,661
	$14,105,139	$31,656,218	$59,021,318

     d. The following presents long-lived assets as of:

	December 31, 2005
	MRO	Parts	Corporate	Consolidated
Total assets	$28,792,848	$1,820,800	$3,128,893	$33,742,541
Capital
investments	347,072	—	—	347,072
Depreciation and
amortization	705,614	807	—	706,421

	December 31, 2006
	MRO	Parts	Corporate	Consolidated
Total assets	$29,130,978	$3,541,850	$5,339,319	$38,012,147
Capital
investments	357,974	—	—	357,974
Depreciation and
amortization	1,016,255	1,650	—	1,017,905

Note 15 — Quarterly Financial Information (Unaudited)

	2005
	(in 000’s)
	March 31	June 30	Sept. 30	Dec. 31
Net revenue	$3,980	$4,374	$10,032	$13,270
Gross profit	1,040	1,318	2,299	2,728
Net income	329	438	463	707
Net income per share	0.04	0.05	0.05	0.08

	2006
	(in 000’s)
	March 31	June 30	Sept. 30	Dec. 31
Net revenue	$12,251	$13,652	$14,477	$18,641
Gross profit	3,013	3,393	3,807	3,759
Net income	907	932	1,187	1,304
Net income per share	0.10	0.10	0.13	0.14

          The results for the first and the second quarters of fiscal 2005 include the financial statements of Limco-Airepair, Inc. stand-alone. The third and the fourth quarters of fiscal 2005 include the aggregate effect of consolidating Piedmonts’ financial statements.

          The results for fiscal year 2006 include the aggregate effect of consolidating Piedmonts’ financial statements.

LIMCO-PIEDMONT INC. AND SUBSIDIARIES
(A wholly-owned subsidiary of TAT Technologies, Ltd.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 16 — Subsequent Events

          On April 12, 2007, the Company adopted the Limco-Piedmont Inc. 2007 Incentive Compensation Plan, or the 2007 Plan, under which the Company may issue options to purchase 600,000 shares of common stock which will increase on the first day of each fiscal year during the term. The Company’s Board of Directors has authorized the issuance of options to its employees and directors to purchase 401,000 shares of common stock with an exercise price equal to the IPO stock price concurrently with the closing of this offering. The options vest 1/3 upon completion of the IPO and 1/3 on an annual basis following the completion of the IPO. The options have a life of five years from the date of the IPO. The 2007 Plan also permits the Company to issue stock appreciation rights, but, to date, only has plans to issue options.

          Of the options to be issued, 66,000 will issued to the Company’s CEO as a replacement of the options granted by our Parent and that were to be issued upon the completion of an IPO.

PIEDMONT AVIATION COMPONENT SERVICES, LLC

INDEPENDENT AUDITORS’ REPORT

To the Members
Piedmont Aviation Component Services, LLC
Kernersville, North Carolina

          We have audited the accompanying balance sheets of Piedmont Aviation Component Services, LLC as of December 31, 2004 and 2003, and the related statements of operations, members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Piedmont Aviation Component Services, LLC as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Dixon Hughes PLLC

March 18, 2005

PIEDMONT AVIATION COMPONENT SERVICES, LLC

BALANCE SHEETS

	December 31,
	2004	2003
ASSETS

CURRENT ASSETS
Cash	$18,784	$205,250
Accounts receivable, net of allowance for uncollectible accounts of
$215,000 in 2004 and $273,000 in 2003	4,487,984	3,152,732
Inventories	9,837,295	7,475,078
Prepaid expenses	237,851	82,377
Deposits	—	13,605
Costs and estimated earnings in excess of billings on
uncompleted contracts	277,311	1,068,640
TOTAL CURRENT ASSETS	14,859,225	11,997,682

PROPERTY AND EQUIPMENT, net	1,130,445	802,971

OTHER ASSETS
Deferred loan costs, net of accumulated amortization of
$202,722 in 2004 and $107,324 in 2003	146,473	241,871
	$16,136,143	$13,042,524

LIABILITIES AND MEMBERS’ EQUITY

CURRENT LIABILITIES
Revolving line of credit	$6,378,524	$5,588,178
Current portion of long-term debt	803,177	103,846
Accounts payable	3,726,506	1,345,219
Accrued expenses	822,968	749,078
Billings in excess of costs and estimated earnings on
uncompleted contracts	124,911	140,009
TOTAL CURRENT LIABILITIES	11,856,086	7,926,330

LONG-TERM DEBT, net of current portion	—	510,577

SUBORDINATED DEBT	2,000,000	2,000,000

MEMBERS’ EQUITY	2,280,057	2,605,617
	$16,136,143	$13,042,524

The accompanying notes are an integral part of the financial statements.

PIEDMONT AVIATION COMPONENT SERVICES, LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2004	2003
NET SALES	$27,485,315	$23,881,884
COST OF GOODS SOLD	21,616,609	18,978,786
GROSS PROFIT	5,868,706	4,903,098
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	5,422,390	4,286,924
OPERATING INCOME	446,316	616,174
INTEREST EXPENSE	614,550	481,081
NET INCOME (LOSS)	$(168,234)	$135,093

The accompanying notes are an integral part of the financial statements.

PIEDMONT AVIATION COMPONENT SERVICES, LLC

STATEMENTS OF MEMBERS’ EQUITY
Years Ended December 31, 2004 and 2003

MEMBERS’ EQUITY AT DECEMBER 31, 2002	$2,465,524
Capital contributions	5,000
Net income	135,093
MEMBERS’ EQUITY AT DECEMBER 31, 2003	2,605,617
Capital contributions	33,862
Distributions	(191,188)
Net loss	(168,234)

MEMBERS’ EQUITY AT DECEMBER 31, 2004	$2,280,057

The accompanying notes are an integral part of the financial statements.

PIEDMONT AVIATION COMPONENT SERVICES, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(168,234)	$135,093
Adjustments to reconcile net income (loss) to net cash
used by operating activities:
Depreciation	123,619	53,593
Amortization of deferred loan costs	95,398	94,011
Bad debt expense	89,815	107,712
Change in assets and liabilities
Increase in accounts receivable	(1,425,067)	(625,147)
Increase in inventories	(2,362,217)	(890,653)
(Increase) decrease in prepaid expenses	(155,474)	258,424
Decrease in deposits	13,605	6,550
(Increase) decrease in costs and estimated earnings
in excess of billings on uncompleted contracts	791,329	(835,440)
Increase in accounts payable	2,381,287	474,195
Increase in accrued expenses	73,890	157,791
Increase (decrease) in billings in excess of costs
and estimated earnings on uncompleted contracts	(15,098)	82,661

NET CASH USED BY OPERATING ACTIVITIES	(557,147)	(981,210)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(451,093)	(845,391)

NET CASH USED BY INVESTING ACTIVITIES	(451,093)	(845,391)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from line of credit	790,346	2,086,610
Proceeds from borrowings on long-term debt	323,400	—
Principal payments on long-term debt	(134,646)	(60,577)
Capital distributions	(191,188)	—
Capital contributions	33,862	5,000

NET CASH PROVIDED BY FINANCING ACTIVITIES	821,774	2,031,033

NET INCREASE (DECREASE) IN CASH	(186,466)	204,432

CASH, BEGINNING	205,250	818

CASH, ENDING	$18,784	$205,250

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for interest	$583,539	$444,203

The accompanying notes are an integral part of the financial statements.

PIEDMONT AVIATION COMPONENT SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE A — NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

          Piedmont Aviation Component Services, LLC (the “Company”) was organized on August 15, 2002 as a limited liability company under the laws of the state of North Carolina. The Company is primarily engaged in the business of maintenance, repair and overhaul of auxiliary power units, propellers and landing gear for aviation customers located throughout the world. The Company also distributes aviation parts to its customers.

          Significant accounting policies are as follows:

Accounts Receivable

          Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 to 60 days from the invoice date. Accounts receivable are stated at the amount invoiced to the customer.

          The carrying amount of accounts receivable is reduced by an allowance that reflects management’s best estimate of the amounts that will not be collected. Management reviews each accounts receivable balance that exceeds 30 days past the due date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. The Company also calculates a general allowance on all open balances equal to 3% of such amounts.

Inventories

          Inventories are carried at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Property and Equipment

          Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed as incurred while renewals and betterments are capitalized. Depreciation is provided by the straight-line method over the estimated useful lives of the respective assets as follows:

Equipment	7 years
Furniture and fixtures	7 years
Leasehold Improvements	5 to 18 years
Vehicles	5 years
Computer equipment	5 years

Deferred Loan Costs

          Deferred loan costs are being amortized over the terms of the respective loan agreements.

Income Taxes

          The Company is treated as a partnership for income tax purposes. Accordingly, no provision for federal or state income taxes is made in its operating results.

Warranty Reserve

          The Company’s warranty policy generally provides 6 to 24 months of coverage for parts and labor on work performed. Most warranty claims for aircraft parts are warranted by the manufacturer. Estimated warranty costs are expensed at the time of sale of the warranted products. Warranty expense for aircraft parts is determined net of estimated warranty recoveries from the manufacturer.

PIEDMONT AVIATION COMPONENT SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE A — NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising

          Advertising costs are expensed as incurred. Advertising expense was $11,449 and $43,978 for the years ended December 31, 2004 and 2003, respectively.

Guaranteed Payments to Members

          Guaranteed payments to members are intended as compensation for services rendered; therefore, these payments are accounted for as expenses rather than as allocations of net income.

Revenue Recognition

          The Company recognizes revenues from its maintenance, repair and overhaul services (not under long-term contracts) and parts sales as the services are rendered or as products are shipped to the customer.

          The Company has entered into long-term contracts for the maintenance and overhaul of certain airplane parts and equipment. These contracts have expiration dates ranging from 2007 to 2008. Billings for these contracts are made based on reported customer usage of the parts and equipment covered under the contract. Costs are incurred as parts and equipment are repaired. Revenues from these contracts are recognized on the percentage-of-completion method over the specified contract period, including extensions, based on the percentage of costs incurred to date relative to management’s estimate of total costs expected to be incurred in performing services under the contract during the contract period.

          For these contracts, it is reasonably possible for management to change its estimates of revenues and costs, thereby altering estimated profitability, in the near term. These factors include, but are not limited to, changes in job performance and job conditions, including those arising from contract penalty provisions, if any, and final contract settlements. The impact of the revisions is recognized in the period in which the revisions are determined.

          The asset, “Costs and estimated earnings in excess of billings on uncompleted contracts,” represents revenues recognized in excess of amounts billed. The liability, “Billings in excess of costs and estimated earnings on uncompleted contracts,” represents amounts billed in excess of revenues recognized.

Use of Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B — INVENTORIES

          Inventories are composed of the following at December 31, 2004 and 2003:

	2004	2003
Parts and accessories	$6,499,396	$5,316,189
Work in process	3,337,899	2,158,889
	$9,837,295	$7,475,078

PIEDMONT AVIATION COMPONENT SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE C — COSTS AND ESTIMATED EARNINGS ON UNCOMPLETED CONTRACTS

          Summary information with respect to the Company’s uncompleted maintenance and overhaul contracts, in the aggregate, at December 31, 2004 and 2003, is as follows:

	2004	2003
Costs incurred on uncompleted contracts	$5,617,561	$2,745,324
Estimated earnings	2,993,807	1,562,062
	8,611,368	4,307,386
Less: Billings to date	(8,458,968)	(3,378,755)

	$152,400	$928,631
Included in the accompanying balance
sheets as:
Costs and estimated earnings in excess of
billings on uncompleted contracts	$277,311	$1,068,640
Billings in excess of costs and estimated
earnings on uncompleted contracts	(124,911)	(140,009)

	$152,400	$928,631

NOTE D — PROPERTY AND EQUIPMENT

          Components of property and equipment at December 31, 2004 and 2003 are as follows:

	2004	2003
Equipment	$789,752	$381,099
Furniture and fixtures	117,429	117,429
Leasehold improvements	210,667	153,719
Vehicles	28,275	28,275
Computer equipment	132,568	119,815
Construction in progress	25,663	56,289
	1,304,354	856,626
Accumulated depreciation	(173,909)	(53,655)
	$1,130,445	$802,971

NOTE E — REVOLVING LINE OF CREDIT

          The Company has a revolving line of credit with Webster Business Credit Corporation under which it may borrow up to the lesser of $5,300,000 or 85% of eligible accounts receivable plus 75% of eligible inventories. Additional availability under the line of credit at December 31, 2004 was approximately $850,000. Interest is payable monthly at the prime rate (5.25% at December 31, 2004) and is secured by substantially all assets of the Company. The term for this line of credit is three years, and it is set to expire in November 2005. Based on the provisions of EITF 95-22 “Balance Sheet Classification of Borrowings Outstanding Under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement,” the revolving line of credit has been classified as a current liability.

PIEDMONT AVIATION COMPONENT SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE F — LONG-TERM DEBT

          Long-term debt consists of the following as of December 31, 2004 and 2003:

	2004	2003
Webster Business Credit Corporation
Term note payable, with monthly principal
payments of $8,654 plus interest at the
prime rate plus 1.0%. A balloon
payment of all remaining principal and
interest is due in November 2005.	$510,577	$614,423

Term note payable, with monthly principal
payments of $3,850 plus interest at the
prime rate plus 1.0%. A balloon
payment of all remaining principal and
interest is due in November 2005.	292,600	—
	803,177	614,423
Less current portion	(803,177)	(103,846)

	$—	$510,577

          The term note payable disclosed above as well as the revolving line of credit disclosed in Note E are secured by substantially all of the Company’s assets, an assignment of life insurance policies on the lives of the owners, and unlimited personal guarantees of the owners. The loan agreements include covenants, which specify, among other things, limitations on capital expenditures, maintenance of a minimum fixed charge coverage ratio, and a minimum amount of undrawn availability of $750,000 under the line of credit. At December 31, 2004, after obtaining a waiver from the lender, the Company was in compliance with these covenants.

          The Company also has available a $500,000 capital expenditures loan commitment that can be used to fund up to 80% of the purchase of certain capital equipment. The outstanding balance on the total facilities with Webster Business Credit Corporation, which include the revolving line of credit, the term notes and the capital expenditure loan, cannot exceed $7,500,000. Outstanding borrowings on this loan totaled $292,600 and $0 at December 31, 2004 and 2003, respectively, and are included in long-term debt on the balance sheets.

NOTE G — SUBORDINATED DEBT

          Subordinated debt consists of the following as of December 31, 2004 and 2003:

	2004	2003
Blue Ridge Investors II Limited Partnership
Subordinated term note payable with
quarterly payments of interest only at
14% through March 2004. Beginning
in April 2004, quarterly payments of
interest only at 14% on $1,000,000 of
the outstanding balance and 18% on
$1,000,000 of the outstanding balance.
All unpaid principal and interest is due
in October 2007. The note is secured
by a subordinated lien on substantially
all of the Company’s assets and is
guaranteed by members of the
Company.	$2,000,000	$2,000,000

PIEDMONT AVIATION COMPONENT SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE G — SUBORDINATED DEBT (Continued)

          In conjunction with the subordinated term note payable issued to Blue Ridge Investors II Limited Partnership (“Blue Ridge”), the Company issued warrants giving Blue Ridge the right to acquire a minimum of 16% of the members’ equity of the Company for $0.01 per percentage point of ownership interests acquired. The warrants are exercisable by Blue Ridge immediately prior to a sale of the Company, transfer upon which Blue Ridge exercises its right of co-sale, or any time after April 1, 2006. If the Company’s financial performance during any 12-month fiscal period of the agreement does not meet certain minimum performance levels, Blue Ridge earns additional warrants representing ownership up to a maximum of 31% of members’ equity. If Blue Ridge earns additional warrants in any one year, the Company has the ability to “earn back” the additional warrants in subsequent years if it achieves certain levels of financial performance. If the Company meets certain performance levels as of the years ending December 31, 2004 or 2005, then Blue Ridge may only purchase 12% of the members’ equity. As of December 31, 2004, the Company did not meet the minimum performance levels; therefore, Blue Ridge’s warrant percentage remains at 31%.

          At any time after January 1, 2008, Blue Ridge can require the Company to purchase its warrant interest at a price based on five times the average of the Company’s trailing 24-month earnings before interest, taxes, royalties and depreciation, less the current outstanding indebtedness for borrowed money and the aggregate amount then owing under the royalty agreement (see Note J), plus the Company’s then current cash and cash equivalents, multiplied by Blue Ridge’s warrant percentage interest.

          At inception, the estimated fair value of the warrants was not material. No amount has been assigned to the warrants as of December 31, 2004 and 2003 based on applying the above formula calculation.

NOTE H — OPERATING LEASES

          The Company leases various office equipment and facilities under non-cancelable operating leases with expiration dates ranging from January 2005 through November 2007. Monthly rentals range from approximately $100 to $9,000. Total operating lease rentals charged to expense during the years ended December 31, 2004 and 2003 were approximately $257,000 and $275,000, respectively. Net minimum annual future rentals under non-cancelable operating leases as of December 31, 2004 are as follows:

Year Ending December 31,
2005	$175,000
2006	130,000
2007	20,000
$325,000

NOTE I — CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

          Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of accounts receivable.

          At December 31, 2004 and 2003, approximately 29% and 34%, respectively, of the Company’s accounts receivable were due from two customers.

          During the years ended December 31, 2004 and 2003, approximately 31% and 27%, respectively, of the Company’s sales were to two customers.

PIEDMONT AVIATION COMPONENT SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2004 and 2003

NOTE J — ROYALTY AGREEMENT

          The Company has entered into a royalty agreement with Piedmont Aviation Services, Inc. (“PAS”) whereby the Company has agreed to pay PAS an amount equal to 3% of the revenue generated from the purchased business up to a total of $2,000,000. Effective April 1, 2004, the royalty agreement was amended to provide for royalty payments equal to 1.5% for six calendar quarters. After the sixth calendar quarter, the royalty rate will revert back to 3%. The agreement commenced on July 1, 2003 and continues until December 31, 2027. However, the maximum cumulative amount that can be paid to PAS under this agreement is $2,000,000. The royalty is payable quarterly. Total royalty expense during the years ended December 31, 2004 and 2003 was approximately $358,000 and $294,000, respectively.

NOTE K — RETIREMENT PLAN

          The Company has a 401(k) retirement plan which covers eligible employees. Participants may contribute annually a portion of their salary up to the maximum allowed by law. The Company may make matching contributions equal to a discretionary percentage. The Company’s contribution to the plan amounted to $90,936 and $63,017 for the years ended December 31, 2004 and 2003, respectively.

NOTE L — BUY-SELL AGREEMENT

          The Company has entered into an agreement with the members of the Company which provides for the Company to purchase a member’s interest upon the occurrence of certain buy-sell events such as death, insolvency or bankruptcy of a member. The Buy-Sell Agreement provides that the member or his representative shall give notice to the Company of a buy-sell event within ten days after its election to exercise its purchase option within 30 days after the above notice has been given. Unless the Company and the selling member agree in writing within 60 days of the notice, then the purchase price for the membership interest shall be determined by an appraiser. The closing of the purchase will take place within 90 days after the notice is given.

Limco-Piedmont Inc.
COMMON STOCK

_______________

PROSPECTUS
_______________

               , 2007

Oppenheimer & Co.

Stifel Nicolaus

          Through and including                , 2007 (the 25th day after the date of this prospectus) all dealers effecting transactions in these securities, whether or not participating in this offering maybe requested to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

          The expenses of the issuance and distribution of the securities being registered hereby, other than selling discounts and commissions, are estimated as follows:

Securities and Exchange Commission registration fee	$1,382
NASD filing fee	$5,000
NASD listing fee	$5,000
Printing and engraving	*
Blue sky fees and expenses	*
Legal fees	*
Accountants’ fees	*
Miscellaneous expenses	*
Total	*

          To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

          Section 145 of the Delaware General Corporation Law, or DGCL, permits, in general, a Delaware corporation to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation) by reason of the fact that he or she is or was a director or officer of the corporation, or served another entity in any capacity at the request of the corporation, against liability incurred in connection with such proceeding, including the estimated expenses of litigating the proceeding to conclusion and the expenses actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof, if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, in criminal actions or proceedings, additionally had no reasonable cause to believe that his or her conduct was unlawful. Section 145(e) of the DGCL permits the corporation to pay such costs or expenses in advance of a final disposition of such action or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he or she is ultimately found not to be entitled to indemnification under the DGCL. Section 145(f) of the DGCL provides that the indemnification and advancement of expense provisions contained in the DGCL shall not be deemed exclusive of any rights to which a director or officer seeking indemnification or advancement of expenses may be entitled.

          Our certificate of incorporation and bylaws provide, in general, that we shall indemnify, to the fullest extent permitted by law, any and all persons whom we shall have the power to indemnify under those provisions from and against any and all of the expenses, liabilities, or other matters referred to in or covered by those provisions. Our certificate of incorporation and bylaws also provide that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those indemnified may be entitled as a matter of law or which they may be lawfully granted.

          In connection with this offering, we are entering into indemnification agreements with each of our current directors to give these directors additional contractual assurances regarding the scope of the indemnification set forth in our certificate of incorporation and bylaws and to provide additional procedural protections. We expect to enter into a similar agreement with any new directors. We expect to increase our directors’ and officers’ liability insurance to $10.0 million of coverage.

          The Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by us and the underwriters for certain civil liabilities.

Item 15. Recent Sales of Unregistered Securities

          The Registrant, a wholly-owned subsidiary of TAT Technologies, has sold no securities within the past three years.

Item 16. Exhibits and Financial Statement Schedules.

          (a) Exhibits

          The following is a list of exhibits filed as a part of this registration statement:

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement*

4.1	Certificate of Incorporation of the Registrant

4.2	By-Laws of the Registrant

4.1	Specimen of Common Stock Certificate*

5.1	Form of Opinion of Carter Ledyard & Milburn LLP*

10.1	Form of Registration Rights Agreement between the Registrant and TAT Technologies Ltd.

10.2	Limco Piedmont Inc. 2007 Incentive Compensation Plan

10.3	Separation Agreement dated as of March 14, 2007 between Registrant and TAT Technologies Ltd.*

10.4	Allocation of Activity Agreement dated as of March __, 2007 between Registrant and TAT Technologies Ltd.*

10.5	Manufacturing License Agreement dated January 30, 2007 between Registrant and TAT Technologies Ltd.

10.6	Loan Agreement dated as of July 6, 2005 between Registrant and Bank Leumi USA

10.7	Amendment to the Loan Agreement dated as of October 1, 2005 between Registrant and Bank Leumi USA

10.8	Loan Agreement dated as of June 30, 2005 between Registrant and TAT Technologies

10.9	Employment Agreement dated as of May 16, 2004 and amendments thereto between Registrant and Shaul Menachem*

10.10	Employment Agreement dated March 20, 2006 between Registrant and Shabtai Moshiashvili*

10.11	Employment Agreement dated November 2, 2006 between Registrant and Natan Blau*

10.12	Letter from Tullius Taylor Sartain & Sartain LLP regarding change in accountants

23.1	Consent of Virchow Krause & Company LLP

23.2	Consent of Tullius Taylor Sartain & Sartain LLP

23.3	Consent of Dixon Hughes PLLC

23.4	Consent of Carter Ledyard & Milburn LLP (contained in Exhibit 5.1)*

24.1	Power of Attorney (included in the signature page to the Registration Statement)

____________
* To be filed by amendment.

Item 17.Undertakings.

          The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

          (1)      For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)      For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tulsa, Oklahoma on this 16th day of April, 2007.

LIMCO-PIEDMONT INC.

By:	/s/ Shaul Menachem
Shaul Menachem
President and Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each director and officer of Limco-Piedmont Inc. whose signature appears below hereby appoints Shaul Menachem and Israel Ofen, and each of them severally, acting alone and without the other, his/her true and lawful attorney-in-fact with full power of substitution or re-substitution, for such person and in such person’s name, place and stead, in any and all capacities, to sign on such person’s behalf, individually and in each capacity stated below, any and all amendments, including post-effective amendments to this Registration Statement, and to sign any and all additional registration statements relating to the same offering of securities of the Registration Statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their indicated capacities on April 16, 2007:

Name	Title

/s/ Dov Zeelim	Chairman of the Board
Dov Zeelim

/s/ Shaul Menachem	President, Chief Executive Officer and Director
Shaul Menachem

/s/ Shabtai Moshiashvili	Chief Financial and Accounting Officer
Shabtai Moshiashvili

/s/ Gillon Beck	Director
Gillon Beck

/s/ Lawrence W. Findeiss	Director
Lawrence W. Findeiss

/s/ Dr. Jacob Gesthalter	Director
Dr. Jacob Gesthalter

/s/ Michael Gorin	Director
Michael Gorin

/s/ Israel Ofen	Director
Israel Ofen

EXHIBIT INDEX

          The following is a list of exhibits filed as a part of this registration statement:

Exhibit No.	Description of Exhibit

1.1	Form of Underwriting Agreement*

4.1	Certificate of Incorporation of the Registrant

4.2	By-Laws of the Registrant

4.1	Specimen of Common Stock Certificate*

5.1	Form of Opinion of Carter Ledyard & Milburn LLP*

10.1	Form of Registration Rights Agreement between the Registrant and TAT Technologies Ltd.

10.2	Limco Piedmont Inc. 2007 Incentive Compensation Plan

10.3	Separation Agreement dated as of March 14, 2007 between Registrant and TAT Technologies Ltd.*

10.4	Allocation of Activity Agreement dated as of March __, 2007 between Registrant and TAT Technologies Ltd.*

10.5	Manufacturing License Agreement dated January 30, 2007 between Registrant and TAT Technologies Ltd.

10.6	Loan Agreement dated as of July 6, 2005 between Registrant and Bank Leumi USA

10.7	Amendment to the Loan Agreement dated as of October 1, 2005 between Registrant and Bank Leumi USA

10.8	Loan Agreement dated as of June 30, 2005 between Registrant and TAT Technologies

10.9	Employment Agreement dated as of May 16, 2004 and amendments thereto between Registrant and Shaul Menachem*

10.10	Employment Agreement dated March 20, 2006 between Registrant and Shabtai Moshiashvili*

10.11	Employment Agreement dated November 2, 2006 between Registrant and Natan Blau*

10.12	Letter from Tullius Taylor Sartain & Sartain LLP regarding change in accountants

23.1	Consent of Virchow Krause & Company LLP

23.2	Consent of Tullius Taylor Sartain & Sartain LLP

23.3	Consent of Dixon Hughes PLLC

23.4	Consent of Carter Ledyard & Milburn LLP (contained in Exhibit 5.1)*

24.1	Power of Attorney (included in the signature page to the Registration Statement)

____________
* To be filed by amendment.